GK/AS/1057/2007 RECEIVED

2007 DEC -5 P 5:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC file: 82-5036

Płock, 28 November 2007

Polski Koncern Naftowy

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549



SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 58/2007 to 65/2007;
- Condensed consolidated financial statements for the periods of 9 and 3 months ended 30 September 2007.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

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RECEIVED 2007 DEC -5 P 5:3?

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar change
Released	16:36 05-Oct-07
Number	2701F

Regulatory announcement no 58/2006 dated 5 October 2007

Change in the date of publication of the PKN ORLEN financial statement for the third quarter 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that there has been made a change in the PKN ORLEN financial calendar for 2007. Quarterly report for the third quarter 2007 will be produced on 13 November 2007.
The originally announced date of publication of the report for the third quarter 2007 was 14 November 2007.

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PKN ORLEN S.A.
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IKSSolino purchased PKN bonds
Released	15:57 08-Oct-07
Number	3434F

Regulatory announcement no 59/2007 dated 8 October 2007
PKN ORLEN's subsidiary – IKS Solino – has once again purchased bonds issued by PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 8 October 2007 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN in two series, with the following issue conditions:
1. Series: ORLEN006 081107 (rolled-over bond issue no ORLEN005 081007 as of 7 September 2007); value of the bond issue PLN 5,000,000, composed of 50 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 8 October 2007
- Redemption date: 8 November 2007
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,579.80

and
2. Series: ORLEN007 080108; value of the bond issue PLN 5,000,000, composed of 50 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 8 October 2007
- Redemption date: 8 January 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 98,728.40.

See also: regulatory announcement no 75/2006 dated 27 November 2006, regulatory announcement no 13/2007 dated 20 February 2007 and regulatory announcement no 55/2007 dated 7 September 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Naftowy Orlen S.A.	**PKN ORLEN SA**
TIDM	POKD	**SEC File**
Headline	MN Health Care Centre Reg	**82-5036**
Released	07:00 24-Oct-07	
Number	2384G	

Regulatory announcement no 60/2007 dated 23 October 2007
AB Mazeikiu Nafta has acquired shares in UAB Mazeikiu Nafta Health Care Centre

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 23 October 2007, the company UAB Mazeikiu Nafta Health Care Centre, a private limited liability company headquartered in Juodeikiai, LT-89467 Mazeikiai district, Republic of Lithuania, was registered with the Register of Legal Entities ("MN Health Centre").

PKN ORLEN subsidiary, AB Mazeikiu Nafta ("Mazeikiu Nafta") has acquired 10,000 shares with a par value of 1 LTL each (i.e. approximately PLN 1.06 based on the average LTL/PLN exchange rate as of 23 October 2007, as stated by the National Bank of Poland) in MN Health Centre (" Acquired Shares"), which represents 100% of the authorized capital of MN Health Centre. The Acquired Shares grant Mazeikiu Nafta 100% of the votes at the General Meeting of Shareholders of MN Health Centre. The book value of the Acquired Shares amounts to 10,000 LTL (i.e. PLN 10,591 based on the average LTL/PLN exchange rate as of 23 October 2007, as stated by the National Bank of Poland) as of 23 October 2007 in the Mazeikiu Nafta books.

The Acquired Shares have been paid for by Mazeikiu Nafta in the form of the cash contribution amounting to 10,000 LTL (i.e. PLN 10,591 based on the average LTL/PLN exchange rate as of 23 October 2007, as stated by the National Bank of Poland). AB Mazeikiu Nafta's investment in the UAB Mazeikiu Nafta Health Care Centre is long-term in nature.

The primary purpose of MN Health Centre, being the health care institution rendering miscellaneous health care services, shall be to provide individual and public health care services, training services, perform analysis of working conditions for customers.

The Board of MN Health Centre consists of 3 members all of them being the employees of AB Mazeikiu Nafta. The Board of AB Mazeikiu Nafta consists of 6 persons: 5 of them are PKN ORLEN employees. The Supervisory Council of AB Mazeikiu Nafta consists of 9 persons: 5 of them are PKN ORLEN employees.

As of 30 September 2007, PKN ORLEN owned 89.90% of the votes at the General Meeting of Shareholders of AB Mazeikiu Nafta.

As the Acquired Shares represent 100% of the MN Health Centre initial capital, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Decision regarding subsidiary
Released	16:00 30-Oct-07
Number	6423G

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 61/2007 dated 30 October 2007

The District Court for Cracow has issued a bankruptcy declaration regarding ORLEN Transport Krakow.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that the District Court for Cracow – Srodmiescie, Poland (VIII Economic Department for Bankruptcy) issued on 29 October 2007 a bankruptcy declaration regarding a PKN ORLEN subsidiary - ORLEN Transport Krakow Sp. z o.o. ("ORLEN Transport Krakow", "Company"), which includes liquidation of the assets of the Company. The decision of the court does not become valid, until the limitation of complaints, which must be delivered not later than 7 days from the delivery of the bankruptcy declaration.

The court has assigned Ms. Elzbieta Brzozowska as a Judge-Commissioner (a judge in the District Court for Cracow – Srodmiescie) and Ms. Maria Thetschel – Zgud as a Bankruptcy Trustee.

The court has decided that the legal prerequisite mentioned in article 11 point 2 of the Bankruptcy and Repair Law dated 28 February 2003 (Journal of Laws No 60, item 535), when a Company's liabilities exceed the value of its assets, has appeared.

The registered capital of ORLEN Transport Krakow amounts to PLN 12,465,000 and is divided into 124,650 equal and indivisible shares with a par value of PLN 100 for each share. PKN ORLEN owns 98% of the initial capital of ORLEN Transport Krakow.

See also: Regulatory announcement no 50/2007 dated 7 August 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 24, and § 30 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Deza
Released	17:53 31-Oct-07
Number	7797G

Regulatory announcement no 62/2007 dated 31 October 2007
Unipetrol, a.s. and Deza a.s. have signed a share purchase agreement for the sale of shares in Agrobohemie and Synthesia

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 31 October 2007 UNIPETROL, a.s., headquartered in Prague, Czech Republic ("Unipetrol"), as the seller, and DEZA, a.s., headquartered in Valašské Meziøíèí, Czech Republic ("Deza"), as the purchaser, have signed the Share Purchase Agreement concerning the sale of shares in Agrobohemie a.s., headquartered in Prague, Czech Republic ("Agrobohemie") and the Share Purchase Agreement concerning the sale of shares in Synthesia, a.s. (with original business name ALIACHEM a.s.), with its registered office at Pardubice, Czech Republic ("Synthesia").

On the base of the two above mentioned agreements Unipetrol will sell to Deza:

- 46,950 ordinary shares of Agrobohemie, representing 50% shares in Agrobohemie registered capital and votes at the General Meeting of Shareholders of Agrobohemie. The nominal value of the Agrobohemie Shares is CZK 10,800 (i.e. approximately PLN 1,454, based on average CZK/PLN exchange rates as of 31 October 2007, as stated by the National Bank of Poland) per share ("Agrobohemie Shares").

- 26,447,571 ordinary bearer shares of Synthesia, representing 38.79% shares in Synthesia registered capital and votes at the General Meeting of Shareholders of Synthesia. The nominal value of the Synthesia Shares is CZK 40 (i.e. approximately PLN 5, based on average CZK/PLN exchange rates as of 31 October 2007, as stated by the National Bank of Poland) per share ("Synthesia Shares").

In these agreements, Unipetrol and Deza agreed that the purchase price for the Agrobohemie Shares and the Synthesia Shares, respectively, shall be determined, based on their fair market value, by the reputable appraiser mutually selected by Unipetrol and Deza. It is agreed that the purchase price shall be determined by the appraise within a period of six weeks from the signing of the Settlement Agreements (more information regarding the Settlement Agreements please find below) and the Share Purchase Agreement concerning the sale of Agrobohemie Shares and Synthesia Shares.

The book value of the Agrobohemie Shares in the Unipetrol books amounted to CZK 1,889,458,000 (i.e. approximately PLN 254,509,993, based on average CZK/PLN exchange rates as of 31 October 2007, as stated by the National Bank of Poland) as of 31 December 2006. The book value of the Synthesia Shares in the Unipetrol books amounted to CZK 1,754,493,492 (i.e. approximately PLN 236,330,273, based on average CZK/PLN exchange rates as of 31 October 2007, as stated by the National Bank of Poland) as of 31 December 2006.

The main business activities of Agrobohemie include ammonia and urea wholesale.
The main business activities of Synthesia include production of pigments and dyes.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol.

The Supervisory Board of Agrobohemie consists of 2 members, none of which is a Unipetrol employee. The Supervisory Board of Synthesia consists of 6 members, none of which is a Unipetrol employee. The Unipetrol Supervisory Board consists of 11 members, 8 of which are PKN ORLEN employees. The Agrobohemie Management Board consists of 4 members, none of which is Unipetrol employees. The Synthesia Management Board consists of 7 members, none of which is Unipetrol employees.

Unipetrol will not have any shareholding in Agrobohemie or Synthesia once the transaction is closed.

Further, the sale of the Agrobohemie Shares and the Synthesia Shares is subject to the satisfaction of certain conditions precedents including, inter alia, the approval of the purchase by Deza of the Agrobohemie Shares and the Synthesia Shares by the anti-monopoly authorities. It is expected that the closing of the transaction

occurs by the fall of the first quarter of 2008 but at latest within a period of twenty four months from the signing of the Settlement Agreements and the Share Purchase Agreement concerning the sale of Agrobohemie Shares and Synthesia Shares.

Concurrently with the signing of the Share Purchase Agreement on 31 October 2007, Unipetrol and Deza, following negotiations, signed the Settlement Agreement on the settlement of their disputes. As a result of the signing of the Settlement Agreement, Unipetrol will not be obliged to pay to Deza any damages and contractual penalties which were sought by Deza and Deza withdraws from all its legal actions against Unipetrol (for more information regarding the dispute between Deza and Unipetrol please see the notes to the PKN ORLEN consolidated financial statements for the half year period ended 30 June 2007, published on 27 September 2007).

As the Agrobohemie Shares and Synthesia Shares represent more that 20% of their initial capital, they are significant assets in accordance with the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Comments to the 3q2007 result
Released	07:00 13-Nov-07
Number	5670H

Regulatory announcement no 63/2007 dated 13 November 2007
Financial data for 3 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the third quarter of 2007 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the third quarter of 2007.

KEY FACTORS INFLUENCING THE RESULTS OF THE III QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

in thousand PLN

Item	2007	2006
Total sales revenues for the 3rd quarter	17 264 536	14 879 076
Operating expense and other operating revenues for the 3rd quarter	16 430 714	13 730 981
Profit from operations for the 3rd quarter	833 822	1 148 095
EBITDA for the 3rd quarter	1 437 663	1 680 862
Net profit attributable to equity holders of the Parent for the 3rd quarter	562 491	965 858

1. **MAIN MACROECONOMIC FACTORS**

- fall in differential from 3.70 USD/bbl in the 3rd quarter 2006 to 2.77 USD/bbl in the 3rd quarter 2007 decreased operating result by PLN 101 million;
- negative tendencies in refinery, petrochemical and chemical margins decreased profit from operations of the Group by PLN 60 milion;
- strengthening of PLN against USD unfavorably influenced profit from operations in the amount of PLN 111 million (effect of refinery, petrochemical and chemical margins and differential);
- high demand for artificial fertilizers and high demand for granulated products accompanied by slightly lowered demand for PVC favorably influenced operating results of Capital Group of Anwil which remained on comparable level – PLN 57 million in the 3rd quarter 2007 as compared to PLN 59 million in parallel period of 2006.

2. **INTERNAL FACTORS**

- increase in retail sales volume of engine fuels of 10% contributed to an increase in profit from operations by PLN 35 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 12 million,

- high volume of sales of heating oil III by [illegible] thousand tonnes accompanied by negative margin on that product negatively influenced the operating result of the Group by PLN 325 million;
- high volume of sales of polyolefins amounting to 209 thousand tones in the third quarter 2007 favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 47 million as compared to PLN 41 million in the third quarter 2006;
- the effect of fall in retail margins was partially offset by an increase of margins on gasoline and resulted in a decrease of profit from operations by PLN 1 million;
- considerable cost cutting results of OPTIMA program in the 3rd quarter 2007 in the amount of PLN 122 million – the highest savings noted in refining segment and retail segment.

Performance – General Overview

Commentary

Factors with Positive Bearing on the PKN ORLEN Group's Performance:

- The volume of polyolefin sales, reaching 209 thousand tonnes in Q3 2007, positively affected Basell ORLEN Polyolefins Sp. z o.o.'s EBIT – PLN 47m, compared with PLN 41m in Q3 2006;
- An over 10% increase, year on year, in the volume of the Group's retail sales of engine fuels in Q3 2007, improved EBIT by PLN 35m, while an increase in sales of non-fuel goods and services added PLN 12m to EBIT;
- The increase in the model chemical margin from EUR 519.9 per tonne in Q3 2006 to EUR 589.4 per tonne in Q3 2007 improved Chemicals EBIT by PLN 24m;
- Continuing demand for fertilisers and good situation on the granulates market, against a slight demand decrease on the PVC market, supported maintenance of Chemicals EBIT at a similar level: PLN 56m in Q3 2007 against PLN 57m in Q3 2006;
- The OPTIMA savings programme yielded measurable cost efficiencies in Q3 2007 (PLN 122m), with the largest savings seen in Refining and Retail.

Factors Adversely Affecting the PKN ORLEN Group's Performance:

- Impairment loss on Unipetrol a.s.'s holding in Agrobohemie a.s. and Synthesia a.s. reduced net financial income/expenses by PLN 339m, with the adjustment's effect on consolidated net profit attributable to shareholders of the Parent Undertaking amounting to PLN 213m;
- The reported increase in the volume of sales of heavy fuel oil, by 503 thousand tonnes in the Group (at PKN ORLEN S.A. and the Mazeikiu Group), combined with a negative margin on that product, reduced EBIT by PLN 325m in Q3 2007;
- The decrease in price differential from USD 3.70 per barrel in Q3 2006 to USD 2.77 per barrel in Q3 2007 decreased operating profit by PLN 101m;
- The decrease in the model refining margin from USD 3.1 per barrel in Q3 2006 to USD 2.8 per barrel in Q3 2007 reduced EBIT by PLN 40m;
- Increase in the Group's debt added PLN 38m to interest expenses.

PKN ORLEN SA
SEC File
82-5036

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q3 2007, the average price of crude oil reached USD 74.8 per barrel and was USD 5.2 per barrel (or 7.5%) up on Q3 2006. At the beginning of third quarter, as a consequence of the weakening US dollar and concerns over the Iranian nuclear programme, the quoted prices of Brent Dtd crude increased from about USD 72 per barrel to about USD 77 per barrel. August 2007 saw a deep correction of quotations (from about USD 77 per barrel to about USD 67 per barrel), most probably driven by forecast deceleration of the global economy, caused by the uncertain situation on financial markets, including the American sub-prime mortgage crisis. Then, September 2007 brought significant increases in prices of Brent Dtd crude (from about USD 67 per barrel to about USD 81 per barrel) caused by the continuing depletion of crude oil and petrochemical products reserves in the United States, concerns over hurricanes threatening the oil infrastructure in the Gulf of Mexico, further depreciation of the US currency and kidnappings of the oil sector employees in Nigeria.

The increase in oil prices was accompanied by a fall of the URAL/Brent differential by 25.3%, from USD 3.70 per barrel in Q3 2006 to USD 2.77 per barrel in Q3 2007. In the first months of the quarter, the differential of Ural CIF Rotterdam against Brent Dtd remained stable (within the range of approximately USD -2.70 per barrel to USD -2.00 per barrel). The differential somewhat strengthened (to approximately USD -1.80 per barrel) during overhaul in the Primorsk port. In August, the differential widened (to approximately USD -3.50 per barrel), which was connected with overhauls in several refineries in the region; the overhauls significantly limited the demand for seaborne supplies of Russian oil (thus increasing availability of crude in the region).

Refining Products

In Q3 2007, average market prices on refining products increased year on year. The average prices of gasoline, diesel oil, Ekoterm oil and JET A-1 stabilised at USD 721.2 per tonne, USD 688.0 per tonne, USD 657.9 per tonne and USD 717.8 per tonne, respectively, that is 4.4%, 5.4%, 5.2% and 3.1% up on Q3 2006 averages, respectively. In Q3 2007, margins (cracks) on refining products decreased year on year. Crack margins decreased on gasoline (by 5.6% to USD 156.1 per tonne), diesel oil (by 3.5% to USD 122.9 per tonne), Ekoterm oil (by 7.1% to USD 92.8 per tonne) and Jet A-1 fuel (by 10.5% to USD 152.7 per tonne).

Petrochemical Products

Q3 2007 saw higher crack margins on ethylene (up by 14.3%), propylene (up by 19.7%), phenol (up by 0.4%), butadiene (up by 20.0%) and acetone (up by 25.3%). On the other hand, decreases were seen in crack margins of benzene (down by 9.2%), paraxylene (down by 27.6%) and ortoxylene (down by 3.1%). A negative margin of USD -82.3 per tonne was recorded on glycol (against USD -57.4 per tonne in Q3 2006).

Commentary on Macroeconomic Factors Concerning Poland

Exchange Rates

The euro and US dollar exchange rates fell by 4.2%, from 3.96 PLN/EUR in Q3 2006 to 3.79 PLN/EUR in Q3 2007, and by 11.1%, 3.10 PLN/USD in Q3 2006 to 2.76 PLN/USD in Q3 2007, respectively.

Fuel Consumption

According to estimates by Nafta Polska S.A., Agencja Rynku Energii S.A. and TWC, domestic gasoline consumption stood at 1,090 thousand tonnes in Q3 2007, that is 6.5% up on Q3 2006. The gasoline consumption is forecast to amount to 1,070 thousand tonnes in Q4 2007, that is 4.8% less than in Q4 2006. The negative change in Q4 2007 results from the high base in December 2006 (following increase in the excise tax rate on gasoline announced to take effect on January 1st 2007). The 2007 total gasoline consumption is estimated to grow by 1.9% on 2006. Diesel oil consumption increased by 9.0% in Q3 2007 year on year, and amounted to 2,594 thousand tonnes. The diesel oil consumption is forecast to grow by about 10.8% in Q4 2007 year on year, to 2,350 thousand tonnes. Over the period under analysis, the consumption of light fuel oil was 305 thousand tonnes, or 32.7% below the Q3 2006 figure. The light fuel oil consumption is estimated at 439 thousand tonnes in Q4 2007, while the 2007 total light fuel oil consumption is forecast fall by 26.7% on the 2006 figure.

Economic Growth

According to the Gdańsk Institute for Market Economics (IBnGR), in Q3 2007, Poland's economic growth rate, while lower than in Q2 2007, continued strong. IBnGR estimates the GDP growth rate in Q3 2007 at 5.6%, year on year. Taking into account factors of seasonal nature, the GDP grew by 1.3% relative to the previous quarter. The key driver of the economic growth in Q3 2007 was invariably domestic demand (growth rate of 7.4% as estimated by IBnGR), stimulated by the improving situation on the labour market, growing salaries and inflow of funds from the European Union. The strong economic growth over the last few quarters contributed to further improvement in the situation on the labour market. At the end of Q3 2007, the unemployment rate stood at 11.6%, and was 0.7 pps and 3.6 pps lower relative to the end of Q2 2007 and Q3 2006, respectively.

Inflation

In Q3 2007, consumer prices grew by 1.9% over the end of 2006 and 2.0% over Q3 2006. According to the Polish Central Statistics Office, in Q3 2007, consumer prices dropped by 0.1% below Q2 2007.

Refining (Production and Wholesale)

Refining (Production and Wholesale), PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	y/y +/- %	q/
1	2	3	4	5	6	7=(6-2)/2	8
Revenue, including:	**11,103**	**9,059**	**9,509**	**11,942**	**13,579**	**22.3%**	
Sales to third parties	7,279	6,054	6,662	8,631	9,749	33.9%	
Intra-company sales	3,824	3,005	2,847	3,311	3,830	0.2%	
Segment's costs	**-10,198**	**-8,921**	**-9,408**	**-11,003**	**-13,114**	**28.6%**	
Other operating income	34	35	55	44	38	11.8%	
Other operating expenses	-30	-118	-91	-62	-41	36.7%	
EBIT*	**909**	**55**	**65**	**921**	**462**	**-49.2%**	
Depreciation and amortisation	**177**	**156**	**271**	**244**	**258**	**45.8%**	
CAPEX	**123**	**274**	**349**	**420**	**355**	**188.6%**	
Sales to third parties (thousand tonnes)	**3,223**	**3,081**	**4,108**	**4,831**	**5,518**	**71.2%**	

*) *EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

The segment's revenue grew by 22.3%, mainly driven by sales volumes in key product groups higher by 2,196 thousand tonnes, including a 562 thousand tonnes (or 90.6%) increase for gasoline and a 1,053 thousand tonnes (or 80.9%) increase for diesel oil.

In Q3 2007, the segment's costs increased by 28.6% (yoy), which followed mainly from higher sales by the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the segment's costs by PLN 4,060m in Q3 2007.

The segment's result of PLN 462m versus PLN 909m in Q3 2006 was mainly affected by a 37.6% decrease of PKN ORLEN S.A.'s EBIT, to PLN 342m. The following factors had a negative impact on the EBIT:

- A quarter-on-quarter fall of the refining margin in Q3 2007, which reduced the segment's EBIT by PLN 40m.
- Decrease in the crude differential, which reduced the PKN ORLEN Group refineries' EBIT by PLN 101m.
- An over 11% strengthening of the Polish z³oty against the US dollar, which reduced the PKN ORLEN Group's EBIT by PLN 76m (effect on the refining margin and differential).
- A scheduled shutdown at Unipetrol, with an estimated contribution of around PLN 89m to the Group's costs.
- A scheduled shutdown at the Mazeikiu Refinery, with an estimated contribution of around PLN 24m to the Group's costs.

On the other hand, the Mazeikiu Refinery recorded good performance in Q3 2007. The company's EBIT in the segment was PLN 35m and resulted from the implementation of a number of technical improvements in the substitute Vacuum Distillation Unit and the Visbreaking Unit, as well as from increased crude throughput volumes.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 61m.

Refining (Retail)

Refining (Retail), PLN '000	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	%
1	2	3	4	5	6	7=(6-2)/2	8
Revenue, including:	**4,144**	**3,794**	**3,424**	**4,206**	**4,476**	**8.0%**	
Sales to third parties	4,136	3,787	3,417	4,199	4,469	8.1%	
Intra-company sales	8	7	7	7	7	-12.5%	
Segment's costs	**-4,014**	**-3,677**	**-3,367**	**-4,098**	**-4,310**	**7.4%**	
Other operating income	39	48	38	7	17	-56.4%	
Other operating expenses	-16	-41	-37	-14	-22	37.5%	
EBIT*	**153**	**124**	**58**	**101**	**161**	**5.2%**	

Depreciation/amortisation	**64**	**71**	**73**	**73**	**78**	**21.9%**
CAPEX	**125**	**279**	**52**	**91**	**166**	**32.8%**
Sales to third parties (thousand tonnes)	**1,088**	**1,081**	**1,053**	**1,114**	**1,201**	**10.4%**

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's revenue increased by 8.0% (year on year), to PLN 4,476m. The growth was driven by higher sales volumes, which went up by 10.4% or 113 thousand tonnes, primarily owing to a 19.2% (year on year) increase in sales of diesel fuel. The higher sales volume of diesel fuel was accompanied by higher revenue (up by PLN 93m). Favourable trends were also seen in LPG sales: they rose by 17.5% to 67 thousand tonnes in volume terms, and by PLN 38m in value terms.

The segment's EBIT for Q3 2007 reached PLN 161m, against PLN 153m in Q3 2006. This was driven by such factors as:

- Higher volume of the PKN ORLEN Group's retail sales of engine fuels in Q3 2007, which increased by over 10% year on year and contributed PLN 35m to the segment's EBIT;
- Increase in sales of non-fuel goods and services by the PKN ORLEN Group in Q3 2007, which added PLN 12m to the segment's EBIT;
- Lower retail margins on diesel fuel, partially offset by growth of margins on gasoline; this reduced EBIT by PLN 1m in Q3 2007.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 45m.
In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 41m, to PLN 166m.

Petrochemicals, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	%
1	2	3	4	5	6	7=(6-2)/2	8
Revenue, including:	**3,942**	**3,638**	**3,314**	**3,560**	**3,402**	**-13.7%**	
Sales to third parties	2,561	2,530	2,352	2,526	2,222	-13.2%	
Intra-company sales	1,381	1,108	962	1,034	1,180	-14.6%	
Segment's costs	**-3,678**	**-3,340**	**-2,878**	**-3,153**	**-3,099**	**-15.7%**	
Other operating income	33	70	14	15	25	-24.2%	
Other operating expenses	-76	-286	-80	-73	-34	-55.3%	
EBIT*	**221**	**82**	**370**	**349**	**294**	**33.0%**	
Depreciation/amortisation	**100**	**203**	**156**	**152**	**154**	**54.0%**	
CAPEX	**46**	**140**	**51**	**61**	**169**	**267.4%**	
Sales to third parties (thousand tonnes)	**853**	**765**	**765**	**790**	**737**	**-13.6%**	

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's revenue dropped by PLN 540m year on year, primarily as a result of lower sales volumes, which went down by 116 thousand tonnes, including a 22 thousand tonnes (29.3%) decline in sales of polypropylene and a 10 thousand tonnes (40%) fall in sales of butadiene; in value terms, these changes reduced the revenue by PLN 96m and PLN 32m, respectively.

In Q3 2007, the segment generated a profit of PLN 294m, relative to PLN 221m posted in Q3 2006. The segment's EBIT was driven by:

- High volume of polyolefin sales, reaching 209 thousand tonnes in Q3 2007, with a favourable contribution to Basell ORLEN Polyolefins Sp. z o.o.'s EBIT: PLN 47m relative to PLN 41m in Q3 2006;
- Making Czech companies of the Unipertol Group focus on margin optimisation (through sales of high-margin types of polymers), which increased EBIT by 12.2% year on year;
- Preparation of Chemopetrol a.s. for a 39-day production shutdown in September and October. Phased shutdowns of particular units commenced on August 29th 2007. The company replenished reserves so as to ensure uninterrupted sales.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 2m.

In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 123m, to PLN 169m.


PKN ORLEN SA

Chemicals

Chemicals, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	%
1	2	3	4	5	6	7=(6-2)/2	8
Revenue, including:	**664**	**527**	**737**	**720**	**714**	7.5%	
Sales to third parties	662	526	732	640	644	-2.7%	
Intra-company sales	2	1	5	80	70	3400.0%	
Segment's costs	**-608**	**-454**	**-656**	**-652**	**-660**	**8.6%**	
Other operating income	3	16	4	3	3	0.0%	
Other operating expenses	-2	-6	-2	-3	-1	-50.0%	
EBIT*	**57**	**83**	**83**	**68**	**56**	**-1.8%**	
Depreciation/amortisation	**131**	**46**	**46**	**42**	**42**	**-67.9%**	
CAPEX	**68**	**40**	**8**	**22**	**31**	**-54.4%**	
Sales to third parties (thousand tonnes)	**463**	**404**	**523**	**444**	**481**	**3.9%**	

**)* *EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment recorded a 7.5% increase in revenue, which went up by PLN 50m year on year. The growth was driven mainly by sales of PVC granulate and artificial fertilisers.

In Q3 2007, the segment's EBIT stayed flat on Q3 2006 and was affected by:

- Higher model margin on chemicals (589.4 EUR/tonne) relative to Q3 2006, which contributed PLN 24m to EBIT.
- Continued strong demand for artificial fertilisers and PVC granulate on the Polish market, which added PLN 20m to sales of these products.
- Favourable market trends and continued high sales of caprolactam, despite two overhaul shutdowns at the ammonium sulphate unit in September.

In Q3 2007, expenditure on property, plant and equipment and intangible assets declined year on year by PLN 37m.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 8m.

Other Activities

Other Activities, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	%
1	2	3	4	5	6	7=(6-2)/2	8
Revenue, including:	**479**	**515**	**501**	**504**	**622**	**29.9%**	
Sales to third parties	242	218	245	222	181	-25.2%	
Intra-company sales	237	297	256	282	441	86.1%	
Segment's costs	**-486**	**-529**	**-553**	**-493**	**-624**	**28.4%**	
Other operating income	7	64	14	1	7	0.0%	
Other operating expenses	-15	-60	-26	-13	-14	-6.7%	
EBIT*	**-15**	**-10**	**-64**	**-1**	**-9**	**40.0%**	
Depreciation/amortisation	**51**	**55**	**66**	**61**	**63**	**23.5%**	
CAPEX	**50**	**94**	**33**	**81**	**72**	**44.0%**	
Sales to third parties (thousand tonnes)	**24**	**95**	**42**	**36**	**27**	**12.5%**	

*) *EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's EBIT sustained loss of (-)PLN 9m, as opposed to (-)PLN 15m posted in Q3 2006. The major factors contributing to the loss include:

- Operations of the Mazeikiu Refinery Group included in this segment, which in Q3 2007 posted losses of (-)PLN 71m;
- PKN ORLEN S.A.'s improved performance in Q3 2007, up by PLN 67m year on year.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 6m.

In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 22m.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 9 and 3 months ended
September 30th 2007 and September 30th 2006

Item, PLNm	9 months of 2006	Q3 2006	9 months of 2007	Q3 2007	% Change
1	2	3	4	5	6=(4-2)/2
Revenue on sales of products	38,300	14,264	45,947	16,527	20.0%
Excise tax and other charges	-9,443	-3,595	-11,200	-3,976	18.6%
Net revenue on sales of products	**28,857**	**10,669**	**34,747**	**12,551**	**20.4%**
Revenue on sales of goods for resale and materials	11,885	4,569	14,091	5,440	18.6%
Excise tax and other charges	-988	-359	-1,947	-727	97.1%
Net revenue on sales of goods for resale and materials	**10,897**	**4,210**	**12,144**	**4,713**	**11.4%**
Total sales revenue	**39,754**	**14,879**	**46,891**	**17,264**	**18.0%**
Cost of products sold	-24,443	-8,945	-29,732	-11,051	21.6%
Cost of goods for resale and materials sold	-9,880	-3,834	-10,996	-4,227	11.3%
Cost of products, goods for resale and materials sold	-34,323	-12,779	-40,728	-15,278	18.7%
Gross profit on sales	**5,431**	**2,100**	**6,163**	**1,986**	**13.5%**
Selling costs	-1,890	-615	-2,307	-781	22.1%
General and administrative expenses	-800	-262	-1,108	-341	38.5%
Other operating income	375	129	300	91	-20.0%
Other operating expenses	-373	-204	-548	-121	46.9%
Gain on disposal of all or part of shares in subordinated undertakings	2	0	0	0	
EBIT	**2,745**	**1,148**	**2,500**	**834**	**-8.9%**
Financial income	423	198	474	205	12.1%
Financial expenses	-422	-95	-908	-542	115.2%
Net financial income/expenses	**1**	**103**	**-434**	**-337**	**-43500.0%**
Share in net profit/loss of undertakings valued with equity method	165	66	200	76	21.2%
Profit before tax	**2,911**	**1,317**	**2,266**	**573**	**-22.2%**
Corporate income tax	-581	-303	-430	-66	-26.0%
Net profit	**2,330**	**1,014**	**1,836**	**507**	**-21.2%**
including:					
Net profit (loss) attributable to minority interests	146	48	114	-55	-21.9%
Net profit attributable to equity holders of the Parent Company	2,184	966	1,722	562	-21.2%

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30th 2007 and December 31st 2006

Item, PLNm	Dec 31 2006	Sep 30 2007	% Ch
1	2	3	4=(3-
ASSETS			
Non-current assets			
Property, plant and equipment	25,200	24,713	
Intangible assets	620	513	
Goodwill	144	141	
Financial assets	571	66	
Shares in undertakings consolidated with equity method	716	696	
Loans granted	5	20	
Deferred tax asset	166	185	
Investment property	35	33	
Perpetual usufruct right to land	88	91	
Other non-current assets	116	223	
Total non-current assets	**27,661**	**26,681**	
Current assets			
Inventories	7,399	8,755	
Trade and other receivables	6,294	6,930	
Income taxes receivable	253	15	
Current financial assets	7	7	
Loans granted	0	0	
Prepayments and accrued income	121	151	
Cash	2,351	2,532	
Other financial assets	302	64	
Assets held for sale	**1,031**	**185**	
Total current assets	**17,758**	**18,639**	
Total assets	**45,419**	**45,320**	
LIABILITIES			
Equity			
Share capital	535	535	
Share capital revaluation adjustment	523	523	
Share capital	**1,058**	**1,058**	
Share premium account	1,058	1,058	
Share premium revaluation adjustment	169	169	
Share premium account	**1,227**	**1,227**	
Hedging capital	9	52	
Currency-translation differences	22	-679	-3
Retained profit, including:	16,535	18,258	
net profit attributable to equity holders of the Parent	1,722	1,986	
Equity (attributable to equity holders of the parent)	**18,851**	**19,916**	
Equity attributable to minority interests	2,732	2,758	
Total equity	**21,583**	**22,674**	
Non-current liabilities			
Loans and borrowings	6,211	5,773	
Provisions	814	811	
Deferred tax liability	1,766	1,583	
Other non-current liabilities	167	135	
Total non-current liabilities	**8,958**	**8,302**	
Current liabilities			
Trade and other payables and accruals	8,221	8,496	

Provisions	734	700
Income tax expense	106	145
Loans and borrowings	4,278	4,100
Deferred income	27	46
Other financial liabilities	1,316	857
Liabilities directly related to assets classified as held for sale	196	0
Total current liabilities	**14,878**	**14,344**
Total equity and liabilities	**45,419**	**45,320**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Item, PLNm	9 months of 2006	Q3 2006	9 months of 2007	Q3 2007	% Change
1	2	3	4	5	6=(4-2)/2
Cash flows from operating activities					
Net profit	**2,330**	**1,014**	**1,836**	**507**	**-21.2%**
Adjustments:					
Share in net profit/(loss) of undertakings valued with equity method	-165	-66	-199	-76	-20.6%
Depreciation and amortisation	1,564	533	1,805	604	15.4%
Net interest and dividends	122	39	334	92	173.8%
Income tax expense	581	303	430	66	-26.0%
(Profit)/loss on investing activities	-30	23	512	437	1806.7%
Decrease/(Increase) in receivables	-1,768	-645	-729	-66	58.8%
Decrease/(Increase) in inventories	-399	202	-1,489	-203	-273.2%
(Decrease)/Increase in liabilities and accruals	902	309	588	-536	-34.8%
(Decrease)/Increase in provisions	32	93	-55	5	-271.9%
Other adjustments	40	-36	-100	54	-350.0%
Income tax paid	-549	-236	-395	-254	28.1%
Net cash provided by/(used in) operating activities	**2,660**	**1,533**	**2,538**	**630**	**-4.6%**
Cash flows from investing activities					
Acquisition of property, plant and equipment and intangible assets	-1,323	-532	-2,397	-969	-81.2%
Disposal of property, plant and equipment and intangible assets	133	49	58	-2	-56.4%
Disposal of shares	141	61	779	772	452.5%
Acquisition of shares	-59	-25	-488	1	-727.1%
Acquisition of short-term securities	-919	-824	-1	10	99.9%
Disposal of short-term securities	86	30	245	-6	184.9%
Dividends and interest received	485	472	239	39	-50.7%
Loans (granted)/repaid	4	1	5	21	25.0%
Other	-16	-11	-24	-30	-50.0%
Net cash provided by/(used in) investing activities	**-1,468**	**-779**	**-1,584**	**-164**	**-7.9%**
Cash flows from financing activities					
Increase in long- and short-term loans and borrowings	4,277	189	4,022	1,048	-6.0%
Issue of debt securities	-	-	750	-	-
Repayment of long- and short-term loans and borrowings	-4,802	-442	-5,024	-1,132	-4.6%
Redemption of debt securities	-	-	-89	0	-
Interest paid	-123	-34	-412	-97	-235.0%
Other	-26	-14	-20	-9	23.1%
Net cash provided by/(used in) financing activities	**-674**	**-301**	**-773**	**-190**	**-14.7%**
Net change in cash	**518**	**453**	**181**	**276**	**-65.1%**
Foreign-exchange gains/(losses)	1	2	-	1	-
Cash at beginning of period	**1,127**	**1,191**	**2,351**	**2,255**	**108.6%**
Cash at end of period, including:	**1,646**	**1,646**	**2,532**	**2,532**	**53.8%**

restricted cash	97	97	58	58	-40.2%

Financial Overview

Income Statement

Operating Income and Expenses

In Q3 2007, total sales revenue increased by PLN 2,385m (or 16.0%) year on year, to PLN 17,264m. The increase is a combined effect of changes in sales values and volumes in the Company's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 2,470m (or 33.9%) year on year, and in the Retail, where sales to third parties increased by PLN 333m (or 8.1%) year on year. The Q3 2007 sales by other segments – Chemicals, Petrochemicals and Other Activities – were down on the Q3 2006 figures by 2.7%, 13.2% and 25.2%, respectively. Following the increase in total sales revenue, operating expenses attributable to the core business went up by PLN 2,499m (or 19.6%). The growth of operating expenses, slower than that of the top line, contributed to a decrease in gross profit on sales, which stood at PLN 1,986m in Q3 2007, that is 5.4% down year on year.

Selling Costs and General and Administrative Expenses

In Q3 2007, selling costs grew by PLN 166m, or 27.0%, year on year, while general and administrative expenses went up by PLN 79m, or 30.2%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Refinery. The Mazeikiu Refinery's selling costs and general and administrative expenses amounted to PLN 89m and PLN 54m, respectively, in Q3 2007.

Other Income and Operating Expenses

In Q3 2007, compared with Q3 2006, the Group's other operating income decreased by PLN 38m, (or 29.5%), while its other operating expenses went down by PLN 83m (or 40.7%). In Q3 2007, revaluation of tangible assets was effected at Unipetrol (PLN 8m). These changes brought about a loss of PLN 30m on other operating activities, while in Q3 2006 the corresponding figure stood at PLN 75m. In Q3 2007, EBITDA stood at PLN 1,438m, that is PLN 243m less than in Q3 2006. EBIT was PLN 834m in Q3 2007, that is PLN 314m less year on year.

Financial Income and Expenses

In Q3 2007, financial income was PLN 205m, which represents an increase of PLN 7m year on year. The Group's financial expenses were also higher – up by PLN 447m on the Q3 2006 figure. The increase in financial expenses was caused by a valuation allowance for shares held by Unipetrol a.s. in Agrobohema a.s. and Synthesia a.s. The value of the allowance, as determined by the Management Board of Unipetrol a.s. as at September 30th 2007, amounted to PLN 339m. Higher financial expenses recorded by the Group are also attributable to its higher indebtedness, which in turn translated into increased interest expense – the Q3 2007 figure was higher by PLN 38m compared with the corresponding period in 2006. Consequently, in Q3 2007 the Group recorded a loss on financing activities of PLN 337m vs. a gain of PLN 103m in Q3 2006.

Net Profit

In Q3 2007, the share in net profit of the Group undertakings valued with the equity method stood at PLN 76m, compared with PLN 66m in Q3 2006. Corporate income tax amounted to PLN 66m in Q3 2007, down by PLN 237m year on year. As a result, in Q3 2007 the Group generated net profit of PLN 507m, 50% down on the Q3 2006 figure. The decrease in net profit is also attributable to impairment loss at Agrobohema a.s. and Synthesia a.s., which reduced consolidated net profit/loss attributable to shareholders of the Parent Undertaking by PLN 213m.

Balance Sheet

Assets

As at the end of Q3 2007, the Group had total assets of PLN 45,320m, down by 0.2% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 980m (3.5%), to PLN 26,681m, primarily due to a PLN 487m decrease in the value of property, plant and equipment (1.9%), a PLN 505m (88.4%) decrease in financial assets, and a drop in shares in the undertakings consolidated with the equity method (down by PLN 20m or 2.8%). The decrease was offset by a PLN 107m (92.2%) rise in other non-current assets relative to December 31st 2006. Current assets grew from PLN 17,758m as at December 31st 2006 to PLN 18,639m as at the end of Q3 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 1,356m or 18.3%, and PLN 636m or 10.1%, respectively). The Group also recorded a significant drop in corporate income tax liability – by PLN 238m (94.1%), and other financial assets – by PLN 238m (78.8%). Compared with the figure as at the end of 2006, working capital (current assets less current liabilities) grew from PLN 2,880m to PLN 4,295m.

Equity and Liabilities

As at the end of Q3 2007, the Group's total equity stood at PLN 22,674m, and was higher by PLN 1,091m (or 5.1%) over the end of 2006, primarily thanks to an increase in retained profit of PLN 1,723m. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 701m. Non-current liabilities amounted to PLN 8,302m, that is PLN 656m less than as at the end of 2006, mainly owing to decreases in loans and borrowings and deferred tax liability (by PLN 438m and PLN 183m, respectively). Current liabilities were down from PLN 14,878m as at December 31st 2006 to PLN 14,344m as at September 30th 2007. Under current liabilities, significant increases were recorded in trade and other payables and accruals (PLN 275m or 3.3%) while other financial liabilities and liabilities under assets classified as held for sale went down by PLN 459m (34.9%) and PLN 196m (100.0%), respectively. The Group's external debt (loans and borrowings) amounted to PLN 9,873m as at September 30th 2007, down by PLN 616m relative to the end of 2006.

Cash Flow

Cash from Operating Activities

In Q3 2007, net cash provided by operating activities stood at PLN 630m, down by PLN 903m relative to Q3 2006. The decrease was primarily due to negative trends in the balances of liabilities and accruals (a decrease of PLN 536m recorded in Q3 2007) as well as the freezing of financial resources in inventories (inventories increased by PLN 203m, whereas in Q3 2006 they went down by PLN 202m). Additions to net cash provided by operating activities included by positive trends in the balance of receivables (in Q3 2007, the increase in receivables reduced net cash by PLN 66m, and in Q3 2006 – by PLN 645m) and a PLN 437m adjustment of net profit to account for loss on investment activities (in the corresponding period in 2006, the adjustment stood at PLN 23m).

Cash from Investing Activities

In Q3 2007, net cash used in investing activities stood at (-)PLN 164m, while in the corresponding period in 2006 it amounted to (-)PLN 779m. Net cash used in investing activities in Q3 2007 was affected by expenditure on property, plant and equipment, which amounted to (-)PLN 969m (against (-)PLN 532m in Q3 2006), disposal of equity interests worth PLN 772m (PLN 61m in Q3 2006) and lower interest and dividends received, which totalled PLN 39m (down by PLN 433m on Q3 2006).

Cash from Financing Activities

In Q3 2007, net cash used in financing activities amounted to (-)PLN 190m, compared with (-)PLN 301m in the same period of the previous year. The decrease is connected with higher amount of contracted loans and borrowings (PLN 1,048m in Q3 2007 vs. PLN 189m in Q3 2006) and repayment of long- and short-term loans and borrowings, totalling (-) PLN 1,132m (compared with (-)PLN 442m in Q3 2006).

The joint effect of all the cash flows discussed above was a PLN 276m increase in net cash in Q3 2007. As at September

30th 2007, net cash amounted to PLN 2,532m, up by PLN 886m compared with September 30th 2006.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Output ('000 tonnes)	Q3 2006	Q3 2007	y-o-y change	Q3 2007	% share	Q3 2007	% share	Q3
1	2	3	4=(3-2)/2	5	6=5/throughput	7	8=7/ throughput	
Refinery	PKN ORLEN Group			PKN ORLEN		Unipetrol		
Crude oil throughput	4,750	6,093	28.3%	3,513	100.0%	992	100.0%	
Gasoline	941	1,370	45.6%	674	19.2%	201	20.3%	
Diesel fuel	1,551	2,322	49.7%	1,272	36.2%	391	39.4%	
Light fuel oil	282	217	-23.0%	187	5.3%	7	0.7%	
Jet fuel	145	185	27.6%	109	3.1%	21	2.1%	
Heavy fuel oil	83	589	609.6%	257	7.3%	38	3.8%	
LPG	55	144	161.8%	61	1.7%	23	2.3%	
Bitumens	389	429	10.3%	0	0.0%	76	7.7%	
Engine oils and lubricants	81	79	-2.5%	0	0.0%	18	1.8%	
Other	270	149	-44.8%	454	12.9%	236	23.8%	
Total products	**3,797**	**5,485**	**44.5%**	**3,014**		**1,011**		
1	2	3	4=(3-2)/2	5	6=5/all segments	7	8=7/ all segments	
Petrochemicals	PKN ORLEN Group			PKN ORLEN		Unipetrol/ Chemopetrol		
Polyethylene	117	107	-8.5%	0	0.0%	60	14.0%	
Polypropylene	94	95	1.1%	0	0.0%	46	10.7%	
Ethylene	77	149	93.5%	133	33.9%	97	22.6%	
Propylene	68	94	38.2%	95	24.2%	50	11.6%	
Toluene	31	29	-6.5%	29	7.4%	0	0.0%	
Benzene	55	65	18.2%	26	6.6%	39	9.1%	
Paraxylene	9	9	0.0%	9	2.3%	0	0.0%	
Ortoxylene	6	7	16.7%	7	1.8%	0	0.0%	
Acetone	5	7	40.0%	7	1.8%	0	0.0%	
Butadiene	25	14	-44.0%	14	3.6%	0	0.0%	
Glycol	28	25	-10.7%	25	6.4%	0	0.0%	
Ethylene oxide	4	4	0.0%	4	1.0%	0	0.0%	
Phenol	8	12	50.0%	12	3.1%	0	0.0%	
Other	272	161	-40.8%	31	7.9%	138	32.1%	
Total Petrochemicals	**799**	**778**	**-2.6%**	**392**		**430**		
	PKN ORLEN Group			PKN ORLEN		Spolana		
PVC	100	105	5.0%	-	-	32	53,3%	
PVC granulate	18	19	5.6%	-	-	2	3,3%	
CANWIL	101	82	-18.8%	-	-	0	0,0%	
Ammonium nitrate	164	184	12.2%	-	-	0	0,0%	
Other	78	79	1.3%	-	-	26	43,3%	
Total Chemicals	**461**	**469**	**1.7%**	**0**		**60**		
Total output	**5,057**	**6,732**	**33.1%**	**3,406**		-		

POLSKI KONCERN NAFTOWY ORLEN S.A.



SALES OF KEY PRODUCTS
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Sales at the PKN ORLEN Group	Q3 2006		Q3 2007		y-o-y change	y-o-y chang
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
	'000 tonnes	PLNm	'000 tonnes	PLNm	%	%
Refinery, wholesale						
Gasoline	620	1,554	1,182	2,367	90.6%	52.3
Diesel fuel	1,301	3,381	2,354	4,356	80.9%	28.8
Light fuel oil	365	774	270	548	-26.0%	-29.2
Jet fuel	160	388	182	435	13.8%	12.1
Heavy fuel oil	84	86	588	547	600.0%	536.0
LPG	60	100	139	234	131.7%	134.0
Bitumens	370	379	425	381	14.9%	0.5
Engine oils and lubricants	67	174	70	174	4.5%	0.0
Other	183	197	196	386	7.1%	95.9
Total products	**3,210**	**7,033**	**5,406**	**9,428**	**68.4%**	**34.1**
Retail						
Gasoline	551	2,247	562	2,176	2.0%	-3.2
Diesel fuel	480	1,528	572	1,621	19.2%	6.1
LPG	57	171	67	209	17.5%	22.2
Other	0	4	0	3	-	-25.0
Total products	**1,088**	**3,950**	**1,201**	**4,009**	**10.4%**	**1.5**
Total Petrochemicals						
Polyethylene	120	496	117	516	-2.5%	4.0
Polypropylene	91	351	92	380	1.1%	8.3
Ethylene	64	188	70	214	9.4%	13.8
Propylene	75	230	53	134	-29.3%	-41.7
Toluene	29	77	31	64	6.9%	-16.9
Benzene	52	165	70	189	34.6%	14.5
Paraxylene	8	28	8	22	0.0%	-21.4
Ortoxylene	5	17	7	22	40.0%	29.4
Acetone	4	12	7	19	75.0%	58.3
Butadiene	25	72	15	40	-40.0%	-44.4
Glycol	28	77	28	76	0.0%	-1.3
Ethylene oxide	4	15	4	16	0.0%	6.7
Phenol	7	26	11	44	57.1%	69.2
Other	340	745	223	471	-34.4%	-36.8
Total Petrochemicals	**852**	**2,499**	**736**	**2,207**	**-13.6%**	**-11.7**
Chemicals						
PVC	89	281	88	282	-1.1%	0.4
PVC granulate	17	57	19	67	11.8%	17.5
CANWIL	114	62	96	51	-15.8%	-17.7
Ammonium nitrate	144	88	163	109	13.2%	23.9
Other	99	151	115	120	16.2%	-20.5
Total Chemicals	**463**	**639**	**481**	**629**	**3.9%**	**-1.6**
Refinery (Wholesale + Retail)	**4,298**	**10,983**	**6,607**	**13,437**	**53.7%**	**22.3**
Petrochemicals						

(Petrochemicals+Chemicals)	1,315	3,138	1,217	2,836	-7.5%	-9.6%
Other activities	24	184	27	41	12.5%	-77.7%
PKN ORLEN Group – TOTAL	5,637	14,305	7,851	16,314	39.3%	14.0%

LIFO

The Management Board of Polski Koncern Naftowy ORLEN Spó³ka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on non-consolidated profit of PKN ORLEN and consolidated profit of the PKN ORLEN Group for Q3 2007 and 2007YTD.

Profit before tax and net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO method, are as follows (PLNm):

	9 months 2007		Q3 2007		9 months 2006		Q3 2006	
In accordance with the IFRS	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	L inv val
Non-consolidated profit before tax	2,262	1,737	601	351	2,430	1,944	841	
Non-consolidated net profit	1,939	1,514	488	286	2,068	1,675	667	
Consolidated profit before tax	2,266	1,654	573	322	2,911	2,396	1,317	
Consolidated net profit	1,836	1,342	507	303	2,330	1,914	1,014	

PKN ORLEN and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and the price of processed crude in Q3 2007, the negative adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably greater in Q3 2007 than in Q3 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

END

Close

Performance – General Overview

Financial highlights, PLNm	Q3 2006	Q2 2007	Q3 2007	y/y +/- %	q/q +/- %	2006	2007	y/y +/- %
1	2	3	4	5=(4-2)/2	6=(4-3)/3	7	8	9=(8-7)/7
Revenue	14,879	16,218	17,265	16.0	6.5	39,754	46,891	18.0
EBITDA	1,681	1,874	1,438	-14.4	-23.3	4,309	4,305	-0.1
EBIT, including:	1,148	1,292	834	-27.3	-35.4	2,745	2,500	-8.9
Refining	909	921	462	-49.2	-49.8	1,953	1,447	-25.9
Petrochemicals	221	349	294	33.0	-15.8	760	1,013	33.3
Chemicals	57	68	56	-1.6	-17.5	143	207	44.8
Retail	153	101	161	5.2	59.4	203	321	58.1
Other [1]	-15	-1	-9	40.0	-800.0	42	-74	-276.2
Unallocated [2]	-177	-146	-130	26.6	11.0	-356	-414	-16.3
Clean EBIT, including: [3]	1,211	1,292	846	-30.1	-34.5	2,808	2,587	-7.9
Non-recurring events [3]	-63	0	-12	81.0	-	-63	-87	-38.1
Refining	0	0	0	-	-	0	-63	-
Petrochemicals	0	0	-1	-	-	0	-1	-
Chemicals	0	0	0	-	-	0	0	-
Retail	-2	0	0	-	-	-2	0	-
Other [1]	-3	0	-2	33.3	-	-3	-3	0.0
Unallocated [2]	-58	0	-9	84	-	-58	-20	65.5
Net profit	1,014	1,189	507	-50.0	-57.4	2,330	1,836	-21.2
Profit attributable to equity holders of the parent	966	1,110	562	-41.8	-49.4	2,184	1,722	-21.2
Clean profit attributable to equity holders of the parent [3]	1,017	1,110	574	-43.6	-48.3	2,235	1,795	-19.7
Assets	36,559	45,867	45,320	24.0	-1.2	36,559	45,320	24.0
Equity	22,030	22,239	22,674	2.9	2.0	22,030	22,674	2.9
Net debt	1,566	7,783	7,334	368.4	-5.8	1,566	7,334	368.4
Net cash provided by (used in) operating activities	1,533	1,314	630	-58.9	-52.1	2,660	2,538	-4.6
CAPEX	432	699	815	88.7	16.6	1,085	1,986	83.0
ROACE (%) [4]	15.6	13.8	9.0	-42.2	-34.8	12.8	9.0	-29.5
Net debt to equity ratio (%) [5]	10.9	37.9	33.7	209.2	-11.2	11.7	34.9	197.8
Net debt/EBITDA [6]	0.2	1.0	1.3	447.6	22.8	0.3	1.2	389.1
EPS	2.26	2.60	1.32	-41.8	-49.3	5.11	4.03	-21.2
Clean EPS	2.38	2.60	1.34	-43.5	-48.2	5.23	4.20	-19.7
Dividend per share	0.00	0.00	0.00	-	-	0.00	0.00	-

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Non-recurring events: provision for general economic risk and employment restructuring, revaluation of exchange rates relating to provision for Agrofert.
4) ROACE = operating profit after tax / average capital employed (equity + net debt).
5) Calculated based on the average values of the balance-sheet items.
6) (Interest bearing) debt reduced by cash and short-term debt securities/(EBITDA + dividend received from Polkomtel).

Financial data, LIFO method (PLNm)	Q3 2006	Q2 2007	Q3 2007	y/y +/- %	q/q +/- %	2006	2007	y/y +/- %
EBIT with LIFO method [1]	1,178	696	583	-50.5	-16.2	2,230	1,888	-15.3
LIFO effect [2] *at EBIT level, including:*	30	-596	-251	-	57.9	-515	-612	-18.8
LIFO effect at parent undertaking PKN ORLEN at EBIT level	17	-458	-250	-	45.4	-486	-525	-8.0
LIFO effect at Unipetrol at EBIT level	16	-83	5	-68.8	106.0	-25	-52	-108.0
LIFO effect at Mazeikiu Nafta at EBIT level	-	-42	-20	-	52.4	-	-55	-
Net profit with LIFO method	1,038	710	303	-71	-57.3	1,914	1,342	-29.9

1) In the estimation of LIFO results, the same assumptions were used which were applied to the eariler published LIFO estimates, as included in Current Report No. 29 of May 21st 2001.

2) LIFO effect computed as the difference between EBIT and EBIT calculated with the LIFO method.

Commentary

Factors with Positive Bearing on the PKN ORLEN Group's Performance:

- The volume of polyolefin sales, reaching 209 thousand tonnes in Q3 2007, positively affected Basell ORLEN Polyolefins Sp. z o.o.'s EBIT – PLN 47m, compared with PLN 41m in Q3 2006;
- An over 10% increase, year on year, in the volume of the Group's retail sales of engine fuels in Q3 2007, improved EBIT by PLN 35m, while an increase in sales of non-fuel goods and services added PLN 12m to EBIT;
- The increase in the model chemical margin from EUR 519.9 per tonne in Q3 2006 to EUR 589.4 per tonne in Q3 2007 improved Chemicals EBIT by PLN 24m;
- Continuing demand for fertilisers and good situation on the granulates market, against a slight demand decrease on the PVC market, supported maintenance of Chemicals EBIT at a similar level: PLN 56m in Q3 2007 against PLN 57m in Q3 2006;
- The OPTIMA savings programme yielded measurable cost efficiencies in Q3 2007 (PLN 122m), with the largest savings seen in Refining and Retail.

Factors Adversely Affecting the PKN ORLEN Group's Performance:

- Impairment loss on Unipetrol a.s.'s holding in Agrobohemie a.s. and Synthesia a.s. reduced net financial income/expenses by PLN 339m, with the adjustment's effect on consolidated net profit attributable to shareholders of the Parent Undertaking amounting to PLN 213m;
- The reported increase in the volume of sales of heavy fuel oil, by 503 thousand tonnes in the Group (at PKN ORLEN S.A. and the Mazeikiu Group), combined with a negative margin on that product, reduced EBIT by PLN 325m in Q3 2007;
- The decrease in price differential from USD 3.70 per barrel in Q3 2006 to USD 2.77 per barrel in Q3 2007 decreased operating profit by PLN 101m;
- The decrease in the model refining margin from USD 3.1 per barrel in Q3 2006 to USD 2.8 per barrel in Q3 2007 reduced EBIT by PLN 40m;
- Increase in the Group's debt added PLN 38m to interest expenses.


BRENT crude, USD/bbl
61,8
69,6
69,6
59,6
57,8
68,8
74,8
Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Q2/07 Q3/07
PKN ORLEN model refining margin (1), USD/bbl
1,9
4,4
3,1
2,2
3,8
6,0
2,8
URAL/Brent differential, USD/bbl
3,6
4,8
3,7
3,6
3,4
3,9
2,8
PKN ORLEN model chemical margin (2), USD/t
506,8
515,8
519,9
578,3
591,2
574,8
589,4

1) PKN ORLEN model refining margin = revenue on sales of products (88% products = 22% gasoline + 11% naphta + 38% diesel oil + 3% light fuel oil + 4% JET + 10% heavy fuel oil) less costs (100% of feedstock = 88% Brent crude + 12% own use); product pri
2) PKN ORLEN model petrochemical margin = revenue on sales of products (100% products = 50% ethylene + 30% propylene + 15% benzene + 5% toluene) less costs (100% of feedstock = 70% naphta + 30% LS VGO); product prices as per quotations.

Item	Unit	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006	Q1 2007	Q2 2007	Q3 2007	y/y +/- %
1	2	4	5	6	7	8	9	10	11	12=(11-6)/6
Macroeconomic factors										
ORLEN model refining margin	USD/b	1,92	4,36	3,12	2,23	2,91	3,81	6,01	2,76	-11,5%
URAL/Brent differential	USD/b	3,64	4,85	3,70	3,54	3,93	3,41	3,73	2,77	-25,2%
Refining margin + differential	USD/b	5,56	9,21	6,82	5,77	6,84	7,22	9,74	5,53	-18,9%
Refining margin + differential	PLN/b	17,71	28,91	21,16	17,24	21,24	21,41	27,49	15,25	-27,9%
Price of Brent crude	USD/b	61,79	69,60	69,61	59,60	65,15	57,79	68,76	74,84	7,5%
Price of URAL crude	USD/b	58,15	64,75	65,91	56,06	61,22	54,38	65,03	72,08	9,4%
Mid PLN/USD exchange rate for quarter	PLN	3,19	3,14	3,10	2,99	3,10	2,97	2,82	2,76	-11,1%
PLN/USD exchange rate at end of period	PLN	3,25	3,18	3,14	2,91	2,91	2,91	2,80	2,66	-15,2%
Mid PLN/EUR exchange rate for quarter	PLN	3,83	3,95	3,96	3,85	3,90	3,89	3,80	3,79	-4,2%
PLN/EUR exchange rate at end of period	PLN	3,94	4,04	3,98	3,83	3,83	3,87	3,77	3,78	-5,2%
Refining cracks										
Gasoline	USD/t	109,01	198,51	165,26	92,06	141,21	130,89	235,72	156,07	-5,6%
Naphta	USD/t	70,41	76,41	69,56	70,83	71,80	117,91	149,55	109,87	58,0%
JET	USD/t	148,10	167,16	170,62	153,02	159,73	156,54	154,47	152,66	-10,5%
Diesel fuel	USD/t	110,17	130,29	127,33	125,88	123,42	112,73	113,00	122,91	-3,5%
Light fuel oil	USD/t	89,81	103,53	99,86	97,39	97,65	88,24	84,85	92,75	-7,1%
Heavy fuel oil	USD/t	-178,53	-215,04	-229,61	-193,73	-204,23	-188,26	-204,50	-207,90	-9,5%
Petrochemical cracks										
Ethylene	USD/t	490,53	566,03	622,87	699,18	594,65	692,15	684,57	711,98	14,3%
Propylene	USD/t	484,09	513,55	539,56	654,08	547,82	645,01	629,98	646,01	19,7%
PVC	EUR/t	506,82	515,76	519,92	578,25	530,19	591,23	574,78	589,42	13,4%

PKN ORLEN SA
SEC File
82-5036

Commentary on Macroeconomic Factors

Crude Oil Prices and Price Differential

In Q3 2007, the average price of crude oil reached USD 74.8 per barrel and was USD 5.2 per barrel (or 7.5%) up on Q3 2006. At the beginning of third quarter, as a consequence of the weakening US dollar and concerns over the Iranian nuclear programme, the quoted prices of Brent Dtd crude increased from about USD 72 per barrel to about USD 77 per barrel. August 2007 saw a deep correction of quotations (from about USD 77 per barrel to about USD 67 per barrel), most probably driven by forecast deceleration of the global economy, caused by the uncertain situation on financial markets, including the American sub-prime mortgage crisis. Then, September 2007 brought significant increases in prices of Brent Dtd crude (from about USD 67 per barrel to about USD 81 per barrel) caused by the continuing depletion of crude oil and petrochemical products reserves in the United States, concerns over hurricanes threatening the oil infrastructure in the Gulf of Mexico, further depreciation of the US currency and kidnappings of the oil sector employees in Nigeria.

The increase in oil prices was accompanied by a fall of the URAL/Brent differential by 25.3%, from USD 3.70 per barrel in Q3 2006 to USD 2.77 per barrel in Q3 2007. In the first months of the quarter, the differential of Ural CIF Rotterdam against Brent Dtd remained stable (within the range of approximately USD -2.70 per barrel to USD -2.00 per barrel). The differential somewhat strengthened (to approximately USD -1.80 per barrel) during overhaul in the Primorsk port. In August, the differential widened (to approximately USD -3.50 per barrel), which was connected with overhauls in several refineries in the region; the overhauls significantly limited the demand for seaborne supplies of Russian oil (thus increasing availability of crude in the region).

Refining Products

In Q3 2007, average market prices on refining products increased year on year. The average prices of gasoline, diesel oil, Ekoterm oil and JET A-1 stabilised at USD 721.2 per tonne, USD 688.0 per tonne, USD 657.9 per tonne and USD 717.8 per tonne, respectively, that is 4.4%, 5.4%, 5.2% and 3.1% up on Q3 2006 averages, respectively. In Q3 2007, margins (cracks) on refining products decreased year on year. Crack margins decreased on gasoline (by 5.6% to USD 156.1 per tonne), diesel oil (by 3.5% to USD 122.9 per tonne), Ekoterm oil (by 7.1% to USD 92.8 per tonne) and Jet A-1 fuel (by 10.5% to USD 152.7 per tonne).

Petrochemical Products

Q3 2007 saw higher crack margins on ethylene (up by 14.3%), propylene (up by 19.7%), phenol (up by 0.4%), butadiene (up by 20.0%) and acetone (up by 25.3%). On the other hand, decreases were seen in crack margins of benzene (down by 9.2%), paraxylene (down by 27.6%) and ortoxylene (down by 3.1%). A negative margin of USD -82.3 per tonne was recorded on glycol (against USD -57.4 per tonne in Q3 2006).

Commentary on Macroeconomic Factors Concerning Poland

Exchange Rates

The euro and US dollar exchange rates fell by 4.2%, from 3.96 PLN/EUR in Q3 2006 to 3.79 PLN/EUR in Q3 2007, and by 11.1%, 3.10 PLN/USD in Q3 2006 to 2.76 PLN/USD in Q3 2007, respectively.

Fuel Consumption

According to estimates by Nafta Polska S.A., Agencja Rynku Energii S.A. and TWC, domestic gasoline consumption stood at 1,090 thousand tonnes in Q3 2007, that is 6.5% up on Q3 2006. The gasoline consumption is forecast to amount to 1,070 thousand tonnes in Q4 2007, that is 4.8% less than in Q4 2006. The negative change in Q4 2007 results from the high base in December 2006 (following increase in the excise tax rate on gasoline announced to take effect on January 1st 2007). The 2007 total gasoline consumption is estimated to grow by 1.9% on 2006. Diesel oil consumption increased by 9.0% in Q3 2007 year on year, and amounted to 2,594 thousand tonnes. The diesel oil consumption is forecast to grow by about 10.8% in Q4 2007 year on year, to 2,350 thousand tonnes. Over the period under analysis, the consumption of light fuel oil was 305 thousand tonnes, or 32.7% below the Q3 2006 figure. The light fuel oil consumption is estimated at 439 thousand tonnes in Q4 2007, while the 2007 total light fuel oil consumption is forecast fall by 26.7% on the 2006 figure.

Economic Growth

According to the Gdańsk Institute for Market Economics (IBnGR), in Q3 2007, Poland's economic growth rate, while lower than in Q2 2007, continued strong. IBnGR estimates the GDP growth rate in Q3 2007 at 5.6%, year on year. Taking into account factors of seasonal nature, the GDP grew by 1.3% relative to the previous quarter. The key driver of the economic growth in Q3 2007 was invariably domestic demand (growth rate of 7.4% as estimated by IBnGR), stimulated by the improving situation on the labour market, growing salaries and inflow of funds from the European Union. The strong economic growth over the last few quarters contributed to further improvement in the situation on the labour market. At the end of Q3 2007, the unemployment rate stood at 11.6%, and was 0.7 pps and 3.6 pps lower relative to the end of Q2 2007 and Q3 2006, respectively.

Inflation

In Q3 2007, consumer prices grew by 1.9% over the end of 2006 and 2.0% over Q3 2006. According to the Polish Central Statistics Office, in Q3 2007, consumer prices dropped by 0.1% below Q2 2007.

Refining (Production and Wholesale)

Refining (Production and Wholesale), PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	y/y +/- %	q/q +/- %
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**11,103**	**9,059**	**9,509**	**11,942**	**13,579**	**22.3%**	**13.7%**
Sales to third parties	7,279	6,054	6,662	8,631	9,749	33.9%	13.0%
Intra-company sales	3,824	3,005	2,847	3,311	3,830	0.2%	15.7%
Segment's costs	**-10,198**	**-8,921**	**-9,408**	**-11,003**	**-13,114**	**28.6%**	**19.2%**
Other operating income	34	35	55	44	38	11.8%	-13.6%
Other operating expenses	-30	-118	-91	-62	-41	36.7%	-33.9%
EBIT*	**909**	**55**	**65**	**921**	**462**	**-49.2%**	**-49.8%**
Depreciation and amortisation	**177**	**156**	**271**	**244**	**258**	**45.8%**	**5.7%**
CAPEX	**123**	**274**	**349**	**420**	**355**	**188.6%**	**-15.5%**
Sales to third parties (thousand tonnes)	**3,223**	**3,081**	**4,108**	**4,831**	**5,518**	**71.2%**	**14.2%**

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

The segment's revenue grew by 22.3%, mainly driven by sales volumes in key product groups higher by 2,196 thousand tonnes, including a 562 thousand tonnes (or 90.6%) increase for gasoline and a 1,053 thousand tonnes (or 80.9%) increase for diesel oil.

In Q3 2007, the segment's costs increased by 28.6% (yoy), which followed mainly from higher sales by the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the segment's costs by PLN 4,060m in Q3 2007.

The segment's result of PLN 462m versus PLN 909m in Q3 2006 was mainly affected by a 37.6% decrease of PKN ORLEN S.A.'s EBIT, to PLN 342m. The following factors had a negative impact on the EBIT:

- A quarter-on-quarter fall of the refining margin in Q3 2007, which reduced the segment's EBIT by PLN 40m.
- Decrease in the crude differential, which reduced the PKN ORLEN Group refineries' EBIT by PLN 101m.
- An over 11% strengthening of the Polish złoty against the US dollar, which reduced the PKN ORLEN Group's EBIT by PLN 76m (effect on the refining margin and differential).
- A scheduled shutdown at Unipetrol, with an estimated contribution of around PLN 89m to the Group's costs.
- A scheduled shutdown at the Mazeikiu Refinery, with an estimated contribution of around PLN 24m to the Group's costs.

On the other hand, the Mazeikiu Refinery recorded good performance in Q3 2007. The company's EBIT in the segment was PLN 35m and resulted from the implementation of a number of technical improvements in the substitute Vacuum Distillation Unit and the Visbreaking Unit, as well as from increased crude throughput volumes.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 61m.

Refining (Retail)

Refining (Retail), PLN '000	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	% change qoq
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**4,144**	**3,794**	**3,424**	**4,206**	**4,476**	**8.0%**	**6.4%**
Sales to third parties	4,136	3,787	3,417	4,199	4,469	8.1%	6.4%
Intra-company sales	8	7	7	7	7	-12.5%	0.0%
Segment's costs	**-4,014**	**-3,677**	**-3,367**	**-4,098**	**-4,310**	**7.4%**	**5.2%**
Other operating income	39	48	38	7	17	-56.4%	142.9%
Other operating expenses	-16	-41	-37	-14	-22	37.5%	57.1%
EBIT*	**153**	**124**	**58**	**101**	**161**	**5.2%**	**59.4%**
Depreciation/amortisation	**64**	**71**	**73**	**73**	**78**	**21.9%**	**6.8%**
CAPEX	**125**	**279**	**52**	**91**	**166**	**32.8%**	**82.4%**
Sales to third parties (thousand tonnes)	**1,088**	**1,081**	**1,053**	**1,114**	**1,201**	**10.4%**	**7.8%**

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's revenue increased by 8.0% (year on year), to PLN 4,476m. The growth was driven by higher sales volumes, which went up by 10.4% or 113 thousand tonnes, primarily owing to a 19.2% (year on year) increase in sales of diesel fuel. The higher sales volume of diesel fuel was accompanied by higher revenue (up by PLN 93m). Favourable trends were also seen in LPG sales: they rose by 17.5% to 67 thousand tonnes in volume terms, and by PLN 38m in value terms.

The segment's EBIT for Q3 2007 reached PLN 161m, against PLN 153m in Q3 2006. This was driven by such factors as:

- Higher volume of the PKN ORLEN Group's retail sales of engine fuels in Q3 2007, which increased by over 10% year on year and contributed PLN 35m to the segment's EBIT;
- Increase in sales of non-fuel goods and services by the PKN ORLEN Group in Q3 2007, which added PLN 12m to the segment's EBIT;
- Lower retail margins on diesel fuel, partially offset by growth of margins on gasoline; this reduced EBIT by PLN 1m in Q3 2007.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 45m.
In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 41m, to PLN 166m.

Petrochemicals

Petrochemicals, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	% change qoq
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**3,942**	**3,638**	**3,314**	**3,560**	**3,402**	**-13.7%**	**-4.4%**
Sales to third parties	2,561	2,530	2,352	2,526	2,222	-13.2%	-12.0%
Intra-company sales	1,381	1,108	962	1,034	1,180	-14.6%	14.1%
Segment's costs	**-3,678**	**-3,340**	**-2,878**	**-3,153**	**-3,099**	**-15.7%**	**-1.7%**
Other operating income	33	70	14	15	25	-24.2%	66.7%
Other operating expenses	-76	-286	-80	-73	-34	-55.3%	-53.4%
EBIT*	**221**	**82**	**370**	**349**	**294**	**33.0%**	**-15.8%**
Depreciation/amortisation	**100**	**203**	**156**	**152**	**154**	**54.0%**	**1.3%**
CAPEX	**46**	**140**	**51**	**61**	**169**	**267.4%**	**177.0%**
Sales to third parties (thousand tonnes)	**853**	**765**	**765**	**790**	**737**	**-13.6%**	**-6.7%**

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's revenue dropped by PLN 540m year on year, primarily as a result of lower sales volumes, which went down by 116 thousand tonnes, including a 22 thousand tonnes (29.3%) decline in sales of polypropylene and a 10 thousand tonnes (40%) fall in sales of butadiene; in value terms, these changes reduced the revenue by PLN 96m and PLN 32m, respectively.

In Q3 2007, the segment generated a profit of PLN 294m, relative to PLN 221m posted in Q3 2006. The segment's EBIT was driven by:

- High volume of polyolefin sales, reaching 209 thousand tonnes in Q3 2007, with a favourable contribution to Basell ORLEN Polyolefins Sp. z o.o.'s EBIT: PLN 47m relative to PLN 41m in Q3 2006;
- Making Czech companies of the Unipertol Group focus on margin optimisation (through sales of high-margin types of polymers), which increased EBIT by 12.2% year on year;
- Preparation of Chemopetrol a.s. for a 39-day production shutdown in September and October. Phased shutdowns of particular units commenced on August 29th 2007. The company replenished reserves so as to ensure uninterrupted sales.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 2m.

In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 123m, to PLN 169m.

Chemicals

Chemicals, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	% change qoq
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**664**	**527**	**737**	**720**	714	7.5%	**-0.8%**
Sales to third parties	662	526	732	640	644	-2.7%	0.6%
Intra-company sales	2	1	5	80	70	3400.0%	-12.5%
Segment's costs	**-608**	**-454**	**-656**	**-652**	**-660**	**8.6%**	**1.2%**
Other operating income	3	16	4	3	3	0.0%	0.0%
Other operating expenses	-2	-6	-2	-3	-1	-50.0%	-66.7%
EBIT*	**57**	**83**	**83**	**68**	**56**	**-1.8%**	**-17.6%**
Depreciation/amortisation	**131**	**46**	**46**	**42**	**42**	**-67.9%**	**0.0%**
CAPEX	**68**	**40**	**8**	**22**	**31**	**-54.4%**	**40.9%**
Sales to third parties (thousand tonnes)	**463**	**404**	**523**	**444**	**481**	**3.9%**	**8.3%**

*) *EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment recorded a 7.5% increase in revenue, which went up by PLN 50m year on year. The growth was driven mainly by sales of PVC granulate and artificial fertilisers.

In Q3 2007, the segment's EBIT stayed flat on Q3 2006 and was affected by:

- Higher model margin on chemicals (589.4 EUR/tonne) relative to Q3 2006, which contributed PLN 24m to EBIT.
- Continued strong demand for artificial fertilisers and PVC granulate on the Polish market, which added PLN 20m to sales of these products.
- Favourable market trends and continued high sales of caprolactam, despite two overhaul shutdowns at the ammonium sulphate unit in September.

In Q3 2007, expenditure on property, plant and equipment and intangible assets declined year on year by PLN 37m.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 8m.

Other Activities

Other Activities, PLNm	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	% change yoy	% change qoq
1	2	3	4	5	6	7=(6-2)/2	8=(6-5)/5
Revenue, including:	**479**	**515**	**501**	**504**	**622**	**29.9%**	**23.4%**
Sales to third parties	242	218	245	222	181	-25.2%	-18.5%
Intra-company sales	237	297	256	282	441	86.1%	56.4%
Segment's costs	**-486**	**-529**	**-553**	**-493**	**-624**	**28.4%**	**26.6%**
Other operating income	7	64	14	1	7	0.0%	600.0%
Other operating expenses	-15	-60	-26	-13	-14	-6.7%	7.7%
EBIT*	**-15**	**-10**	**-64**	**-1**	**-9**	**40.0%**	**-800.0%**
Depreciation/amortisation	**51**	**55**	**66**	**61**	**63**	**23.5%**	**3.3%**
CAPEX	**50**	**94**	**33**	**81**	**72**	**44.0%**	**-11.1%**
Sales to third parties (thousand tonnes)	**24**	**95**	**42**	**36**	**27**	**12.5%**	**-25.0%**

**) EBIT, net of costs not allocated to any of the segments, incurred at the Group level.*

Commentary

In Q3 2007, the segment's EBIT sustained loss of (-)PLN 9m, as opposed to (-)PLN 15m posted in Q3 2006. The major factors contributing to the loss include:

- Operations of the Mazeikiu Refinery Group included in this segment, which in Q3 2007 posted losses of (-)PLN 71m;
- PKN ORLEN S.A.'s improved performance in Q3 2007, up by PLN 67m year on year.

The segment's savings yielded by the OPTIMA Programme in Q3 2007 amounted to PLN 6m.

In Q3 2007, expenditure on property, plant and equipment and intangible assets increased year on year by PLN 22m.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Item, PLNm	9 months of 2006	Q3 2006	9 months of 2007	Q3 2007	% Change	% Change
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
Revenue on sales of products	38,300	14,264	45,947	16,527	20.0%	15.9%
Excise tax and other charges	-9,443	-3,595	-11,200	-3,976	18.6%	10.6%
Net revenue on sales of products	**28,857**	**10,669**	**34,747**	**12,551**	**20.4%**	**17.6%**
Revenue on sales of goods for resale and materials	11,885	4,569	14,091	5,440	18.6%	19.1%
Excise tax and other charges	-988	-359	-1,947	-727	97.1%	102.5%
Net revenue on sales of goods for resale and materials	**10,897**	**4,210**	**12,144**	**4,713**	**11.4%**	**11.9%**
Total sales revenue	**39,754**	**14,879**	**46,891**	**17,264**	**18.0%**	**16.0%**
Cost of products sold	-24,443	-8,945	-29,732	-11,051	21.6%	23.5%
Cost of goods for resale and materials sold	-9,880	-3,834	-10,996	-4,227	11.3%	10.3%
Cost of products, goods for resale and materials sold	-34,323	-12,779	-40,728	-15,278	18.7%	19.6%
Gross profit on sales	**5,431**	**2,100**	**6,163**	**1,986**	**13.5%**	**-5.4%**
Selling costs	-1,890	-615	-2,307	-781	22.1%	27.0%
General and administrative expenses	-800	-262	-1,108	-341	38.5%	30.2%
Other operating income	375	129	300	91	-20.0%	-29.5%
Other operating expenses	-373	-204	-548	-121	46.9%	-40.7%
Gain on disposal of all or part of shares in subordinated undertakings	2	0	0	0	-	-
EBIT	**2,745**	**1,148**	**2,500**	**834**	**-8.9%**	**-27.4%**
Financial income	423	198	474	205	12.1%	3.5%
Financial expenses	-422	-95	-908	-542	115.2%	470.5%
Net financial income/expenses	**1**	**103**	**-434**	**-337**	**-43500.0%**	**-427.2%**
Share in net profit/loss of undertakings valued with equity method	165	66	200	76	21.2%	15.2%
Profit before tax	**2,911**	**1,317**	**2,266**	**573**	**-22.2%**	**-56.5%**
Corporate income tax	-581	-303	-430	-66	-26.0%	-78.2%
Net profit	**2,330**	**1,014**	**1,836**	**507**	**-21.2%**	**-50.0%**
including:						
Net profit (loss) attributable to minority interests	146	48	114	-55	-21.9%	-214.6%
Net profit attributable to equity holders of the Parent Company	2,184	966	1,722	562	-21.2%	-41.8%

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30th 2007 and December 31st 2006

Item, PLNm	Dec 31 2006	Sep 30 2007	% Change
1	2	3	4=(3-2)/2
ASSETS			
Non-current assets			
Property, plant and equipment	25,200	24,713	-1.9%
Intangible assets	620	513	-17.3%
Goodwill	144	141	-2.1%
Financial assets	571	66	-88.4%
Shares in undertakings consolidated with equity method	716	696	-2.8%
Loans granted	5	20	300.0%
Deferred tax asset	166	185	11.4%
Investment property	35	33	-5.7%
Perpetual usufruct right to land	88	91	3.4%
Other non-current assets	116	223	92.2%
Total non-current assets	**27,661**	**26,681**	**-3.5%**
Current assets			
Inventories	7,399	8,755	18.3%
Trade and other receivables	6,294	6,930	10.1%
Income taxes receivable	253	15	-94.1%
Current financial assets	7	7	0.0%
Loans granted	0	0	-
Prepayments and accrued income	121	151	24.8%
Cash	2,351	2,532	7.7%
Other financial assets	302	64	-78.8%
Assets held for sale	**1,031**	185	-82.1%
Total current assets	**17,758**	**18,639**	**5.0%**
Total assets	**45,419**	**45,320**	**-0.2%**
LIABILITIES			
Equity			
Share capital	535	535	0.0%
Share capital revaluation adjustment	523	523	0.0%
Share capital	**1,058**	**1,058**	0.0%
Share premium account	1,058	1,058	0.0%
Share premium revaluation adjustment	169	169	0.0%
Share premium account	**1,227**	**1,227**	**0.0%**
Hedging capital	9	52	477.8%
Currency-translation differences	22	-679	-3186.4%
Retained profit, including:	16,535	18,258	10.4%
net profit attributable to equity holders of the Parent	1,722	1,986	-10.9%
Equity (attributable to equity holders of the parent)	**18,851**	**19,916**	**5.6%**
Equity attributable to minority interests	2,732	2,758	1.0%

Total equity	**21,583**	**22,674**	**5.1%**
Non-current liabilities			
Loans and borrowings	6,211	5,773	-7.1%
Provisions	814	811	-0.4%
Deferred tax liability	1,766	1,583	-10.4%
Other non-current liabilities	167	135	-19.2%
Total non-current liabilities	**8,958**	**8,302**	**-7.3%**
Current liabilities			
Trade and other payables and accruals	8,221	8,496	3.3%
Provisions	734	700	-4.6%
Income tax expense	106	145	36.8%
Loans and borrowings	4,278	4,100	-4.2%
Deferred income	27	46	70.4%
Other financial liabilities	1,316	857	-34.9%
Liabilities directly related to assets classified as held for sale	196	0	-
Total current liabilities	**14,878**	**14,344**	**-3.6%**
Total equity and liabilities	**45,419**	**45,320**	**-0.2%**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 9 and 3 months ended
September 30th 2007 and September 30th 2006

Item, PLNm	9 months of 2006	Q3 2006	9 months of 2007	Q3 2007	% Change	% Change
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
Cash flows from operating activities						
Net profit	**2,330**	**1,014**	**1,836**	**507**	**-21.2%**	**-50.0%**
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-165	-66	-199	-76	-20.6%	-15.2%
Depreciation and amortisation	1,564	533	1,805	604	15.4%	13.3%
Net interest and dividends	122	39	334	92	173.8%	135.9%
Income tax expense	581	303	430	66	-26.0%	-78.2%
(Profit)/loss on investing activities	-30	23	512	437	1806.7%	1800.0%
Decrease/(Increase) in receivables	-1,768	-645	-729	-66	58.8%	89.8%
Decrease/(Increase) in inventories	-399	202	-1,489	-203	-273.2%	-200.5%
(Decrease)/Increase in liabilities and accruals	902	309	588	-536	-34.8%	-273.5%
(Decrease)/Increase in provisions	32	93	-55	5	-271.9%	-94.6%
Other adjustments	40	-36	-100	54	-350.0%	250.0%
Income tax paid	-549	-236	-395	-254	28.1%	-7.6%
Net cash provided by/(used in) operating activities	**2,660**	**1,533**	**2,538**	**630**	**-4.6%**	**-58.9%**
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,323	-532	-2,397	-969	-81.2%	-82.1%
Disposal of property, plant and equipment and intangible assets	133	49	58	-2	-56.4%	-104.1%
Disposal of shares	141	61	779	772	452.5%	1165.6%
Acquisition of shares	-59	-25	-488	1	-727.1%	104.0%
Acquisition of short-term securities	-919	-824	-1	10	99.9%	101.2%
Disposal of short-term securities	86	30	245	-6	184.9%	-120.0%
Dividends and interest received	485	472	239	39	-50.7%	-91.7%
Loans (granted)/repaid	4	1	5	21	25.0%	2000.0%
Other	-16	-11	-24	-30	-50.0%	-172.7%
Net cash provided by/(used in) investing activities	**-1,468**	**-779**	**-1,584**	**-164**	**-7.9%**	**78.9%**
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings	4,277	189	4,022	1,048	-6.0%	454.5%
Issue of debt securities	-	-	750	-	-	-
Repayment of long- and short-term loans and borrowings	-4,802	-442	-5,024	-1,132	-4.6%	-156.1%
Redemption of debt securities	-	-	-89	0	-	-
Interest paid	-123	-34	-412	-97	-235.0%	-185.3%
Other	-26	-14	-20	-9	23.1%	35.7%
Net cash provided by/(used in) financing activities	**-674**	**-301**	**-773**	**-190**	**-14.7%**	**36.9%**
Net change in cash	**518**	**453**	**181**	**276**	**-65.1%**	**-39.1%**

Foreign-exchange gains/(losses)	1	2	-	1	-	-50.0%
Cash at beginning of period	**1,127**	**1,191**	**2,351**	**2,255**	108.6%	89.3%
Cash at end of period, including:	**1,646**	**1,646**	**2,532**	**2,532**	**53.8%**	**53.8%**
restricted cash	97	97	58	58	-40.2%	-40.2%

Financial Overview

Income Statement

Operating Income and Expenses

In Q3 2007, total sales revenue increased by PLN 2,385m (or 16.0%) year on year, to PLN 17,264m. The increase is a combined effect of changes in sales values and volumes in the Company's core business segments. The highest sales increases were recorded in the Wholesale, where sales to third parties increased by PLN 2,470m (or 33.9%) year on year, and in the Retail, where sales to third parties increased by PLN 333m (or 8.1%) year on year. The Q3 2007 sales by other segments – Chemicals, Petrochemicals and Other Activities – were down on the Q3 2006 figures by 2.7%, 13.2% and 25.2%, respectively. Following the increase in total sales revenue, operating expenses attributable to the core business went up by PLN 2,499m (or 19.6%). The growth of operating expenses, slower than that of the top line, contributed to a decrease in gross profit on sales, which stood at PLN 1,986m in Q3 2007, that is 5.4% down year on year.

Selling Costs and General and Administrative Expenses

In Q3 2007, selling costs grew by PLN 166m, or 27.0%, year on year, while general and administrative expenses went up by PLN 79m, or 30.2%. The increases in both items were driven mainly by the consolidation of the Mazeikiu Refinery. The Mazeikiu Refinery's selling costs and general and administrative expenses amounted to PLN 89m and PLN 54m, respectively, in Q3 2007.

Other Income and Operating Expenses

In Q3 2007, compared with Q3 2006, the Group's other operating income decreased by PLN 38m, (or 29.5%), while its other operating expenses went down by PLN 83m (or 40.7%). In Q3 2007, revaluation of tangible assets was effected at Unipetrol (PLN 8m). These changes brought about a loss of PLN 30m on other operating activities, while in Q3 2006 the corresponding figure stood at PLN 75m. In Q3 2007, EBITDA stood at PLN 1,438m, that is PLN 243m less than in Q3 2006. EBIT was PLN 834m in Q3 2007, that is PLN 314m less year on year.

Financial Income and Expenses

In Q3 2007, financial income was PLN 205m, which represents an increase of PLN 7m year on year. The Group's financial expenses were also higher – up by PLN 447m on the Q3 2006 figure. The increase in financial expenses was caused by a valuation allowance for shares held by Unipetrol a.s. in Agrobohema a.s. and Synthesia a.s. The value of the allowance, as determined by the Management Board of Unipetrol a.s. as at September 30th 2007, amounted to PLN 339m. Higher financial expenses recorded by the Group are also attributable to its higher indebtedness, which in turn translated into increased interest expense – the Q3 2007 figure was higher by PLN 38m compared with the corresponding period in 2006. Consequently, in Q3 2007 the Group recorded a loss on financing activities of PLN 337m vs. a gain of PLN 103m in Q3 2006.

Net Profit

In Q3 2007, the share in net profit of the Group undertakings valued with the equity method stood at PLN 76m, compared with PLN 66m in Q3 2006. Corporate income tax amounted to PLN 66m in Q3 2007, down by PLN 237m year on year. As a result, in Q3 2007 the Group generated net profit of PLN 507m, 50% down on the Q3 2006 figure. The decrease in net profit is also attributable to impairment loss at Agrobohema a.s. and Synthesia a.s., which reduced consolidated net profit/loss attributable to shareholders of the Parent Undertaking by PLN 213m.

Balance Sheet

Assets

As at the end of Q3 2007, the Group had total assets of PLN 45,320m, down by 0.2% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 980m (3.5%), to PLN 26,681m, primarily due to a PLN 487m decrease in the value of property, plant and equipment (1.9%), a PLN 505m (88.4%) decrease in financial assets, and a drop in shares in the undertakings consolidated with the equity method (down by PLN 20m or 2.8%). The decrease was offset by a PLN 107m (92.2%) rise in other non-current assets relative to December 31st 2006. Current assets grew from PLN 17,758m as at December 31st 2006 to PLN 18,639m as at the end of Q3 2007. The increase in current assets was driven mainly by higher inventories and trade and other receivables (PLN 1,356m or 18.3%, and PLN 636m or 10.1%, respectively). The Group also recorded a significant drop in corporate income tax liability – by PLN 238m (94.1%), and other financial assets – by PLN 238m (78.8%). Compared with the figure as at the end of 2006, working capital (current assets less current liabilities) grew from PLN 2,880m to PLN 4,295m.

Equity and Liabilities

As at the end of Q3 2007, the Group's total equity stood at PLN 22,674m, and was higher by PLN 1,091m (or 5.1%) over the end of 2006, primarily thanks to an increase in retained profit of PLN 1,723m. A factor with a negative bearing on the equity was currency-translation differences on subordinated undertakings of PLN 701m. Non-current liabilities amounted to PLN 8,302m, that is PLN 656m less than as at the end of 2006, mainly owing to decreases in loans and borrowings and deferred tax liability (by PLN 438m and PLN 183m, respectively). Current liabilities were down from PLN 14,878m as at December 31st 2006 to PLN 14,344m as at September 30th 2007. Under current liabilities, significant increases were recorded in trade and other payables and accruals (PLN 275m or 3.3%) while other financial liabilities and liabilities under assets classified as held for sale went down by PLN 459m (34.9%) and PLN 196m (100.0%), respectively. The Group's external debt (loans and borrowings) amounted to PLN 9,873m as at September 30th 2007, down by PLN 616m relative to the end of 2006.

Cash Flow

Cash from Operating Activities

In Q3 2007, net cash provided by operating activities stood at PLN 630m, down by PLN 903m relative to Q3 2006. The decrease was primarily due to negative trends in the balances of liabilities and accruals (a decrease of PLN 536m recorded in Q3 2007) as well as the freezing of financial resources in inventories (inventories increased by PLN 203m, whereas in Q3 2006 they went down by PLN 202m). Additions to net cash provided by operating activities included by positive trends in the balance of receivables (in Q3 2007, the increase in receivables reduced net cash by

PLN 66m, and in Q3 2006 – by PLN 645m) and a PLN 437m adjustment of net profit to account for loss on investment activities (in the corresponding period in 2006, the adjustment stood at PLN 23m).

Cash from Investing Activities

In Q3 2007, net cash used in investing activities stood at (-)PLN 164m, while in the corresponding period in 2006 it amounted to (-)PLN 779m. Net cash used in investing activities in Q3 2007 was affected by expenditure on property, plant and equipment, which amounted to (-)PLN 969m (against (-)PLN 532m in Q3 2006), disposal of equity interests worth PLN 772m (PLN 61m in Q3 2006) and lower interest and dividends received, which totalled PLN 39m (down by PLN 433m on Q3 2006).

Cash from Financing Activities

In Q3 2007, net cash used in financing activities amounted to (-)PLN 190m, compared with (-)PLN 301m in the same period of the previous year. The decrease is connected with higher amount of contracted loans and borrowings (PLN 1,048m in Q3 2007 vs. PLN 189m in Q3 2006) and repayment of long- and short-term loans and borrowings, totalling (-)PLN 1,132m (compared with (-)PLN 442m in Q3 2006).

The joint effect of all the cash flows discussed above was a PLN 276m increase in net cash in Q3 2007. As at September 30th 2007, net cash amounted to PLN 2,532m, up by PLN 886m compared with September 30th 2006.

POLSKI KONCERN NAFTOWY ORLEN S.A.
PRODUCTION VOLUMES
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Output ('000 tonnes)	Q3 2006	Q3 2007	y-o-y change	Q3 2007	% share	Q3 2007	% share	Q3 2007	% share
1	2	3	4=(3-2)/2	5	6=5/throughput	7	8=7/ throughput	9	10=9/ throughput
Refinery		**PKN ORLEN Group**		**PKN ORLEN**		**Unipetrol**		**Mazeikiu Group**	
Crude oil throughput	4,750	6,093	28.3%	3,513	100.0%	992	100.0%	1 500	100.0%
Gasoline	941	1,370	45.6%	674	19.2%	201	20.3%	494	32.9%
Diesel fuel	1,551	2,322	49.7%	1,272	36.2%	391	39.4%	659	43.9%
Light fuel oil	282	217	-23.0%	187	5.3%	7	0.7%	0	0.0%
Jet fuel	145	185	27.6%	109	3.1%	21	2.1%	55	3.7%
Heavy fuel oil	83	589	609.6%	257	7.3%	38	3.8%	305	20.3%
LPG	55	144	161.8%	61	1.7%	23	2.3%	85	5.7%
Bitumens	389	429	10.3%	0	0.0%	76	7.7%	51	3.4%
Engine oils and lubricants	81	79	-2.5%	0	0.0%	18	1.8%	0	0.0%
Other	270	149	-44.8%	454	12.9%	236	23.8%	51	3.4%
Total products	**3,797**	**5,485**	**44.5%**	**3,014**		**1,011**		**1,700**	
1	2	3	4=(3-2)/2	5	6=5/all segments	7	8=7/ all segments	9	10=9/ all segments
Petrochemicals		**PKN ORLEN Group**		**PKN ORLEN**		**Unipetrol/ Chemopetrol**		**BOP**	
Polyethylene	117	107	-8.5%	0	0.0%	60	14.0%	48	49.5%
Polypropylene	94	95	1.1%	0	0.0%	46	10.7%	49	50.5%
Ethylene	77	149	93.5%	133	33.9%	97	22.6%	0	0.0%
Propylene	68	94	38.2%	95	24.2%	50	11.6%	0	0.0%
Toluene	31	29	-6.5%	29	7.4%	0	0.0%	0	0.0%
Benzene	55	65	18.2%	26	6.6%	39	9.1%	0	0.0%
Paraxylene	9	9	0.0%	9	2.3%	0	0.0%	0	0.0%
Ortoxylene	6	7	16.7%	7	1.8%	0	0.0%	0	0.0%
Acetone	5	7	40.0%	7	1.8%	0	0.0%	0	0.0%
Butadiene	25	14	-44.0%	14	3.6%	0	0.0%	0	0.0%
Glycol	28	25	-10.7%	25	6.4%	0	0.0%	0	0.0%
Ethylene oxide	4	4	0.0%	4	1.0%	0	0.0%	0	0.0%
Phenol	8	12	50.0%	12	3.1%	0	0.0%	0	0.0%
Other	272	161	-40.8%	31	7.9%	138	32.1%	0	0.0%
Total Petrochemicals	**799**	**778**	**-2.6%**	**392**		**430**		**97**	
		PKN ORLEN Group		**PKN ORLEN**		**Spolana**		**Anwil**	
PVC	100	105	5.0%	-	-	32	53,3%	75	20,6%
PVC granulate	18	19	5.6%	-	-	2	3,3%	17	4,7%
CANWIL	101	82	-18.8%	-	-	0	0,0%	82	22,5%
Ammonium nitrate	164	184	12.2%	-	-	0	0,0%	136	37,4%
Other	78	79	1.3%	-	-	26	43,3%	54	14,8%
Total Chemicals	**461**	**469**	**1.7%**	**0**		**60**		**364**	
Total output	**5,057**	**6,732**	**33.1%**	**3,406**		-		-	

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 9 and 3 months ended September 30th 2007 and September 30th 2006

Sales at the PKN ORLEN Group	Q3 2006		Q3 2007		y-o-y change	y-o-y change
1	2	3	4	5	6=(4-2)/2	7=(5-3)/3
	'000 tonnes	PLNm	'000 tonnes	PLNm	%	%
Refinery, wholesale						
Gasoline	620	1,554	1,182	2,367	90.6%	52.3%
Diesel fuel	1,301	3,381	2,354	4,356	80.9%	28.8%
Light fuel oil	365	774	270	548	-26.0%	-29.2%
Jet fuel	160	388	182	435	13.8%	12.1%
Heavy fuel oil	84	86	588	547	600.0%	536.0%
LPG	60	100	139	234	131.7%	134.0%
Bitumens	370	379	425	381	14.9%	0.5%
Engine oils and lubricants	67	174	70	174	4.5%	0.0%
Other	183	197	196	386	7.1%	95.9%
Total products	**3,210**	**7,033**	**5,406**	**9,428**	**68.4%**	**34.1%**
Retail						
Gasoline	551	2,247	562	2,176	2.0%	-3.2%
Diesel fuel	480	1,528	572	1,621	19.2%	6.1%
LPG	57	171	67	209	17.5%	22.2%
Other	0	4	0	3	-	-25.0%
Total products	**1,088**	**3,950**	**1,201**	**4,009**	**10.4%**	**1.5%**
Total Petrochemicals						
Polyethylene	120	496	117	516	-2.5%	4.0%
Polypropylene	91	351	92	380	1.1%	8.3%
Ethylene	64	188	70	214	9.4%	13.8%
Propylene	75	230	53	134	-29.3%	-41.7%
Toluene	29	77	31	64	6.9%	-16.9%
Benzene	52	165	70	189	34.6%	14.5%
Paraxylene	8	28	8	22	0.0%	-21.4%
Ortoxylene	5	17	7	22	40.0%	29.4%
Acetone	4	12	7	19	75.0%	58.3%
Butadiene	25	72	15	40	-40.0%	-44.4%
Glycol	28	77	28	76	0.0%	-1.3%
Ethylene oxide	4	15	4	16	0.0%	6.7%
Phenol	7	26	11	44	57.1%	69.2%
Other	340	745	223	471	-34.4%	-36.8%
Total Petrochemicals	**852**	**2,499**	**736**	**2,207**	**-13.6%**	**-11.7%**
Chemicals						
PVC	89	281	88	282	-1.1%	0.4%
PVC granulate	17	57	19	67	11.8%	17.5%

CANWIL	114	62	96	51	-15.8%	-17.7%
Ammonium nitrate	144	88	163	109	13.2%	23.9%
Other	99	151	115	120	16.2%	-20.5%
Total Chemicals	**463**	**639**	**481**	**629**	**3.9%**	**-1.6%**
Refinery (Wholesale + Retail)	**4,298**	**10,983**	**6,607**	**13,437**	**53.7%**	**22.3%**
Petrochemicals (Petrochemicals+Chemicals)	**1,315**	**3,138**	**1,217**	**2,836**	**-7.5%**	**-9.6%**
Other activities	**24**	**184**	**27**	**41**	**12.5%**	**-77.7%**
PKN ORLEN Group – TOTAL	**5,637**	**14,305**	**7,851**	**16,314**	**39.3%**	**14.0%**

LIFO

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on non-consolidated profit of PKN ORLEN and consolidated profit of the PKN ORLEN Group for Q3 2007 and 2007YTD.

Profit before tax and net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO method, are as follows (PLNm):

In accordance with the IFRS	9 months 2007		Q3 2007		9 months 2006		Q3 2006	
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation
Non-consolidated profit before tax	2,262	1,737	601	351	2,430	1,944	841	858
Non-consolidated net profit	1,939	1,514	488	286	2,068	1,675	667	681
Consolidated profit before tax	2,266	1,654	573	322	2,911	2,396	1,317	1,347
Consolidated net profit	1,836	1,342	507	303	2,330	1,914	1,014	1,038

PKN ORLEN and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. As a result of a significant increase in both the stocks of crude oil and the price of processed crude in Q3 2007, the negative adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably greater in Q3 2007 than in Q3 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.



Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.	PKN ORLEN SA SEC File 82-5036
TIDM	POKD	
Headline	Strategy 2007-2012	
Released	16:53 16-Nov-07	
Number	9353H	

Regulatory announcement no 64/2007 dated 16 November 2007
PKN ORLEN Group strategy for 2007-2012

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") announces that on 16 November 2007 the Supervisory Board of PKN ORLEN accepted the document "PKN ORLEN Group's strategy for the years 2007-2012" ("Strategy").

The new strategy assumes the update of the current approach towards the process of value creation within the PKN ORLEN Group by focusing on two areas:
- organic growth, i.e. improvement in efficiency, optimization, and investments in the core businesses of the Company;
- inorganic growth, based on the selective realisation of the available options for external expansion.

The main assumptions of the new strategy are as follows:
1. A focus on the organic growth of the Company, i.e. on the efficiency and release of the Group's potential, especially through:
- Synergy maximisation from the effective realisation of the Partnership Program in Unipetrol and the Value Creation Program in Mazeikiu Nafta.
- An increase in crude oil processing capacity to fulfil the growing demand in the region (reaching, by 2012, an effective processing capacity for the whole PKN ORLEN Group at the level of 33 m tonnes per year).
- An increase in wholesale market share (reaching, by 2012, 65% of the market share in Poland and 75% of the market share in the Baltic countries).
- implementation of the strategy of two brands and a significant improvement in retail sales efficiency (reaching, by 2012, more than 30% of the Polish market and a share of at least 20% of the Czech and Baltic countries' markets).
- Asset optimisation through the further disposal of non-core business companies (especially Polkomtel).

2. Potential inorganic growth options. Priority will be given to the following projects: expansion into the new markets (among others Ukraine and the Baltic countries), consolidation of the domestic refining sector, the start of upstream activities, optimisation of crude oil trading, the strengthening of wholesale deliveries of refined products by sea, and the monitoring of potential targets for acquisition.

The strategy assumes achieving the following financial targets for the PKN ORLEN Group in 2012[1]:
- EBITDA based on LIFO[2]: PLN 11 bn
- ROACE[3]: 14%
- Capital expenditure[4]: PLN 3.5 bn annual average; PLN 21.3 bn in total
- Gearing[5]: 30 – 40%

The EBITDA target for 2012 assumes an increase over its 2006 level of 132%. The breakdown of the 2012 EBITDA by PKN ORLEN Group operating segments is as follows:
- Refining: PLN 6.1 bn (increase, by 2012, of PLN 3.8 bn compared to 2006)
- Retail: PLN 1.4 bn (increase, by 2012, of PLN 0.6 bn compared to 2006)
- Petrochemical: PLN 2.5 bn (increase, by 2012, of PLN 0.9 bn compared to 2006)

- Chemical: PLN 0.6 bn (increase, by 2012, of PLN 0.1 bn compared 2006)
- Others: PLN 0.4 bn (increase, by 2012, of PLN 0.9 bn compared to 2006).

The capital expenditure target for the PKN ORLEN Group for the years 2007-2012 – breakdown by PKN ORLEN Group operating segments:
- Refining: PLN 8.4 bn
- Retail: PLN 3.2 bn
- Petrochemical: PLN 5.8 bn
- Chemical: PLN 1.7 bn
- Others: PLN 2.2 bn

[1] Targets are presented based on the following assumptions for macroeconomic conditions in 2012: PKN ORLEN model refining margin: USD 4.2/bbl, Brent crude oil price: USD 50/bbl, PKN ORLEN model petrochemical margin: USD 468/tone, Brent/Ural differential: USD 3.0/bbl, PLN/EUR: 3.67, PLN/USD: 2.84.
PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline + 11% Naphtha + 38% Diesel + 3% LHO + 4% JET + 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); product prices according to quotations
PKN ORLEN model petrochemical margin = revenues from products sold (100% Products = 50% Ethane, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); product prices according to quotations.

[2] EBITDA = earnings before tax and financial costs plus amortisation and depreciation; refers to the PKN ORLEN Group, LIFO valuation of inventories; variable macroeconomic conditions.

[3] ROACE = EBIT after tax / average capital employed (equity + net debt)

[4] Cumulative value in years 2007 - 2012 for the whole PKN ORLEN Group

[5] Gearing = net debt / equity

Details of the strategy will be introduced to capital market representatives during a press conference and conference call which are planned for 21 November 2007. Further information regarding the meetings and presentation will be available on the PKN ORLEN web-site www.orlen.pl.

See also: regulatory announcement no 35/2007 dated 12 June 2007.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resignation from Sup. Board
Released	15:57 27-Nov-07
Number	6133I

Regulatory announcement no 65/2007 dated 27 November 2007

Mr. Jerzy Woznicki has resigned from his position as a Member of the PKN ORLEN Supervisory Board.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), announces that on 27 November 2007 it was informed that Mr. Jerzy Woznicki has submitted his resignation from his position as a Member of the PKN ORLEN Supervisory Board, with effect from 30 November 2007. Mr. Jerzy Woznicki indicated that the reason for his resignation is an overload of duties.

Mr. Jerzy Woznicki was appointed as an Independent Member of the PKN ORLEN Supervisory Board on 31 May 2007. He also held the positions of Vice-Chairman of the PKN ORLEN Supervisory Board, Chairman of the PKN ORLEN Supervisory Board Corporate Governance Committee, and Member of the PKN ORLEN Supervisory Board Audit Committee.

See also: Regulatory announcement no 31/2007 dated 31 May 2007.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21, and § 27 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter 2007 Results
Released	07:00 13-Nov-07
Number	5668H

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the third quarter of 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5668h_-2007-11-12.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

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ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Condensed consolidated financial statements for the period of 9 and 3 months ended 30 September 2007

Prepared in accordance with International Financial Reporting Standards

PKN ORLEN SA
SEC File
82-5036

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr III quarter / 2007

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the third quarter of the reporting year 2007, that is for the period from 1 July 2007 to 30 September 2007 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 13 November 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	***CHEMICAL (che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	***7***
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(Entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	III quaters (cumulative data) period from 1.01.2007 to 30.09.2007	III quaters (cumulative data) period from 1.01.2006 to 30.09.2006	III quaters (cumulative data) period from 1.01.2007 to 30.09.2007	III quaters (cumulative data) period from 1.01.2006 to 30.09.2006
data in respect of condensed consolidated financial statement				
I. Total sales revenues	46 891 057	39 754 263	12 238 622	10 375 910
II. Profit from operations	2 500 301	2 744 633	652 582	716 353
III. Profit before tax	2 265 619	2 910 600	591 329	759 670
IV. Net profit attributable to equity holders of the parent	1 721 706	2 183 798	449 367	569 974
V. Net profit	1 835 831	2 329 638	479 154	608 038
VI. Net cash provided by operating activities	2 538 402	2 660 171	662 526	694 308
VII. Net cash used in investing activities	(1 584 164)	(1 468 219)	(413 469)	(383 207)
VIII. Net cash used in financing activities	(773 354)	(674 230)	(201 846)	(175 975)
IX. Net change in cash and cash equivalents	180 884	517 722	47 211	135 126
	as of 30 September 2007	as of 31 December 2006	as of 30 September 2007	as of 31 December 2006
X. Non-current assets	26 681 378	27 660 798	7 063 237	7 322 514
XI. Current assets	18 638 657	17 758 286	4 934 125	4 701 068
XII. Total assets	45 320 035	45 419 084	11 997 362	12 023 583
XIII. Long-term liabilities	8 301 955	8 958 143	2 197 738	2 371 448
XIV. Short-term liabilities	14 343 979	14 878 378	3 797 215	3 938 684
XV. Equity	22 674 101	21 582 563	6 002 409	5 713 451
XVI. Share capital *	1 057 635	1 057 635	279 983	279 983
XVII. Equity attributable to equity holders of the parent	19 916 102	18 850 940	5 272 297	4 990 322
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	53,01	50,46	14,03	13,36

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	III quaters (cumulative data) period from 1.01.2007 to 30.09.2007	III quaters (cumulative data) period from 1.01.2006 to 30.09.2006	III quaters (cumulative data) period from 1.01.2007 to 30.09.2007	III quaters (cumulative data) period from 1.01.2006 to 30.09.2006
data in respect of abbreviated financial statement				
I. Total sales revenues	30 778 697	25 118 496	8 033 277	6 555 958
II. Profit from operations	1 658 747	1 806 433	432 935	471 481
III. Profit before tax	2 262 123	2 430 132	590 417	634 267
IV. Net profit	1 938 884	2 068 008	506 051	539 753
V. Net cash provided by operating activities	826 570	826 707	215 736	215 772
VI. Net cash used in investing activities	(993 281)	(891 661)	(259 248)	(232 725)
VII. Net cash provided by financing activities	106 612	13 656	27 826	3 564
VIII. Net change in cash and cash equivalents	(60 099)	(51 298)	(15 686)	(13 389)
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	4,53	4,84	1,18	1,26
	as of 30 September 2007	as of 31 December 2006	as of 30 September 2007	as of 31 December 2006
X. Non-current assets	19 459 989	18 996 554	5 151 552	5 028 869
XI. Current assets	10 706 681	8 474 447	2 834 330	2 243 401
XII. Total assets	30 166 670	27 471 001	7 985 882	7 272 270
XIII. Long-term liabilities	4 055 030	4 249 852	1 073 469	1 125 044
XIV. Short-term liabilities	9 128 964	8 211 563	2 416 668	2 173 809
XV. Equity	16 982 676	15 009 586	4 495 745	3 973 418
XV. Share capital *	1 057 635	1 057 635	279 983	279 983
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	39,71	35,09	10,51	9,29

* Share capital after revaluation in accordance with IAS 29

The above data for the first three quaters of 2007 and 2006 were translated into EUR by the following exchange rates:

- specific items of assets, equity and liabilities - by the average exchange rate Published by the National Bank of Poland as of 30 September 2007 - 3.7775 PLN / EUR;
- specific items of income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 September 2007) – 3.8314 PLN / EUR.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 September 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	24 712 653	25 199 681
Intangible assets	512 968	619 783
Goodwill	140 693	143 704
Long-term financial investments	66 193	570 932
Investments in associates	696 058	716 303
Loans granted	19 916	5 272
Deferred tax assets	184 999	165 928
Investment property	33 274	34 925
Perpetual usufruct of land	91 298	87 722
Other non-current assets	223 326	116 548
Total non-current assets	**26 681 378**	**27 660 798**
Current assets		
Inventory	8 755 468	7 398 856
Trade and other receivables	6 929 700	6 293 672
Income tax receivable	15 448	253 041
Short-term investments	6 623	7 424
Short-term prepayments	150 575	121 358
Cash and cash equivalents	2 532 313	2 351 320
Other financial assets	63 682	302 007
Non-current assets clasiffied as held for sale	184 848	1 030 608
Total current assets	**18 638 657**	**17 758 286**
Total assets	**45 320 035**	**45 419 084**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**51 970**	**8 506**
Foreign exchange differences on subsidiaries from consolidation	**(678 666)**	**22 003**
Retained earnings:	**18 257 910**	**16 535 543**
incl. net profit atributable to equity holders of the parent	1 721 706	1 985 966
Total equity (attributed to equity holders of the parent)	**19 916 102**	**18 850 940**
Minority interest	2 757 999	2 731 623
Total equity	**22 674 101**	**21 582 563**
Long-term liabilities		
Interest-bearing loans and borrowings	5 773 044	6 211 193
Provisions	810 779	814 192
Deferred tax liabilities	1 582 762	1 765 761
Other long-term liabilities	135 370	166 997
Total long-term liabilities	**8 301 955**	**8 958 143**
Short-term liabilities		
Trade and other liabilities and accrued expenses	8 495 699	8 221 395
Provisions	699 859	734 027
Income tax liability	144 888	106 261
Interest-bearing loans and borrowings	4 099 782	4 277 912
Deferred income	46 631	27 060
Other short-term financial liabilities	857 120	1 315 767
Liabilities related to non-current assets held for sale	-	195 956
Total short-term liabilities	**14 343 979**	**14 878 378**
Total liabilities and shareholders' equity	**45 320 035**	**45 419 084**

* Share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	45 946 816	38 299 953
Excise tax and other charges	(11 199 978)	(9 442 766)
Revenues from sale of finished goods, net	34 746 838	28 857 187
Sales of merchandise and raw materials	14 091 333	11 884 907
Excise tax and other charges	(1 947 114)	(987 831)
Revenues from sale of merchandise and raw materials, net	12 144 219	10 897 076
Total sales revenues	**46 891 057**	**39 754 263**
Cost of finished goods sold	(29 731 623)	(24 442 519)
Cost of merchandise and raw materials sold	(10 996 053)	(9 880 335)
Cost of finished goods, merchandise and raw materials sold	(40 727 676)	(34 322 854)
Gross profit on sales	**6 163 381**	**5 431 409**
Distribution expenses	(2 307 249)	(1 889 822)
General and administrative expenses	(1 108 010)	(800 126)
Other operating revenues	300 268	374 446
Other operating expenses	(548 089)	(373 019)
Profit on the sale of all or part of shares of related parties	-	1 745
Profit from operations	**2 500 301**	**2 744 633**
Financial revenues	474 231	423 045
Financial expenses *	(908 407)	(422 084)
Net financial revenues and expenses	**(434 176)**	**961**
Share in profit from investments accounted for under equity method **	199 494	165 006
Profit before tax	**2 265 619**	**2 910 600**
Income tax expense	(429 788)	(580 962)
Net profit	**1 835 831**	**2 329 638**
incl.		
Minority interest	114 125	145 840
Net profit attributable to equity holders of the parent	**1 721 706**	**2 183 798**

* in the 9-month period ended 30 September 2007 amount of PLN 338,521 thousand constitutes an impairment allowance of entities Agrobohemie a.s. i Synthesia a.s. Detailed information in Note VII 3 i

** including share in Polkomtel S.A. profit of PLN 199,286 thousand in the 9-month period ended 30 September 2007 and PLN 164,075 thousand in the 9-month period ended 30 September 2006

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 3 months ended 30 September 2007 (unaudited)	for 3 months ended 30 September 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	16 526 751	14 264 002
Excise tax and other charges	(3 975 682)	(3 595 085)
Revenues from sale of finished goods, net	12 551 069	10 668 917
Sales of merchandise and raw materials	5 439 979	4 569 108
Excise tax and other charges	(726 512)	(358 949)
Revenues from sale of merchandise and raw materials, net	4 713 467	4 210 159
Total sales revenues	**17 264 536**	**14 879 076**
Cost of finished goods sold	(11 051 256)	(8 945 257)
Cost of merchandise and raw materials sold	(4 226 877)	(3 834 014)
Cost of finished goods, merchandise and raw materials sold	(15 278 133)	(12 779 271)
Gross profit on sales	**1 986 403**	**2 099 805**
Distribution expenses	(780 722)	(615 408)
General and administrative expenses	(341 398)	(261 643)
Other operating revenues	90 558	128 522
Other operating expenses	(121 019)	(203 646)
Profit on the sale of all or part of shares of related parties	-	465
Profit from operations	**833 822**	**1 148 095**
Financial revenues	204 624	198 284
Financial expenses *	(541 726)	(95 338)
Net financial revenues and expenses	**(337 102)**	**102 946**
Share in profit from investments accounted for under equity method **	75 862	65 821
Profit before tax	**572 582**	**1 316 862**
Income tax expense	(65 993)	(303 061)
Net profit	**506 589**	**1 013 801**
incl.		
Minority interest	(55 902)	47 943
Net profit attributable to equity holders of the parent	**562 491**	**965 858**

* in the 3-month period ended 30 September 2007 amount of PLN 338,521 thousand constitutes an impairment allowance of entities Agrobohemie a.s. i Synthesia a.s. Detailed information in Note VII 3 i

** including share in Polkomtel S.A. profit of PLN 75,486 thousand in the 3-month period ended 30 September 2007 and PLN 64,714 thousand in the 3-month period ended 30 September 2006

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Cash flows - operating activities		
Net profit	**1 835 831**	**2 329 638**
Adjustments for:		
Share in profit from investments accounted for under equity method	(199 494)	(165 006)
Depreciation	1 805 097	1 563 596
Interest and dividend, net	333 545	121 589
Income tax expense	429 788	580 962
Loss/(Profit) on investing activities	512 078	(30 137)
(Increase) in receivables	(729 231)	(1 768 255)
(Increase) in inventories	(1 489 480)	(398 545)
Increase in liabilities and accruals	587 783	902 370
(Decrease)/Increase in provisions	(54 840)	31 936
Other	(97 996)	41 226
Income tax paid	(394 679)	(549 203)
Net cash provided by operating activities	**2 538 402**	**2 660 171**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(2 396 898)	(1 323 457)
Proceeds from the sale of property, plant and equipment and intangible assets	58 164	132 770
Proceeds from the sale of shares *	779 057	141 410
Acquisition of shares **	(487 786)	(58 874)
Acquisition of short-term securities	(1 000)	(919 333)
Proceeds from the sale of short-term securities	245 301	86 132
Interest and dividends received	238 921	484 652
Loans (granted) / repaid	4 505	4 339
Other	(24 428)	(15 858)
Net cash (used in) investing activities	**(1 584 164)**	**(1 468 219)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	4 022 039	4 277 034
Debt securitities issued	750 000	-
Repayment of long and short-term borrowings and loans	(5 023 756)	(4 802 470)
Repurchase of debt securities	(88 843)	-
Interest paid	(412 000)	(122 602)
Other	(20 794)	(26 192)
Net cash (used in) financing activities	**(773 354)**	**(674 230)**
Net change in cash and cash equivalents	**180 884**	**517 722**
Effect of exchange rate changes	109	1 378
Cash and cash equivalents, beginning of the period	**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	**2 532 313**	**1 645 903**
incl. cash and cash equivalents not available for use	57 687	96 638

* including sale of shares in entity Kauck of PLN 753,713 thousand in the 9-month period ended 30 September 2007

** including in the 9-month period ended 30 September 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 473,296 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**
Net profit	-	-	-	-	-	-	1 721 706	114 125	1 835 831
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	74 978	-	-	-	74 978
Deferred tax from increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(14 246)	-	-	-	(14 246)
Increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 649	-	-	-	5 649
Deferred tax from increase in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(1 072)	-	-	-	(1 072)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(26 923)	-	-	-	(26 923)
Deferred tax from decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 078	-	-	-	5 078
Change of minority interest	-	-	-	-	-	-	5 797	(11 656)	(5 859)
Share of minority in dividend paid	-	-	-	-	-	-	-	(50 179)	(50 179)
Foreign exchange differences on consolidation	-	-	-	-	-	(700 669)	-	(40 495)	(741 164)
Valuation of non-realised purchase option of Spolana a.s. shares held by minority	-	-	-	-	-	-	(5 136)	14 581	9 445
30 September 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**51 970**	**(678 666)**	**18 257 910**	**2 757 999**	**22 674 101**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Net profit	-	-	-	-	-	-	2 183 798	145 840	2 329 638
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(43 939)	-	-	-	(43 939)
Deferred tax from decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	8 278	-	-	-	8 278
Foreign exchange differences on consolidation	-	-	-	-	-	225 768	-	126 319	352 087
Other	-	-	-	-	-	-	(13 252)	28 705	15 453
30 September 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**21 673**	**69 754**	**16 656 175**	**2 942 016**	**21 974 506**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 9 months ended 30 September 2007 and 30 September 2006

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Increase/(Decrease) in valuation of financial hedging instruments, net	60 732	(35 661)
Foreign exchange differences on subsidiaries from consolidation *	(741 164)	352 087
Other	9 445	(13 252)
Profit/(loss) recognized directly in equity	(670 987)	303 174
Net profit for the period	1 835 831	2 329 638
Profit recognized in current period and in equity, total	**1 164 844**	**2 632 812**

* In the 9-month period ended 30 September 2007 foreign exchange differences on subsidiaries from consolidation result mainly from the decrease of exchange rate of USD against PLN from 2.9105 as of 31 December 2006 to 2.6647 as of 30 September 2007

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 September 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	8 033 933	8 001 116
Intangible assets	49 811	42 806
Long-term financial investments	33 173	32 652
Investment in associates	11 246 671	10 791 463
Loans granted	1 467	5 589
Perpetual usufruct of land	77 690	75 948
Other non-current assets	17 244	46 980
Total non-current assets	**19 459 989**	**18 996 554**
Current assets		
Inventory	5 450 800	4 515 736
Trade and other receivables	4 827 706	3 475 623
Income tax receivable	992	55 394
Short-term financial assets	11 626	-
Loans granted	53 126	3 387
Short-term prepayments	48 042	55 396
Cash and cash equivalents	247 117	307 315
Other financial assets	60 152	55 446
Non-current assets clasiffied as held for sale	7 120	6 150
Total current assets	**10 706 681**	**8 474 447**
Total assets	**30 166 670**	**27 471 001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**57 653**	**23 447**
Retained earnings:	**14 640 135**	**12 701 251**
incl. net profit	1 938 884	2 199 876
Total equity	**16 982 676**	**15 009 586**
Long-term liabilities		
Interest-bearing loans and borrowings	3 301 266	3 495 630
Provisions	468 800	475 737
Deferred tax liabilities	262 623	228 199
Other long-term liabilities	22 341	50 286
Total long-term liabilities	**4 055 030**	**4 249 852**
Short-term liabilities		
Trade and other liabilities and accrued expenses	4 914 198	4 457 301
Provisions	600 595	604 812
Income tax liability	48 309	-
Interest-bearing loans and borrowings	3 544 796	3 139 842
Deferred income	1 007	1 081
Other short-term financial liabilities	20 059	8 527
Total short-term liabilities	**9 128 964**	**8 211 563**
Total liabilities and shareholders' equity	**30 166 670**	**27 471 001**

* Share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	26 082 573	25 762 460
Excise tax and other charges	(8 257 085)	(7 137 953)
Revenues from sale of finished goods, net	17 825 488	18 624 507
Sales of merchandise and raw materials	14 190 935	6 955 095
Excise tax and other charges	(1 237 726)	(461 106)
Revenues from sale of merchandise and raw materials, net	12 953 209	6 493 989
Total sales revenues	**30 778 697**	**25 118 496**
Cost of finished goods sold	(14 978 818)	(15 694 072)
Cost of merchandise and raw materials sold	(12 439 080)	(6 117 293)
Cost of finished goods, merchandise and raw materials sold	(27 417 898)	(21 811 365)
Gross profit on sales	**3 360 799**	**3 307 131**
Distribution expenses	(1 164 424)	(1 028 366)
General and administrative expenses	(438 610)	(369 299)
Other operating revenues	111 509	106 815
Other operating expenses	(210 527)	(209 848)
Profit from operations	**1 658 747**	**1 806 433**
Financial revenues *	944 369	735 436
Financial expenses	(340 993)	(111 737)
Net financial revenues and expenses	**603 376**	**623 699**
Profit before tax	**2 262 123**	**2 430 132**
Income tax expense	(323 239)	(362 124)
Net profit	**1 938 884**	**2 068 008**
Basic and diluted earnings per share (per share in Polish Zloty) **	**4,53**	**4,84**

* including dividend from Polkomtel S.A. of PLN 202,315 thousand in the 9-month period ended 30 September 2007 and PLN 461,270 thousand in the 9-month period ended 30 September 2006
** in the 9-month period ended 30 September 2007 and 30 September 2006 there were no additional share issues

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	3 months ended 30 September 2007	3 months ended 30 September 2006
	(unaudited)	(unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	9 556 957	9 720 856
Excise tax and other charges	(2 906 075)	(2 657 532)
Revenues from sale of finished goods, net	6 650 882	7 063 324
Sales of merchandise and raw materials	5 448 965	3 067 984
Excise tax and other charges	(482 710)	(171 750)
Revenues from sale of merchandise and raw materials, net	4 966 255	2 896 234
Total sales revenues	**11 617 137**	**9 959 558**
Cost of finished goods sold	(5 652 486)	(5 970 736)
Cost of merchandise and raw materials sold	(4 804 755)	(2 771 815)
Cost of finished goods, merchandise and raw materials sold	(10 457 241)	(8 742 551)
Gross profit on sales	**1 159 896**	**1 217 007**
Distribution expenses	(412 316)	(301 651)
General and administrative expenses	(141 024)	(120 982)
Other operating revenues	35 590	44 040
Other operating expenses	(77 336)	(112 765)
Profit from operations	**564 810**	**725 649**
Financial revenues	176 186	143 993
Financial expenses	(139 690)	(28 799)
Net financial revenues and expenses	**36 496**	**115 194**
Profit before tax	**601 306**	**840 843**
Income tax expense	(113 219)	(173 671)
Net profit	**488 087**	**667 172**

POLSKI KONCERN NAFTOWY ORLEN S.A.
UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Cash flows - operating activities		
Net profit	**1 938 884**	**2 068 008**
Adjustments for:		
Depreciation	667 706	663 664
Interest and dividend, net*	(390 982)	(510 957)
Income tax expense	323 239	362 124
Loss/(Profit) on investing activities	35 458	(7 437)
(Increase) in receivables	(1 110 666)	(1 478 146)
(Increase) in inventories	(935 064)	(699 422)
Increase in liabilities and accruals	557 723	801 184
(Decrease)/Increase in provisions	(19 177)	41 679
Other adjustments	(54 447)	10 933
Income tax paid	(186 104)	(424 923)
Net cash provided by operating activities	**826 570**	**826 707**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(959 283)	(831 264)
Proceeds from the sale of property, plant and equipment	8 405	16 174
Proceeds from sales of subsidiaries	23 075	20 608
Proceeds from the sale of shares in AWSA Holland	-	73 007
Acquisition of shares **	(486 496)	(57 587)
Acquisition of short-term securities	-	(793 040)
Interest and dividends received	448 633	558 948
Loans granted to related parties	(47 000)	(7 232)
Repayment of loans to related parties	1 410	506
Proceeds from repayment of liabilities of the Unipetrol a.s. Group	36 951	124 574
Other	(18 976)	3 645
Net cash used in investing activities	**(993 281)**	**(891 661)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	1 408 305	1 524 240
Debt securitities issued	968 934	-
Repayment of long and short-term borrowings and loans	(1 872 070)	(1 466 567)
Repurchase of debt securities	(199 143)	-
Interest paid	(199 414)	(44 017)
Net cash provided by financing activities	**106 612**	**13 656**
Net change in cash and cash equivalents	**(60 099)**	**(51 298)**
Effect of exchange rate changes	(99)	42
Cash and cash equivalents, beginning of the period	**307 315**	**283 509**
Cash and cash equivalents, end of period	**247 117**	**232 253**
incl. cash and cash equivalents not available for use	-	-

* including dividend from Polkomtel S.A. of PLN 202,315 thousand in the 9-month period ended 30 September 2007 and PLN 461,270 thousand in the 9-month period ended 30 September 2006
** including in the 9-month period ended 30 September 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 473,296 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	1 938 884	1 938 884
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	69 889	-	69 889
Deferred tax from increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(13 279)	-	(13 279)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(27 659)	-	(27 659)
Deferred tax from decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	5 255	-	5 255
30 September 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 653**	**14 640 135**	**16 982 676**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 376**	**12 864 704**
Net profit	-	-	-	-	-	2 068 008	**2 068 008**
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(48 170)	-	**(48 170)**
Deferred tax from decrease in cach flow hedge accounting due to valuation of instruments	-	-	-	-	9 152	-	**9 152**
30 September 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**39 422**	**12 569 384**	**14 893 694**

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 9 months ended 30 September 2007 and 30 September 2006

	for 9 months ended 30 September 2007 (unaudited)	for 9 months ended 30 September 2006 (unaudited)
Increase/(Decrease) in valuation of financial hedge instruments, net	56 610	(39 018)
Profit/(Loss) recognized directly in equity	56 610	(39 018)
Profit for the period	1 938 884	2 068 008
Profit recognized in current period and in equity, total	**1 995 494**	**2 028 990**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent", "Issuer"), seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of wide variety of refinery and petrochemical products as well as their transport, retail and wholesale.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 26 October 2007 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR III QUARTER 2007

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 September 2007 and the comparative period from 1 January to 30 September 2006.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 September 2007 and 31 December 2006, results of its operations for the 9 months period ended 30 September 2007 and 30 September 2006 as well as its cash flows for the 9 months periods ended 30 September 2007 and 30 September 2006.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 30 September 2007 and the comparative period from 1 January to 30 September 2006.

According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

(all amounts in PLN thousand)

3. Accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2006. The accounting principles in scope exploration and exploitation of hydrocarbons were actualized in 2007. Accounting principles applied by the Parent and the PKN ORLEN Capital Group in the period covered by these financial statements were presented in published condensed consolidated financial statement for I half 2007.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 September 2007 – 3.7775 PLN / EUR, for 31 December 2006 – 3.8312 PLN / EUR;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 September 2007 – 3.8314 PLN / EUR; for the period from 1 January 2006 to 30 September 2006 – 3.9171 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 September 2007 – 0.1370 PLN / CZK, for 31 December 2006 – 0.1393 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 September 2007 – 0.1362 PLN / CZK, for the period from 1 January 2006 to 30 September 2006 – 0.1380 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 30 September 2007 – 2.6647 PLN / USD, for 31 December 2006 – 2.9105 PLN / USD,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 30 September 2007 – 2.8412 PLN / USD.

5. Companies included in the consolidated financial statements

The Group's condensed consolidated financial statements include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Germany, Czech Republic and Lithuania constituting the Group as at the 30 September 2007, presented below:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*


REFINING SEGMENT
ORLEN Gaz Sp. z o.o 100 %
Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % 1
ORLEN PetroCentrum Sp. z o.o 100 %
Capital Group of ORLEN PetroTank Sp. z o.o. 90 % 2
Petrolot Sp. z o.o. 51 %
ORLEN PetroZachód Sp. z o.o. 100 %
Capital Group of ORLEN Deutschland AG 100 % 3
ORLEN EKO Sp. z o.o. 100 %
Capital Group of Rafineria Trzebinia S.A. 77 % 4
Capital Group of SHIP - SERVICE S.A. 61 % 5
Capital Group of Rafineria Nafty Jedlicze S.A. 75 % 6
ORLEN Asfalt Sp. z o.o. 100 % (95.99%)**
Capital Group of ORLEN Oil Sp. z o.o. 100 % 7 (88.87%)**
ORLEN Morena Sp. z o.o. 100 %
ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
Capital Group of AB Mazeikiu Nafta 90% 8 (100%)**
Capital Group of UNIPETROL a.s. 63 % 9
PETROCHEMICAL SEGMENT
CHEMICAL SEGMENT
Capital Group of "Anwil" S.A. 85 % 10
Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% 11
Etylobenzen Płock Sp. z o.o. In liquidation 100 %
UNALLOCATED SEGMENT
ORLEN Powiernik Sp. z o.o. 100%
ORLEN Transport Kraków Sp. z o.o. 98 %
ORLEN Transport Nowa Sól Sp. z o.o. 97 %
IKS SOLINO S.A. 71 %
Petrotel Sp. z o.o. 75 %
WISŁA Płock S.A. 100 %
ORLEN Transport Płock Sp. z o.o. 98 %
ORLEN Medica Sp. z o.o. 100 % 12
ORLEN Administracja Sp. z .o. o. 100 %
ORLEN Transport Olsztyn Sp. z o.o. 95%
ORLEN Projekt S.A. 51 %
ORLEN Ochrona Sp. z o.o. 100 %
ORLEN Laboratorium Sp. z o.o. 95 %
ORLEN Automatyka Sp. z o.o. 52 %
ORLEN KolTrans Sp. z o.o. 100 %
ORLEN Finance AB 100 %
Polkomtel S.A. 19.61%
ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
Chemiepetrol GmbH 20 %
ORLEN Wir Sp. z o.o. 51 %
ORLEN Budonaft Sp. z o.o. 100 %
ORLEN Prewencja Sp. z o.o. 100 %
ORLEN Centrum Serwisowe Sp. z o.o. 99 %
ORLEN Transport Słupsk Sp. z o.o. 97 %
ORLEN Księgowość Sp. z o.o. 100 %
ORLEN Transport Szczecin Sp. z o.o. 100 %
ORLEN Upstream Sp. z o.o. 100%
Capital Group of ORLEN Holding Malta Ltd 100 % 13
Capital Group of Płocki Park Przemysłowo - Technologiczny S.A. 50% 14

Entities consolidated as at 30 September 2007

* the scheme does not include the Parent, whose activities were allocated to all business segments
** (%) the share in consolidated financial data

(all amounts in PLN thousand)

THE LIST OF ENTITIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights [1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD in liquidation	80%
Petro-Ukraina in liquidation	31%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights [1] (in full %)
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group")[2]	90%
including:	
UAB Juodeikiu nafta in liquidation	100%
UAB Uotas in liquidation	100%
AB Ventus-Nafta	99%
UAB Naftelf	34%
Capital Group of UAB Mazeikiu naftos prekybos namai	100%
including:	
SIA Mazeikiu Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
9. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of Unipetrol RPA s.r.o. (previously Steen Estates s.r.o.)	100%
including:	
UNIPETROL DOPRAVA a.s.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
Uniraf Slovensko s.r.o.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
UNIPETROL ITALIA S.r.l.	100%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
PETROTRANS a.s.	100%
BENZINA Trade a.s in liquidation	100%
Butadien Kralupy s.r.o.	100%
UNIPETROL SERVICES s.r.o. (previously Meliba Estates s.r.o.)	100%
UNIPETROL RAFINÉRIE a.s. (previously Garo Estates s.r.o.)	100%
Capital Group of PARAMO a.s.	50%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
10. Capital Group of "Anwil" S.A.	85%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	83%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
13. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
14. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
[2] 100% shares in Mazeikiu Group in the consolidated financial statements was assumed

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

1. Impairment of assets

a) Impairment of property, plant and equipment

Data for 3rd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 July	506 308	841 783
Additions during the period 1 July - 30 September	15 444	27 991
Disposals during the period 1 July - 30 September	(3 402)	(15 252)
Effect of exchange rate changes	13 854	(6 307)
Impairment allowances as at 30 September	**532 204**	**848 215**

Cumulative data for 3 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	522 766	806 644
Additions during the period 1 January - 30 September	40 453	47 613
Disposals during the period 1 January - 30 September	(25 616)	(42 263)
Effect of exchange rate changes	(5 399)	36 221
Impairment allowances as at 30 September	**532 204**	**848 215**

b) Impairment of construction in progress

Data for 3rd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 July	49 251	51 010
Additions during the period 1 July - 30 September	1 122	-
Disposals during the period 1 July - 30 September	(9 103)	(83)
Effect of exchange rate changes	391	(148)
Impairment allowances as at 30 September	**41 661**	**50 779**

Cumulative data for 3 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	49 029	51 064
Additions during the period 1 January - 30 September	2 025	152
Disposals during the period 1 January - 30 September	(9 177)	(991)
Effect of exchange rate changes	(216)	554
Impairment allowances as at 30 September	**41 661**	**50 779**

(all amounts in PLN thousand)

c) Impairment of intangible assets

Data for 3rd quarter	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 July	65 777	36 652
Additions during the period 1 July - 30 September	-	-
Disposals during the period 1 July - 30 September	(4)	(69)
Effect of exchange rate changes	(2 918)	(1 559)
Impairment allowances as at 30 September	**62 855**	**35 024**

Cumulative data for 3 quarters	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	1 832	34 326
Additions during the period 1 January - 30 September *	65 147	2 368
Disposals during the period 1 January - 30 September	(49)	(264)
Effect of exchange rate changes	(4 075)	(1 406)
Impairment allowances as at 30 September	**62 855**	**35 024**

* including revaluation of CO_2 emission rights in Mazeikiu Group in 2007

d) Impairment of long term financial investments (shares)

Data for 3rd quarter	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 July	78 027	163 652
Additions during the period 1 July - 30 September	1 849	1 207
Disposals during the period 1 July - 30 September	(2 499)	(12 569)
Effect of exchange rate changes	655	(417)
Impairment allowances as at 30 September	**78 032**	**151 873**

Cumulative data for 3 quarters	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	150 100	144 701
Additions during the period 1 January - 30 September	4 670	22 225
Disposals during the period 1 January - 30 September *	(76 449)	(15 125)
Różnice kursowe	(289)	72
Impairment allowances as at 30 September	**78 032**	**151 873**

* in 2007 disposal of impairment concerning NOM in the amount of PLN 65,970 thousand due to effect of reclassification from financial assets to assets classified as held for sale.

e) Receivables allowances

Data for 3rd quarter	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 July	587 274	607 529
Additions during the period 1 July - 30 September	55 467	24 325
Disposals during the period 1 July - 30 September	(74 249)	(21 636)
Effect of exchange rate changes	7 159	(2 634)
Impairment allowances as at 30 September	**575 651**	**607 584**

(all amounts in PLN thousand)

Cumulative data for 3 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	609 982	600 134
Additions during the period 1 January - 30 September	120 273	93 501
Disposals during the period 1 January - 30 September	(150 843)	(99 602)
Effect of exchange rate changes	(3 761)	13 551
Impairment allowances as at 30 September	**575 651**	**607 584**

f) Inventory allowances

Data for 3rd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 July	59 791	58 125
Additions during the period 1 July - 30 September	28 319	2 786
Disposals during the period 1 July - 30 September	(22 053)	(80)
Effect of exchange rate changes	1 021	(3 880)
Impairment allowances as at 30 September	**67 078**	**56 951**

Cumulative data for 3 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	74 151	66 006
Additions during the period 1 January - 30 September	46 179	21 805
Disposals during the period 1 January - 30 September	(51 483)	(27 967)
Effect of exchange rate changes	(1 769)	(2 893)
Impairment allowances as at 30 September	**67 078**	**56 951**

2. Other non-current assets

	30 September 2007 (unaudited)	31 December 2006
Advances for construction in progres	215 124	83 467
Long term loans granted	-	22 002
Receivables due to sale of property, plant and equipment	3 235	8 561
Other	4 967	2 518
Total	**223 326**	**116 548**

3. Other financial assets

	30 September 2007 (unaudited)	31 December 2006
Derivatives valuation	61 400	55 446
Financial assets held to maturity	-	239 534
Other	2 282	7 027
Total	**63 682**	**302 007**

(all amounts in PLN thousand)

4. Assets and liabilities classified as held for sale

a) Non-current assets classified as held for sale

	30 September 2007 (unaudited)	31 December 2006
Shares in Agrobohemie a.s. and Synthesia a.s. [1]	162 071	-
Shares in Celio [2]	10 732	10 912
Assets of Kaucuk [3]	-	1 009 846
Property, plant and equipment [4]	7 193	6 151
Other assets classified as held for sale	4 852	3 699
Total	**184 848**	**1 030 608**

[1] Shares in Agrobohemie a.s. and Synthesia a.s. held by UNIPETROL (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 30 September 2007. Carrying amount of shares as at 31 December 2006 was PLN 500,592 thousand. As at 30 September 2007 carrying amount was PLN 162.071 thousand after impairment allowance, which amounted to PLN 338.521 thousand. Closing the sale of shares in Agrobohemie a.s. and Synthesia a.s. is planned before the end of the first quarter 2008. Detailed information in Note VII 3 i.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2007. The change in the value of shares results from change in exchange rates.

[3] As at 31 December 2006 UNIPETROL held 6,236,000 shares constituting 100% stake in the share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of a petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The change in the value results from change in exchange rates and intercompany transactions elimination in Unipetrol Group. The sales transaction was concluded on 19 July 2007, on the date of sale of Kauck to Dwory a.s. chemical entity.

[4] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

b) Liabilities related to non-current assets classified as held for sale

As at 30 September 2007 Group does not have any liabilities related to assets classified as held for sale. As at 31 December 2006 liabilities related to assets classified as held for sale include liabilities of Kaucuk of PLN 195,956 thousand. The sale transaction was concluded on 19 July 2007.

5. Provisions for liabilities

a) Deferred tax liabilities

Data for 3rd quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 July	1 700 321	978 290
Additions during the period 1 July - 30 September	2 756	78 090
Disposals during the period 1 July - 30 September	(99 804)	(26 143)
Effect of exchange rate changes	(20 511)	(74 963)
Impairment allowances as at 30 September	**1 582 762**	**955 274**

Cumulative data for 3 quarters	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	1 765 761	1 020 159
Additions during the period 1 January - 30 September	167 980	188 866
Disposals during the period 1 January - 30 September	(269 475)	(219 433)
Effect of exchange rate changes	(81 504)	(34 318)
Impairment allowances as at 30 September	**1 582 762**	**955 274**

(all amounts in PLN thousand)

b) Provisions

Short-term and long-term provisions

Data for 3rd quarter 2007 (unaudited)	Land reclamation provision	Retirement benefits and similar	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 July 2007	437 106	228 044	115 091	575 528	143 039	**1 498 808**
Additions during the period 1 July - 30 September 2007	1 462	8 678	3 692	12 923	6 966	**33 721**
Disposals during the period 1 July - 30 September 2007	(6 726)	(7 029)	(552)	(6 184)	(3 806)	**(24 297)**
Effect of exchange rate changes	1 286	(333)	-	(276)	1 729	**2 406**
Provisions as at 30 September 2007	**433 128**	**229 360**	**118 231**	**581 991**	**147 928**	**1 510 638**

Cumulative data for 3 quarters 2007 (unaudited)	Land reclamation provision	Retirement benefits and similar	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 814	123 920	578 464	175 274	**1 548 219**
Additions during the period 1 January - 30 September 2007	2 875	28 630	3 692	28 464	28 900	**92 561**
Disposals during the period 1 January - 30 September 2007	(22 657)	(13 996)	(9 381)	(22 029)	(55 092)	**(123 155)**
Effect of exchange rate changes	(1 837)	(1 088)	-	(2 908)	(1 154)	**(6 987)**
Provisions as at 30 September 2007	**433 128**	**229 360**	**118 231**	**581 991**	**147 928**	**1 510 638**
incl.						
Long-term provisions as at 30 September 2007	**344 477**	**204 505**	**99 428**	**108 115**	**54 254**	**810 779**
Short-term provisions as at 30 September 2007	**88 651**	**24 855**	**18 803**	**473 876**	**93 674**	**699 859**

Short-term and long-term provisions

Data for 3rd quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and similar	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 July 2006	559 991	219 832	145 887	518 416	141 568	**1 585 694**
Additions during the period 1 July - 30 September 2006	6 717	9 031	-	61 126	47 743	**124 617**
Disposals during the period 1 July - 30 September 2006	(6 835)	(5 195)	(2 205)	(6 798)	(14 036)	**(35 069)**
Effect of exchange rate changes	(610)	(86)	-	(2 400)	(729)	**(3 825)**
Provisions as at 30 September 2006	**559 263**	**223 582**	**143 682**	**570 344**	**174 546**	**1 671 417**

(all amounts in PLN thousand)

Short-term and long-term provisions

Cumulative data for 3 quarters 2006 (unaudited)	Land reclamation provision	Retirement benefits and similar	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	**1 640 264**
Additions during the period 1 January - 30 September 2006	9 616	19 474	-	67 944	55 453	**152 487**
Disposals during the period 1 January - 30 September 2006	(12 484)	(12 715)	(55 536)	(28 523)	(25 046)	**(134 304)**
Effect of exchange rate changes	3 824	418	-	4 817	3 911	**12 970**
Provisions as at 30 September 2006	**559 263**	**223 582**	**143 682**	**570 344**	**174 546**	**1 671 417**
incl.						
Long-term provisions as at 30 September 2006	**496 397**	**204 597**	**99 427**	**122 240**	**73 018**	**995 679**
Short-term provisions as at 30 September 2006	**62 866**	**18 985**	**44 255**	**448 104**	**101 528**	**675 738**

6. Goodwill

	30 September 2007 (unaudited)	31 December 2006
Carrying amount of goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	9 886	9 886
Goodwill on Mazeikiu Group companies	1 371	1 301
Other	835	658
Total goodwill on consolidation	**27 710**	**27 463**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	33 904	34 472
Spolana a.s.	8 083	8 218
ORLEN Deutschland AG	8 329	9 256
AB Mazeikiu Elektrine	11 372	12 509
Other	149	640
Total goodwill on business combination	**112 983**	**116 241**
Total goodwill	**140 693**	**143 704**

(all amounts in PLN thousand)

The changes of goodwill in the period of 9 months ended 30 September 2007 and 30 September 2006 were as follows:

	9 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)
Goodwill on consolidation, begining of period	**27 463**	**17 630**
Additions	**247**	**9 886**
Etylobenzen Sp. z o.o.	175	-
Mazeikiu Group	107	-
ORLEN Petrozachód Sp. z o.o.	-	9 886
Effect of exchange rate changes	(35)	-
Disposals	**-**	**(617)**
Impairment of goodwill	-	(617)
Goodwill on consolidation, end of period	**27 710**	**26 899**

	9 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)
Goodwill on business combination, beginning of period	**116 241**	**97 817**
Additions	**-**	**6 384**
Goodwill on Unipetrol Group companies	-	3 961
Effect of exchange rate changes	-	2 423
Disposals	**(3 258)**	**(845)**
ORLEN Deutschland AG	(809)	(842)
AB Mazeikiu Elektrine	(1)	-
Other	(488)	(3)
Effect of exchange rate changes	(1 960)	-
Goodwill on business combination, end of period	**112 983**	**103 356**

(all amounts in PLN thousand)

7. Interest-bearing loans and borrowings

	30 September 2007 (unaudited)	31 December 2006
Bank loans	8 683 749	9 893 499
Borrowings	2 369	2 885
Debt securities *	1 186 708	592 721
Total	**9 872 826**	**10 489 105**
including:		
short-term	4 099 782	4 277 912
long-term	5 773 044	6 211 193

* including as at 30 September 2007 liability of PLN 753,667 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group decreased during 3rd quarter 2007 by PLN 616,279 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of foreign loans translated to PLN:
  - EUR 80 000 thousand (PLN 310 280 thousand) consortium multi currency loan (BTM acting as Agent);
- Drawings of loans by Unipetrol Group in the amount of CZK 13 657 240 thousand (PLN 1 860 116 thousand);
- Increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 205 815 thousand (PLN 28 032 thousand);
- Drawings of loans by Mazeikiu Group in the amount of USD 157 888 thousand (PLN 448 592 thousand);
- Drawing of loans in PLN:
  - PLN 400 000 thousand consortium loan (BTM acting as Agent);
  - PLN 380 233 thousand in PKO BP S.A.;
  - PLN 262 934 thousand in BH w Warszawie S.A.;
  - PLN 147 935 thousand in Bank Pekao S.A.;
  - PLN 76 143 thousand in BPH S.A.;
  - PLN 39 730 thousand in HVB Bank a.s.;
  - PLN 32 104 thousand in Nordea Bank Polska S.A.;
  - PLN 22 075 thousand in ING Bank Śląski S.A.;
  - PLN 16 269 thousand in Societe Generale S.A.;
  - PLN 11 575 thousand in Bank DnB NORD Polska S.A
  - PLN 4 321 thousand in Raifeisen Bank Polska S.A.;
  - PLN 2 408 thousand in Fortis Bank Polska S.A.;
  - PLN 514 thousand in MILLENNIUM Bank S.A.;
- PLN 753 677 thousand indebtedness of PKN ORLEN concerning debt securities issue;
- Repayment of foreign currency loans translated to PLN:
  - USD 300 000 thousand (PLN 859 822 thousand) consortium multi currency loan (BNP as Agent);
  - EUR 80 000 thousand (PLN 312 248 thousand) consortium double currency loan (BTM as Agent);
  - EUR 7 500 thousand (PLN 29 504 thousand) consortium currency loan Societe Generale S.A. as Agent);
  - USD 2 613 thousand (PLN 7 545 thousand) in Bank Pekao S.A.;
  - CHF 494 thousand (PLN 1 177 thousand) in BPH S.A.;
  - USD 182 thousand (PLN 518 thousand) in BRE BANK S.A.;
- Repayment of loans by Unipetrol Group in the amount of CZK 16 356 131 thousand (PLN 2 227 705 thousand);
- Repayment of loans by Mazeikiu Group in the amount of USD 164 647 thousand (PLN 467 796 thousand);
- Repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 48 584 thousand (PLN 186 144 thousand);

(all amounts in PLN thousand)

- Repayment of loans and borrowings in PLN:
  - PLN 400 000 thousand consortium loan (BTM acting as Agent);
  - PLN 303 992 thousand in PKO BP S.A;
  - PLN 69 755 thousand in BH w Warszawie S.A.;
  - PLN 72 645 thousand in Bank Pekao S.A.;
  - PLN 23 220 thousand in HVB Bank a.s.;
  - PLN 12 107 thousand in BPH S.A.;
  - PLN 11 790 thousand in Societe Generale S.A.;
  - PLN 10 627 thousand in Bank DnB NORD Polska S.A
  - PLN 9 510 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 2 408 thousand In Fortis Bank Polska S.A.;
  - PLN 1 500 thousand in BGŻ S.A.;
  - PLN 1 347 thousand in ING Bank Śląski S.A.;
  - PLN 1 333 thousand in BRE BANK S.A.;
  - PLN 510 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 40 thousand in MILLENNIUM Bank S.A.
  - PLN 6 thousand in Wojewódzki Fundusz Ochrony Środowiska

- Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 222 908 thousand;

- Repurchase of debt securities in the Unipetrol Group with payment of interest in the amount of CZK 1 300 000 thousand (PLN 177 060 thousand).

8. Other long-term liabilities

	30 September 2007 (unaudited)	31 December 2006
Finance lease liabilities	64 098	60 506
Donations received	45 735	50 072
Warranties granted	12 796	13 328
Long-term employee benefits	-	11 281
Hedge liability	2 520	7 800
Other	10 221	24 010
Total	**135 370**	**166 997**

(all amounts in PLN thousand)

9. Cost by kind

	9 months ended 30 September 2007 (unaudited)	3 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)
Materials and energy	27 690 968	10 238 910	21 892 781	7 972 031
Cost of merchandise and materials sold	10 996 053	4 226 877	9 880 335	3 834 014
External services	2 531 023	949 294	2 196 504	751 662
Payroll, social security and other employee benefits	1 389 831	433 153	1 108 952	359 845
Depreciation	1 805 097	603 841	1 563 596	532 767
Taxes and charges	269 033	84 908	238 495	75 075
Other *	766 726	200 949	573 657	273 651
	45 448 731	16 737 932	37 454 320	13 799 045
Change in inventory	(675 736)	(191 464)	21 477	88 592
Cost of products and services for own use	(81 971)	(25 196)	(89 976)	(27 669)
Operating cost	44 691 024	16 521 272	37 385 821	13 859 968
Distribution expenses	(2 307 249)	(780 722)	(1 889 822)	(615 408)
General and administrative expenses	(1 108 010)	(341 398)	(800 126)	(261 643)
Other operating expenses	(548 089)	(121 019)	(373 019)	(203 646)
Cost of finished goods and raw materials sold	**40 727 676**	**15 278 133**	**34 322 854**	**12 779 271**

* including other operating cost

10. Net financial revenues and expenses

	9 months ended 30 September 2007 (unaudited)	3 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)
Interest expense	(374 691)	(92 901)	(177 299)	(55 244)
Impairment allowance of Agrobohemie a.s. and Synthesia a.s.	(338 521)	(338 521)	-	-
Negative foreign exchange surplus	(30 393)	-	(153 675)	(20 352)
Interest income	96 522	37 179	57 830	23 641
Positive foreign exchange surplus	263 004	104 537	246 389	103 678
Gains/(loss) on disposal of shares and other securities	1 661	1 661	9 514	4 980
Financial instruments	(35 621)	(27 493)	3 208	41 068
Other	(16 137)	(21 564)	14 994	5 175
Total	**(434 176)**	**(337 102)**	**961**	**102 946**

11. Income tax expense

	9 months ended 30 September 2007 (unaudited)	3 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)
Current tax	(570 228)	(167 229)	(680 713)	(299 889)
Deffered tax	140 440	101 236	99 751	(3 172)
Total	**(429 788)**	**(65 993)**	**(580 962)**	**(303 061)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

IV. GROUP'S ACHIEVEMENTS IN THE THIRD QUARTER 2007 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE EXECUTED SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULTS OF THE III QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

in thousand PLN

Item	2007	2006
Total sales revenues for the 3rd quarter	17 264 536	14 879 076
Operating expense and other operating revenues for the 3rd quarter	16 430 714	13 730 981
Profit from operations for the 3rd quarter	833 822	1 148 095
EBITDA for the 3rd quarter	1 437 663	1 680 862
Net profit attributable to equity holders of the Parent for the 3rd quarter	562 491	965 858

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 3.70 USD/bbl in the 3rd quarter 2006 to 2.77 USD/bbl in the 3rd quarter 2007 decreased operating result by PLN 101 million;
- negative tendencies in refinery, petrochemical and chemical margins decreased profit from operations of the Group by PLN 60 milion;
- strengthening of PLN against USD unfavorably influenced profit from operations in the amount of PLN 111 million (effect of refinery, petrochemical and chemical margins and differential);
- high demand for artificial fertilizers and high demand for granulated products accompanied by slightly lowered demand for PVC favorably influenced operating results of Capital Group of Anwil which remained on comparable level – PLN 57 million in the 3rd quarter 2007 as compared to PLN 59 million in parallel period of 2006.

2. INTERNAL FACTORS

- increase in retail sales volume of engine fuels of 10% contributed to an increase in profit from operations by PLN 35 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 12 million,
- high volume of sales of heating oil III by 503 thousand tonnes accompanied by negative margin on that product negatively influenced the operating result of the Group by PLN 325 million;
- high volume of sales of polyolefins amounting to 209 thousand tones in the third quarter 2007 favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 47 million as compared to PLN 41 million in the third quarter 2006;
- the effect of fall in retail margins was partially offset by an increase of margins on gasoline and resulted in a decrease of profit from operations by PLN 1 million;
- considerable cost cutting results of OPTIMA program in the 3rd quarter 2007 in the amount of PLN 122 million – the highest savings noted in refining segment and retail segment.

(all amounts in PLN thousand)

In the beginning of third quarter 2007 Organizational Rules and Regulations of PKN ORLEN adopted by the Management Board on 16 May 2007 was in force. The duties assignment of Members of the Management Board was as follows:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Support Function;
- Member of the Management Board, Production.

On 30 July 2007 the Supervisory Board of the Parent dismissed, on the motion of the President of the Management Board, Pawel Szymański from the position of Vice-President of the Management Board, Chief Financial Officer. Simultaneously, the Supervisory Board appointed Dariusz Formela to the Member of the Management Board. On 31 July 2007, as a result of the above mentioned changes, the Management Board of the Parent accomplished new assignment of duties among Members of the Board. According to the new assignment the hitherto existing section supervised by the Member of the Management Board, Organization and Support Function was replaced by two sections:

- Member of the Board, Organization and Capital Group, who supervised the performance of the following areas: Organisation & Integration of the owned assets, HSE & Environment Protection. He also supervises legal aspects at the ORLEN Group companies including Unipetrol Group, which until that time was supervised by the President of the Management Board, Chief Executive Officer;
- Member of the Board, Procurement & IT, who supervised the performance of the following areas: IT, Procurement, Legal Department, Regulatory Risk, Information Control & Security.

Due to the dismissal of the Vice-President of the Management Board, Chief Financial Officer, particular areas supervised by Chief Financial Officer were assigned to Vice-President of the Management Board, responsible for Upstream and Crude Procurement, who definitively took responsibility for crude oil trading, exploration and upstream, planning and controlling, finance management, cost management, taxes, coordination of Total Margin Optimization program, investor relations and capital investment and de-investment. Additional coordination function for planning and controlling, finance management, cost management, taxes, coordination of Total Margin Optimization program and investor relations was assigned to Executive Director for Planning and Controlling.

The above changes in duties assignment among Members of the Management Board of PKN ORLEN were introduced into the Organizational Rules and Regulations by Annex 1 dated 14 August 2007.

Supervisory Board of the Parent, during its meeting held on 23 August 2007, and following a motion from the President of the Management Board, has appointed Mr. Waldemar Maj to the position of Vice-President of the PKN ORLEN Management Board effective from 3 September 2007. On 4 September 2007, as a result of the above mentioned changes, the Management Board of the Parent accomplished new assignment of duties among Members of the Board. According to the new assignment the changes in the areas supervised by the President of the Management Board, Chief Executive Officer were made. The President of the Management Board was assigned supervision of the following areas: human resources, strategy and development, public relations, management board office and audit. Additionally the Vice-President of the Management Board, Chief Financial Officer function was introduced, who took the responsibility for accounting and controlling, finance management, cost management, taxes, supply chain management and investor relations. At the same moment the areas supervised by the Vice-President of the Management Board, Upstream and Crude Procurement, were changed. The areas supervised by the Vice-President of the Management Board, Upstream and Crude Procurement include: crude oil trading, exploration and upstream and capital investment and de-investment.

As a result of above described changes in duties assignment among Members of the Management Board of PKN ORLEN and on the basis of motions of Executive Directors and Offices Directors, changes in the organizational structure in the particular fields of the Company were introduced.

Additionally, in the third quarter of 2007 the restructuring of finance relating areas were continued.

The most important activities connected with changes of the PKN ORLEN Group in the 3rd quarter 2007 included the following:

- on 6 July 2007 PKN ORLEN sold 168,000 shares in Niezależny Operator Międzystrefowy Sp. z o.o. to EXATEL S.A.;
- on 10 July 2007 Unipetrol a.s. signed agreement with Kaucuk a.s. relating to the purchase of 51% of shares of Butadien Kralupy a.s.;
- on 19 July 2007 Unipetrol a.s. sold 6,236,000 ordinary shares in Kaucuk a.s. to Firma Chemiczna Dwory S.A. The Shares were disposed under the Share Purchase Agreement of 30 January 2007 between Unipetrol and Dwory;
- on 6 August 2007 ORLEN Transport Kraków Sp. z o.o. filed a petition in the District Court for Karkow regarding its bankrupcy, which includes liquidation of the assets of the Company. On 29 October 2007 a bancrupcy declaration was issued by the Court;

(all amounts in PLN thousand)

- on 23 October 2007 UAB Mazeikiu Nafta Health Care Centre, a private limited liability company seated in Juodeikiai, Republic of Lithuania, the entity indirectly controlled by PKN ORLEN, was registered with the Register of Legal Entities in the Republic of Lithuania.

Capital investments of PKN ORLEN Group were described in detail in note VIII of this condensed consolidated financial statement.

As at the end of the 3rd quarter 2007, the Parent held shares directly and indirectly in the following entities:
- 108 subsidiaries,
- 5 jointly controlled entities,
- 18 associated entities.

In comparison to the end of the 3rd quarter 2006 the number of subsidiaries, jointly controlled entities and associated entities belonging to the Group decreased from 142 to 131.

The most significant factors influencing the Group's operating results for the 3rd quarter 2007, as compared to results for the 3rd quarter 2006 comprised the following:
- decrease in margins (cracks) for gasoline from 165.26 to 156.07 USD/t (by 5.6%), diesel oil from 127.33 to 122.91 USD/t (by 3.5%), Ekoterm from 99.86 to 92.75 USD/t (by 7.1%) and Jet A-1 aviation fuel from 170.62 to 152.66 USD/t (by 10.5%);
- increase in margins for ethylene from 622.87 to 711.98 USD/t (by 14.3%) and propylene from 539.56 to 646.01 USD/t (by 19.7%);
- increase in retail margins in the Parent on gasoline by 2.8%, LPG by 0.8% and decrease in retail margins for diesel oil by 1.4%;
- increase in the average commodity price for Brent crude oil from 69.61 to 74.84 USD/bbl (by 7.5%),
- decrease in Ural/Brent differential from /-3.70/ USD/bbl to /-2.77/ USD/bbl (by 25.2%);
- increase in the crude oil processing in the Group by 28.5%, due to recognition of crude oil processing in Mazeikiu Rafinery;
- increase in the sales volume of gasoline by 49.0%, diesel oil by 64.3%;
- decrease in the average exchange rate of USD against PLN from 3.10 PLN/USD to 2.76 PLN/USD (by 11.0%);
- decrease in the average exchange rate of EUR against PLN from 3.96 PLN/EUR to 3.79 PLN/EUR (by 4.3%).

In the 3rd quarter 2007, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) in the Group amounted to 5,328,980 tonnes and was higher than sale in the 3rd quarter 2006 by 1,734,336 tonnes (by 48.2%). In three quarters 2007 sale amounted to 14,320,080 tonnes and was higher by 3,869,971 tonnes (37.0%) in comparison to prior year. In the 3rd quarter 2007 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 7,850,784 tonnes and was higher than in the 3rd quarter of the prior year by 2,213,407 tonnes (by 39.3%). For three quarters 2007 sale amounted to 21,491,516 tonnes and was higher than sale in the prior year by 5,196,064 tonnes (by 31.9%). In the 3rd quarter 2007, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light heating oil amounted to 1,201,064 tonnes and was higher than sale in the comparable period of the prior year by 113,729 tonnes (by 10.5%). Total retail sale for three quarters amounted to 3,366,398 and was higher by 11.6%.

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	3rd quarter 2007		3rd quarter 2006		Dynamics (%) 3rd quarter 2007/ 3rd quarter 2006
Wholesale of light products, including:	4 127 916		2 507 309		164.6
- gasoline (tones)	1 182 426		620 231		190.6
- diesel oil (tones)	2 354 079		1 301 126		180.9
- Jet A-1 (tonnes)	182 415		160 449		113.7
- Ekoterm (tones)	269 509		365 147		73.8
- LPG (tonnes)	139 487		60 356		231.1
Retail sale of light products, including:	1 540 389	1 201 064	1 398 498	1 087 335	110.5
- gasoline ('000 litres) / (tonnes)	744 325	561 965	729 303	550 624	102.1
- diesel oil ('000 litres) / (tonnes)	677 422	572 422	567 574	479 600	119.4
- LPG ('000 litres) / (tonnes)	118 642	66 677	101 621	57 111	116.7
Total sale of fuels (tones)	5 328 980		3 594 644		148.2
- including engine fuels (tonnes)	5 059 471		3 229 497		156.7

Sale of light products in the PKN ORLEN Group (by volume)	3 quarters 2007		3 quarters 2006		Dynamics (%) 3 quarters 2007/ 3 quarters 2006
Wholesale of light products, including:	10 953 682		7 434 278		147.3
- gasoline (tones)	3 311 932		1 845 401		179.5
- diesel oil (tones)	5 925 662		3 861 793		153.4
- Jet A-1 (tonnes)	502 349		385 244		130.4
- Ekoterm (tones)	819 734		1 164 974		70.4
- LPG (tonnes)	394 005		176 866		222.8
Retail sale of light products, including:	4 323 261	3 366 398	3 880 142	3 015 831	111.6
- gasoline ('000 litres) / (tonnes)	2 108 191	1 591 684	2 054 085	1 550 834	102.6
- diesel oil ('000 litres) / (tonnes)	1 872 243	1 582 045	1 550 363	1 310 057	120.8
- LPG ('000 litres) / (tonnes)	342 827	192 669	275 694	154 940	124.4
Total sale of fuels (tones)	14 320 080		10 450 109		137.0
- including engine fuels (tonnes)	13 500 346		9 285 135		145.4

High level of crude oil prices, a decrease of margins on refining products and a decrease in Ural/Brent differential in the third quarter 2007 contributed to a decrease of operating result of the Parent and Capital Group in comparison to parallel period of the prior year.

The results of the Parent in comparison to the Group were as follows:

Item	3rd quarter 2007		Share of PKN in the Group	3rd quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	6 094	3 513	57.7	4 741	3 524	74.3
Net sales revenues	17 264 536	11 617 137	67.3	14 879 076	9 959 558	66.9
Gross profit on sales	1 986 403	1 159 896	58.4	2 099 805	1 217 007	58.0
Profit from operations	833 822	564 810	67.7	1 148 095	725 649	63.2
Profit before tax	572 582	601 306	105.0	1 316 862	840 843	63.9
Net profit	506 589	488 087	96.3	1 013 801	667 172	65.8

Item	3 quarters 2007		Share of PKN in the Group	3 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	17 879	10 134	56.7	13 389	10 127	75.6
Net sales revenues	46 891 057	30 778 697	65.6	39 754 263	25 118 496	63.2
Gross profit on sales	6 163 381	3 360 799	54.5	5 431 409	3 307 131	60.9
Profit from operations	2 500 301	1 658 747	66.3	2 744 633	1 806 433	65.8
Profit before tax	2 265 619	2 262 123	99.8	2 910 600	2 430 132	83.5
Net profit	1 835 831	1 938 884	105.6	2 329 638	2 068 008	88.8

In the 3rd quarter 2007 refinery throughput of PKN ORLEN Group amounted to 6.9 million tonnes of crude oil when in three quarters to 17.9 million tonnes. The achieved level of throughput in the 3rd quarter 2007 is higher by 28.5% than in the analogous period of the prior year when in three quarters the achieved level of throughput is higher by 33.5%. Positive dynamics was caused by recognition in the 3rd quarter 2007 of refinery throughput of Mazeikiu Group in the amount of 1.5 million tonnes and in the 9-month period – 4.3 million tonnes.

In the 3rd quarter 2007 the Group's profit from operations amounted to PLN 834 million, compared to PLN 1,148 million in the parallel quarter of 2006. The decrease of result from operations resulted mainly from lower profit from operations in PKN ORLEN by PKN 161 million. Lower operating results were achieved also in other Group companies: Unipetrol by PLN 93 million, ORLEN Asfalt by PLN 29 million, ORLEN Oil by PLN 11 million. Additionally Mazeikiu Group incurred a loss of PLN 35 million in the 3rd quarter of 2007. The decrease in profit from operations was also decreased by the unfavorable influence of macroeconomics factors. The decrease in refining and petrochemical margins accompanied by an increase of chemical margins in the 3rd quarter 2007 as compared to the 3rd quarter of the prior year led to a decrease of operating result of the Group by PLN 60 million. Further worsening of operating result was caused by the decrease of differential, which negatively influenced operating result by PLN (-) 101 million. Additionally over 11% decrease in the average exchange rate of USD against PLN caused a decrease of profit from operations by PLN (-) 111 million.

In three quarters of 2007 the Group's profit from operations was higher by 8.9% in comparison to parallel period of the prior year. Profit from operations was mainly influenced by loss from operations in Mazeikiu Group. After elimination the Mazeikiu Group's results, profit from operations for the 9 months of 2007 was higher by 4.1% in comparison to the parallel period of the prior year.

In the 3rd quarter 2007 Group's net profit amounted to PLN 507 million and it was lower by 50.0% in comparison to the 3rd quarter 2006. For three quarters of 2007 net profit amounted to PLN 1,836 million and was lower by 21.2% in comparison to 9 months 2006. Lower results were caused by the higher indebtedness of the Group, what increased the interest cost by PLN 38 million in the 3rd quarter and by PLN 179 million for 9 months 2007 as compared to parallel periods of 2006. Additionally, net profit was lowered by the impairment charge of shares held by Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. Total amount of impairment established by Manegement of Unipetrol a.s. as at 30 September 2007 amounted PLN 339 million.

(all amounts in PLN thousand)

Financial data of the Group by business segment are as follows:

Item	3rd quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	623 476	294 305	56 110	(8 894)	(1 931)	963 066
Unallocated revenues of the Group						219
Unallocated costs of the Group						(129 463)
Profit from operations						833 822

Item	3rd quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 062 499	221 323	56 708	(14 837)	179	1 325 872
Unallocated revenues of the Group						13 424
Unallocated costs of the Group						(191 201)
Profit from operations						1 148 095

Total profit from operations for the 3rd quarter 2007 decreased by 27.4% as compared to the parallel period of the prior year. This tendency was due to decrease of 41.3% in the refining segment as compared to the third quarter 2006. Lower result was caused by unfavorable macroeconomic factors in the refining segment - fall in differential and margins on refining products. Impact of unfavorable external factors was mainly visible in operating results of PKN ORLEN and Czech Unipetrol, which decreased in the 3rd quarter 2007 by PLN 326 and 135 million, respectively. Mazeikiu Refinery realized profit from operations of PLN 36 million in this segment.

High increase of 33.0% in profit from operations in the third quarter 2007 in comparison to the third quarter 2006 was achieved in the petrochemical segment. The good economic conditions in this segment since the beginning of 2007 resulting from the increase of margins on majority of petrochemical products (ethylene, propylene, glycols, phenol, acetone) significantly influenced the results. The influence of increased margins is reflected in the result achieved in that segment by PKN ORLEN, which amounted to PLN 157 million, i.e. higher by PLN 43 million than in the third quarter 2006. Unipetrol Group achieved in that segment profit from operations of PLN 99 million as compared to PLN 89 million in the comparable period of the prior year. High result from operations of PLN 47 million was also achieved by Basell ORLEN Polyolefins Sp. z o.o. as compared to PLN 41 million achieved in the third quarter of 2006.

Slight decrease in profit from operations between quarters was noted in the chemical segment. Profit from operations amounted to PLN 56 million as compared to PLN 57 million achieved in the third quarter 2006. Comparable results of the segment were due to situation in agriculture resulting from high demand for artificial fertilizers and granulated products.

(all amounts in PLN thousand)

Item	3 quarters 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 768 327	1 012 560	207 434	(73 480)	79	2 914 920
Unallocated revenues of the Group						15 437
Unallocated costs of the Group						(430 056)
Profit from operations						2 500 301

Item	3 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 155 843	759 530	142 633	41 579	(3 388)	3 096 197
Unallocated revenues of the Group						34 643
Unallocated costs of the Group						(386 207)
Profit from operations						2 744 633

Total profit from operations for the three quarters 2007 decreased by 8.9% as compared to the parallel period of the prior year. Profit from operations of the refining segment decreased by 18.0% in the 9-month period of 2007 in comparison to the prior year. Result from operations of the segment was significantly influenced by loss of Mazeikiu Refinery in the amount of PLN 147 million. In the three quarters 2007 the Unipetrol companies earned a profit in the refining segment of PLN 147 million as compared to PLN 163 million in the three quarters of 2006.

In 9 months of 2007 profit from operations in the petrochemical segment increased by 33.3 % in comparison to the parallel period of 2006. Good results in that segment of PLN 141 million were achieved by BOP in comparison to PLN 72 million in three quarters of 2006. High dynamics of result from operations was noted in the Unipetrol Group, which earned profit in the amount of PLN 467 million in comparison to PLN 356 million in the parallel period of 2006.

Positive tendency occurred also in the results of chemical segment, the profit from operations for three quarters 2007 increased by 45.4%. Higher profits of the segment resulted from favorable results of Anwil Group, which amounted to PLN 208 million in comparison to PLN 147 million in the 9 months of 2006.

OPTIMA program, implemented with an effect from 1 January 2006, brought considerable cost cutting results in the 3rd quarter 2007 in the amount of PLN 122 million. In three quarters 2007 results of OPTIMA amounted to PLN 343 million in comparison to PLN 215 million in the comparable period of 2006.

In November 2006 the Parent signed the agreement regarding bond issuance program. The indebtedness connected with bond issued amounted to PLN 753,677 thousand as at the end of September 2007. Program was utilized also by Unipetrol Group companies (Spolana and Paramo). The indebtedness connected with bond issuance in these entities amounted to PLN 433,031 thousand as at the end of the 3rd quarter 2007.

V. DESCRIPTION OF FACTORS AND EVENTS, ESPECIALLY OF A NON-USUAL NATURE, WITH SIGNIFICANT IMPACT ON FINANCIAL RESULTS

The following significant events impacting financial positions of the foregoing condensed consolidated financial statements occurred in nine-month period ended 30 September 2007:

1. Settlement of acquisition of Mazeikiu shares

In the period covered by this condensed consolidated financial statement squeeze out procedure, in accordance with Lithuanian law was performed. After settlement the mandatory tender PKN ORLEN acquired 40 430 547 shares for LTL 10.25 each, representing 5.70% of Mazeikiu's share capital. As it was presented at 31 December 2006 the share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of consolidation. Previously estimated purchase price was adjusted, what contributed to the change of value of goodwill of PLN 13,373 thousand, which was charged to retained earnings as at the acquisition date.

2. CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its net carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 911 497
Actual use of emission rights in 2005	(10 310 051)	(849 218)
Actual use of emission rights in 2006	(10 459 646)	(862 095)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Remaining emission rights for 2007	13 828 446	1 137 009
Sale of emission rights in I quarter 2007 (quantity and value in accordance with accounting records)	(557 715)	(46 055)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(320 426)	(26 208)
Sale of emission rights in III quarter 2007 (quantity and value in accordance with accounting records)	(487 329)	(39 947)
Estimated emissions in I quarter 2007	(2 725 781)	(224 512)
Estimated emissions in II quarter 2007	(2 653 843)	(218 688)
Estimated emissions in III quarter 2007	(2 323 762)	(191 263)
Decreases due to changes in Group structure	(482 003)	(40 071)
CO_2 emission rights as at 30 September 2007	4 277 587	350 265

In the 9 months period ended 30 September 2007, the income from sales of CO_2 emission rights of PLN 4,855 thousand was recognized.

As at 30 September 2007 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

Information on emission rights acquired through the business combination with Mazeikiu Group	**Quantity (Mg)**	**Value (in PLN thousand)**
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Estimated emissions in I quarter 2007	(467 548)	(10 503)
Estimated emissions in II quarter 2007	(476 258)	(2 132)
Estimated emissions in III quarter 2007	(461 135)	(197)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(1 600 000)	(7 637)
Impairment allowance as at 30 September 2007		(61 100)
Effect of exchange rate changes		(7 011)
CO_2 emission rights as at 30 September 2007	612 540	191

In the 9 months period ended 30 September 2007 the loss on sale of emission rights in the Mazeikiu Group amounted to PLN 7,149 thousand.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007	
Sale revenues												
Sales to external customers	37 101 087	14 203 782	7 074 898	2 213 553	2 016 507	643 980	647 558	180 558			46 840 050	17 241 873
Transactions with other segments	10 008 664	3 837 069	3 176 146	1 180 302	154 995	70 318	978 741	440 698	(14 318 546)	(5 528 387)	-	-
Settlement of hedging transactions	26 291	14 684	24 716	7 979							51 007	22 663
Total sales revenues	**47 136 042**	**18 055 535**	**10 275 760**	**3 401 834**	**2 171 502**	**714 298**	**1 626 299**	**621 256**	**(14 318 546)**	**(5 528 387)**	**46 891 057**	**17 264 536**
Total operating expenses	**(45 299 420)**	**(17 423 965)**	**(9 130 029)**	**(3 099 390)**	**(1 968 639)**	**(659 905)**	**(1 669 247)**	**(623 566)**	**14 318 625**	**5 526 456**	**(43 748 710)**	**(16 280 370)**
Other operating revenues	198 569	54 686	54 553	25 667	10 113	2 715	21 596	7 271			284 831	90 339
Other operating expenses	(266 864)	(62 780)	(187 724)	(33 806)	(5 542)	(998)	(52 128)	(13 855)			(512 258)	(111 439)
Segment result	**1 768 327**	**623 476**	**1 012 560**	**294 305**	**207 434**	**56 110**	**(73 480)**	**(8 894)**	**79**	**(1 931)**	**2 914 920**	**963 066**
Unallocated revenues of the Group											15 437	219
Unallocated costs of the Group											(430 056)	(129 463)
Profit on the sale of all or part of shares of related parties											-	-
Profit from operations											**2 500 301**	**833 822**
Financial revenues											474 231	204 624
Financial expenses											(908 407)	(541 726)
Share in profit from investments accounted for under equity method	(782)	(116)	-	-	991	493	199 285	75 485			199 494	75 862
Profit before tax											**2 265 619**	**572 582**
Income tax expense											(429 788)	(65 993)
Net profit											**1 835 831**	**506 589**

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006	
Sale revenues												
Sales to external customers	30 248 861	11 414 804	6 816 606	2 524 704	1 875 681	661 649	720 477	241 508	-	-	39 661 625	14 842 665
Transactions with other segments	9 651 600	3 832 165	3 218 305	1 380 884	5 083	1 949	762 451	237 241	(13 637 439)	(5 452 239)	-	-
Settlement of hedging transactions			92 638	36 411							92 638	36 411
Total sales revenues	**39 900 461**	**15 246 969**	**10 127 549**	**3 941 999**	**1 880 764**	**663 598**	**1 482 928**	**478 749**	**(13 637 439)**	**(5 452 239)**	**39 754 263**	**14 879 076**
Total operating expenses	**(37 831 585)**	**(14 211 369)**	**(9 326 513)**	**(3 677 809)**	**(1 751 973)**	**(608 398)**	**(1 430 360)**	**(485 552)**	**13 634 051**	**5 452 418**	**(36 706 380)**	**(13 530 710)**
Other operating revenues	220 710	72 923	78 567	32 931	20 400	2 512	21 871	7 197			341 548	115 563
Other operating expenses	(133 743)	(46 024)	(120 073)	(75 798)	(6 558)	(1 004)	(32 860)	(15 231)			(293 234)	(138 057)
Segment result	**2 155 843**	**1 062 499**	**759 530**	**221 323**	**142 633**	**56 708**	**41 579**	**(14 837)**	**(3 388)**	**179**	**3 096 197**	**1 325 872**
Unallocated revenues of the Group											32 898	12 959
Unallocated costs of the Group											(386 207)	(191 201)
Profit on the sale of all or part of shares of related parties											1 745	465
Profit from operations											**2 744 633**	**1 148 095**
Financial revenues											423 045	198 284
Financial expenses											(422 084)	(95 338)
Share in profit from investments accounted for under equity method	(283)	292	-	-	1 215	816	164 074	64 713			165 006	65 821
Profit before tax											**2 910 600**	**1 316 862**
Income tax expense											(580 962)	(303 061)
Net profit											**2 329 638**	**1 013 801**

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007	
Cost incurred to acquire property, plant and equipment and intangible assets	1 433 394	521 105	280 881	168 549	61 432	31 118	185 995	71 508	1 961 702	792 280
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									24 400	23 057
Total cost incurred to acquire property, plant and equipment and intangible assets									**1 986 102**	**815 337**
Segment depreciation	997 417	336 291	462 480	153 579	130 352	41 576	190 480	62 603	1 780 729	594 049
Depreciation of unallocated assets									24 368	9 792
Total depreciation									**1 805 097**	**603 841**
Non-cash expenses other than depreciation	196 055	56 545	177 520	39 338	3 844	1 429	27 417	8 243	404 836	105 555

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006	
Cost incurred to acquire property, plant and equipment and intangible assets	612 196	248 457	162 795	45 942	152 497	68 174	124 710	50 438	1 052 198	413 011
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									32 410	18 886
Total cost incurred to acquire property, plant and equipment and intangible assets									**1 084 608**	**431 897**
Segment depreciation	694 074	240 693	467 404	99 948	224 083	131 328	157 205	51 265	1 542 766	523 234
Depreciation of unallocated assets									20 830	9 533
Total depreciation									**1 563 596**	**532 767**
Non-cash expenses other than depreciation	**116 732**	**45 724**	**69 366**	**51 685**	**7 360**	**5 688**	**31 315**	**13 863**	**224 773**	**116 960**

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007		ended 30 September 2007	
Additions of impairment allowances	(154 338)	(31 643)	(164 779)	(28 599)	(1 553)	(335)	(21 090)	(5 828)	(341 760)	(66 405)
Unallocated allowances									(2 956)	(80)
Total additions of impairment allowances									(344 716)	(66 485)
Reversal of impairment allowances	129 696	42 321	29 685	21 530	2 001	131	11 122	4 265	172 504	68 247
Unallocated reversal of impairment allowances									2 295	746
Total reversal of impairment allowances									174 799	68 993

(all amounts in PLN thousand)

SEGMENT DATA - continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006		ended 30 September 2006	
Additions of impairment allowances	(55 974)	(19 262)	(49 278)	(30 209)	(3 207)	(1 466)	(13 321)	(4 792)	(121 780)	(55 729)
Unallocated allowances									(12 686)	(22)
Total additions of impairment allowances									(134 466)	(55 751)
Reversal of impairment allowances	60 331	15 274	31 267	8 895	5 039	2 665	13 167	2 949	109 804	29 783
Unallocated reversal of impairment allowances									7 331	131
Total reversal of impairment allowances									117 135	29 914

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Additions and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances *made in the* Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the nine-month and three-month *periods* ended 30 September 2007 and 30 September 2006:

	Revenues from sale by geographical area			
	9 months	**3 months**	**9 months**	**3 months**
	ended 30 September 2007		**ended 30 September 2006**	
Poland	21 350 268	7 958 876	20 147 080	7 783 639
Germany	8 247 735	2 949 574	8 731 109	3 282 832
Czech Republic	6 071 715	2 110 558	6 042 900	2 151 213
Baltic states (Lithuania, Latvia and Estonia)	4 595 778	2 012 253	3 425	1 533
Other countries (revenues in particular countries do not exceed 5% of total sales revenues)	6 625 561	2 233 275	4 829 749	1 659 859
Total revenues from sale by geographical area	**46 891 057**	**17 264 536**	**39 754 263**	**14 879 076**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

1. Guarantees and sureties of the PKN ORLEN Group in the nine month period ended 30 September 2007

	31 December 2006	Increase/ Decrease	30 September 2007	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory tender offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons related to contractual obligations of PKN ORLEN Group	62 560	13 020	75 580	30.06.2013
customs guarantees issued by Unipetrol a.s. and the Parent as collateral of liabilities to Customs Office due to import of merchandise	4 832	16 468	21 300	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	4 217	8 309	30.09.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	919	937	1 856	03.12.2007
other	2 905	5 780	8 685	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 243 030)**	**115 730**	

As at 31 December 2006 contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 „Business Combinations" as liabilities arose at the day of acquisition.

2. Other contingent liabilities of the PKN ORLEN Group in the nine month period ended 30 September 2007

	31 December 2006	Increase/ Decrease	30 September 2007
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	393 396	1 454 079
letters of credit	42 082	173 676	215 759
legal cases related to real estates with undefined legal status	23 153	(3 958)	19 195
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note VII 3f)	14 000	-	14 000
legal cases**	9 998	42 367	52 365
Total other contingent liabilities:	**1 149 917**	**605 481**	**1 755 398**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(637 549)**	**1 871 128**

*including as at 30 September 2007 excise tax guarantee of PKN ORLEN S.A. in the amount of PLN 894,350 thousand related to products in production plant in Płock, tax warehouses and warehouse bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of PLN 420,160 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.).
**including as at 30 September 2007 liability due to proceedings in front of arbitrage court relating to a complaint brought against PKN ORLEN by Brends Sp. z o.o, as demand for fine payment in the amount of PLN 42,000 thousand due to alleged violation of agreement between PKN ORLEN and Jerzy Krzystyniak acting on his own and on the name of Brends Sp. z o.o.

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of the Parent and its subsidiaries

a) Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision. The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated on 30 December 2005 for the period from May to September of 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków, after examination on its sitting in chambers, of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May-August 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005 relating to reversal of the decision of Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 12 September 2007 the Plenipotentiary of Rafineria Trzebinia received a notice from Woivodship Administrative Court in Kraków about complaint of Rafineria Trzebinia S.A. against the decision of the Director of the Customs Chamber in Kraków to withdraw and re-examinate the decision. Next hearing was set on 3 October 2007. On the hearing on 3 October 2007 Woivodship Administrative Court in Kraków issued a decision in compliance with motion of Rafineria Trzebinia S.A.- deciding on tax proceedings re-examination.

(all amounts in PLN thousand)

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received a decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in Kraków in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of Woivodship Administrative Court. Entries in the mortgage register are legally binding. Rafineria Trzebinia S.A. plans to appeal against the mentioned sentence Court's above.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in these condensed consolidated financial statements for the period ended 30 September 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

On 27 April 2007 the Head of the Customs Office in Kraków issued a permit to maintain tax consignment warehouse on the area of Rafineria Trzebinia S.A. until 30 April 2010.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary. Termination date of control proceedings was again extended to 17 December 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings was again extended to 31 December 2007.

(all amounts in PLN thousand)

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these condensed consolidated financial statements for the period ended 30 September 2007.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of Tax Office for Małopolska in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.

The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending to 31 October 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings with respect of the value added tax liability for the period from January to August 2005. Rafineria Trzebinia S.A. considers submitting a complaint for the above described decision.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in these condensed consolidated financial statement for the period ended 30 September 2007.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of app. PLN 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the above mentioned decision to the Director of the Custom Chamber in Kraków. The Director of the Custom Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November- December 2004. On 12 October 2007 a complaint was issued to Woivodship Administrative Court in Kraków.

According to the tax-legal opinions there is a high probability of winning the dispute in the administrative- court proceedings and therefore there is no provision created in the consolidated financial statement for the period ending 30 September 2007.

On 25 September 2007 Director of the Custom Chamber in Kraków issued a decision on excise tax liability for months January-February 2007 requesting in the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia issued a motion to Director of the Custom Chamber in Kraków to suspend the decision, and on 15 October 2007 appealed against the decision.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 506,712 thousand as at 30 September 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounted to 77.15%.

b) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas

(all amounts in PLN thousand)

on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example decree) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 from the verdict as at 2 April 2007 of District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the VI Civil Department of District Appeal Court in Warsaw on 31 May 2007.

Planned date of trial at the Appeal Court in Warsaw VI Civil Department of District Appeal Court is set on 15 November 2007.

c) Standing of Rafineria Trzebinia S.A. in connection with temporarily discontinued production and sales of the ON BIO biofuel containing 20% of FAME esters from 3 January 2007 till 16 July 2007

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia's property.

(all amounts in PLN thousand)

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor was actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN S.A. with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

On 2 October 2007 another part of bank loan was repaid to BPH SA in amount of PLN 20,000 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN S.A. as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a up to 5% fraction of biocontent. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery.

In order to complete the set of bio fuel products the Management Board of Rafineria Trzebinia S.A. intends to introduce sales of diesel oil containing 30% of bio components assigned for certain car fleets. The introduction of a new fuel production will be possible after achievement of profitability on sales.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 506,712 thousand as at 30 September 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounted to 77.15%.

d) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced

(all amounts in PLN thousand)

that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw. Currently, the next hearing was set on 19 December 2007.

e) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

Court proceedings in which PKN ORLEN S.A. acts as a defendant

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend of proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN S.A. a motion applying for undertaking previously suspended proceeding. This motion has not been considered yet. On 13 September 2007 Plenipotentiary of PKN ORLEN received a plaintiff's letter standing against undertaking suspended proceeding. On 17 September 2007 court rejected undertaking suspended proceeding.

A complaint on above-mentioned decision was submitted on 22 October 2007.

Court proceedings in which PKN ORLEN S.A. acts as an outside intervener

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

(all amounts in PLN thousand)

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN approved the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 30 September 2007 the provision for liabilities due to ZEP S.A. amounts to PLN 56,154 thousand.

f) Anti-trust proceedings

As at the date of the preparation of these consolidated financial statements, the Company is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with Lotos S.A. group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.

  The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Lotos S.A. group. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos S.A. group. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these condensed consolidated financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.

  By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of a prohibited agreement, the Company assesses risk of fine as low.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

(all amounts in PLN thousand)

Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these condensed consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007 the Company received a letter from the Office for Competition and Consumers' Protection in Wrocław about commencing an explanatory proceedings relating to motion of Petra Sp z o.o. about antitrust actions of PKN ORLEN on the local market in Twardogóra. On 17 April 2007 the Office for Competition and Consumers' Protection in Wrocław following the motion of Petra Sp z o.o. started antitrust proceedings against PKN ORLEN, suspected of restricting competition on the local retail sales of liquid fuels market in Twardogóra. On 30 May 2007 PKN ORLEN submitted explanations to unsupported motion of Petra, claiming PKN ORLEN used lower prices to eliminate Petra out of market. On 30 August 2007 PKN ORLEN submitted additional letter with arguments proving lack of antitrust action on Twardogóra local market to the Office for Competition and Consumers' Protection in Wrocław. The Office for Competition and Consumers' Protection in Wrocław has not yet informed about probable termination of antitrust proceedings.

  Due to preliminary stage of proceedings estimation of risk is impossible.

g) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- Investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

(all amounts in PLN thousand)

During the period 2002-2003 the Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
	---------	---------
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

Due to possession of assets in the Czech Republic, PKN ORLEN Group is subject to regulations included in investment relieves act and income tax act being in force in the Czech Republic. According to Czech regulations investment relieves of Unipetrol Group companies are of contingent nature. Breach of certain conditions results in losing the right to the investment relief and obliges to return of the relief (repayment of tax liability for all years, in which the relief was used) increased by the appropriate fines.

As at the date of preparation of these financial statements Unipetrol Group companies have not utilized any investment relieves. The amount presented in previous financial statements referred to assets sold in IIIrd quarter 2007.

In Lithuania investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to unused tax relief, which was improperly calculated and not fully paid within the 5 years period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the years from 2001 to 2005 Mazeikiu Nafta was taking advantage of the other tax relieves. As at the date of financial statements preparation the amount of used tax relief by Mazeikiu Nafta amounted to PLN 109,399 thousand. The period of validation of returns resulting from this tax relief has not yet expired but Mazeikiu Nafta assessed the risk of return necessity as low.

h) Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and receivables of the Unipetrol Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 plus interest. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of the Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal

(all amounts in PLN thousand)

was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 plus interest. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.

The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) plus interest. The amount claimed by Agrofert Holding a.s. is analyzed by the Company's legal advisors, and the arbitration proceedings are in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

i) Risk connected with agreements with Deza a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Synthesia a.s. Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remaining 1.53% of shares is owned by minority shareholders of Synthesia a.s.

Letters received from Deza regarded the agreements for future transfer of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. Having thoroughly analysed the signed documents and the received letters, the Board of Directors of Unipetrol, a.s. concluded that, apart from deviating from standard market practices and prudent business behaviour, the above-mentioned agreements suffer by serious legal defects which are likely to make these agreements invalid. Consequently, the Board of Directors of Unipetrol, a.s. proposed to Deza, a.s. to modify the agreements so that the risk of their invalidity can be safely excluded. By means of correspondence and direct meetings, Unipetrol, a.s. tried pro-actively to convince Deza, a.s. that the agreements are modified accordingly. Despite these efforts, Deza, a.s. had rejected proposals of the Board of Directors of Unipetrol, a.s., and on 26 January 2006, it filed to the court its claim for contractual penalties against Unipetrol, a.s. based on the argument that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. Deza, a.s. calculates the penalties on the basis of the above mentioned agreements in the amount of CZK 1.5 mil per day. On 22 August 2006, Deza, a.s. filed to the court its claim for performance under the share transfer agreements, and damages, both based on the same argument as its aforementioned claim for contractual penalties, namely that Unipetrol, a.s. breached its obligation to sign the share transfer agreements. Further to a receipt of legal actions, Unipetrol, a.s. adopted appropriate measures in order to protect the interests of Unipetrol, a.s. At the same time, Unipetrol, a.s. continued in negotiations with Deza, a.s. in order to achieve the out-of-court settlement of the mutual disputes. In July 2007, Unipetrol, a.s. and Deza, a.s. agreed on a temporary suspension of the pending court proceedings initialed by Deza, a.s.

Following their mutual negotiations over the course of the past two years, Unipetrol, a.s. and Deza, a.s. signed on 31 October 2007 an agreement on the out-of-court settlement of the above mentioned disputes. Under this settlement agreement, Deza, a.s. has undertaken to withdraw its above mentioned legal actions filed against Unipetrol, a.s. and

(all amounts in PLN thousand)

not seek payment of any contractual penalties and/or damages by Unipetrol, a.s. At the same time, Unipetrol, a.s. has agreed to sell to Deza, a. s. its shares in Agrobohemie a.s. and Synthesia, a.s., respectively, for the purchase price the amount of which will be determined on the basis of a valuation issued by a reputable expert agreed by both Unipetrol, a.s. and Deza, a.s.

Over a long-time period, Unipetrol, a.s. has had none or very limited information about business and economic situation of both companies. Further, Unipetrol has not had any information on the plans of future business development of both companies and influence on the management of both companies.

Both Agrobohemie a.s. and Synthesia, a.s. do not constitute, from the perspective of the strategy of Unipetrol Group companies, its core business. As at the date of preparation of there financial statements Unipetrol a.s. has not received any dividends from Agrobohemie a.s. and Synthesia, a.s.

The above described circumstances may have significant negative impact on the value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. Regarding negotiations with Deza a.s Unipetrol a.s has received from few independent experts valuations of shares in Agrobohemie a.s and Synthesia a.s. Despite the fact that those valuations are based on incomplete and limited information regarding Agrobohemie a.s ,Synthesia a.s and its subsidiaries, Management Board of Unipetrol a.s. has used those valuations to calculate impairment allowance in respect of the value of shares in Agrobohemie a.s and Synthesia a.s. As at 30 September 2007 the total impairment value calculated by Management Board of Unipetrol a.s. amounted to PLN 338,521 thousand (translated from CZK using the exchange rate applicable for 30 September 2007).

As at 30 September 2007 the value of financial assets of Agrobohemie a.s and Synthesia a.s was presented as assets classified as held for sale in amount of PLN 162,071 thousand (translated from CZK using exchange rate applicable for 30 September 2007).

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JULY 2007 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. PKN ORLEN has signed an agreement with EXATEL S.A. for the sale of its shares in NOM

PKN ORLEN S.A. informed in its regulatory announcement no. 42/2007, that on 6 July 2007 it signed an agreement ("Agreement") with EXATEL S.A. ("EXATEL"), seated in Warsaw, regarding the sale of shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM"), seated in Warsaw.

As a result of the Agreement, PKN ORLEN will sell to EXATEL 168 thousand shares in NOM ("Shares") with a par value of PLN 125 each and a total par value of PLN 21,000 thousand, representing 35% of the share capital of NOM and 35% of the total voting rights at the General Shareholders' Meeting of NOM. The Shares were sold for a total planned price of PLN 22,209 thousand.

NOM is a landline telecommunications operator providing services which include, among others, long-distance calls and international calls to foreign landline and cellular networks.
The main business activities of EXATEL are the supply of modern telecommunications solutions for business. EXATEL also manages a fibre optic data transmission network.

Except for the relationships resulting from execution of the Agreement mentioned above, no other relationships exist between PKN ORLEN S.A., PKN ORLEN's managing or supervising persons, and EXATEL.

The transaction was settled on 30 July 2007. After settlement of the transaction, PKN ORLEN has no shares in the share capital of NOM.

2. Appointment of Mr. Janusz Zieliński to the Supervisory Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 43/2007 that on 6 July 2007 it was informed by the Minister of State Treasury that, he appointed, on behalf of the shareholder – State Treasury, acting in accordance with art. 8 par. 2 point 1 of the PKN ORLEN Articles of Association, Mr prof. dr hab. inż. Janusz Zieliński to the Supervisory Board of PKN ORLEN S.A.

(all amounts in PLN thousand)

3. Purchase of shares in Butadien Kralupy a.s. by Unipetrol a.s

PKN ORLEN S.A. informed in its regulatory announcement no. 44/2007 that on 10 July 2007 PKN ORLEN's subsidiary – Unipetrol a.s., seated in Prague, the Czech Republic ("Unipetrol"), as a buyer and Unipetrol's subsidiary – KAUCUK a.s. ("Kaucuk") seated in Kralupy by Vltavou, the Czech Republic, as a seller, signed a Share Purchase Agreement. The subject of the Share Purchase Agreement is the transfer of 51% of the shares of Butadien Kralupy a.s. ("Butadien Kralupy"), seated in Kralupy by Vltavou, the Czech Republic, from Kaucuk to Unipetrol for a purchase price of CZK 76,500 thousand (i.e. approximately PLN 10,052,100 based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

Unipetrol has purchased 153 shares in Butadien Kralupy ("Purchased Shares"). The Purchased Shares with a par value of CZK 500 thousand each (i.e. approximately PLN 65,700, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland) represent 51% of the share capital of Butadien Kralupy and 51% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy. The purchase price was covered by Unipetrol in the form of a cash contribution.

As at 9 July 2007 the book value of the Purchased Shares in Kaucuk's books amounted to CZK 76,500 thousand (i.e. approximately PLN 10,052,100, based on average CZK/PLN exchange rates as of 10 July 2007, as stated by the National Bank of Poland).

PKN ORLEN S.A. owns 63% of the voting rights at the General Shareholders' Meeting of Unipetrol. Unipetrol owns 100% of the voting rights at the General Shareholders' Meeting of Kaucuk. After the transaction Kaucuk owns 49% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy.

The Share Purchase Agreement was concluded in connection with the sale of 100% of the shares of Kaucuk, as well as based on the agreement on cooperation in connection with construction and operation of the new butadiene unit, signed among Unipetrol, Dwory, CHEMOPETROL, a.s. and Kaucuk on 30 January 2007. The process of sales of shares in Kaucuk was realised under the share purchase agreement signed on 30 January 2007, between Unipetrol as a seller and Dwory as a buyer.

Unipetrol's investment in the Butadien Kralupy shares is of a long-term nature.

4. The Management Board of Rafineria Trzebinia S.A. has decided to restart the production and sale of ON BIO diesel oil, a blend containing 20% FAME esters

PKN ORLEN S.A. informed in its regulatory announcement no. 45/2007, that on 16 July 2007 the Management Board of Rafineria Trzebinia S.A. ("Rafineria Trzebinia S.A.") has decided to resume the production of ON BIO diesel fuel, a blend containing 20% FAME fatty acid methyl esters. The decision to resume production was preceded by a detailed economic analysis made by Rafineria Trzebinia S.A., which referred to the changes in the "Bio-components and liquid bio-fuels Act" introduced by the "Act dated 11 May 2007 regarding changes to the excise tax and changes to some other regulations" ("Act dated 11 May 2007"). The Act dated 11 May 2007 increased the excise tax relief by approximately PLN 0.05 per litre of bio-components in diesel oil, and decreased the excise tax from PLN 0.20 to PLN 0.01 per litre for pure bio-components for combustion engines.

Moreover, the Management Board of Rafineria Trzebinia S.A. decided to restart the sale of diesel oil containing 20% FAME bio-components on 16 July 2007. Up to the end of 2006 Rafineria Trzebinia S.A. was selling diesel oil containing 20% bio-components under the name "ON BIO 10". In order to provide more precise information about the share of bio-components in diesel fuel, Rafineria Trzebinia S.A. has decided that the product will now be named "ON BIO 20".

PKN ORLEN S.A. owns 77.2% of the voting rights in the Rafineria Trzebinia S.A. capital group.

5. PKN ORLEN has signed an agreement with KD Petrotrade FZE for crude oil deliveries via the "Druzhba" pipeline

PKN ORLEN S.A. informed in its regulatory announcement no. 46/2007 that on 18 July 2007, PKN ORLEN S.A. signed an agreement with KD Petrotrade FZE ("Petrotrade"), seated in the United Arab Emirates, for crude oil deliveries via the "Druzhba" pipeline to PKN ORLEN S.A. of 2,400 thousand tonnes of REBCO crude oil annually ("the Agreement"). The validity of the Agreement covers the period from 1 July 2007 to 30 June 2010 with the option to prolong it for an additional two years or longer.

(all amounts in PLN thousand)

In case of lack of at least 90 % of the monthly volumes of deliveries or delays in deliveries in the particular months, the Agreement requires the payment of contractual penalties of PLN 1.2 million monthly. Payment of contractual penalties does not exclude the right for PKN ORLEN S.A. to claim for compensation exceeding the value of the penalties.

As at the date of the Agreement, the estimated value of the supplies until 30 June 2010 amounted to ca. USD 3.9 billion (i.e. approximately PLN 10.6 billion, based on USD/PLN average exchange rates as of 18 July 2007, stated by the National Bank of Poland).

6. Unipetrol a.s. has disposed of its shares in Kaucuk to Firma Chemiczna Dwory S.A.

PKN ORLEN S.A. informed in its regulatory announcement no 47/2007 that on 19 July 2007 Unipetrol, a.s., seated in Prague, the Czech Republic ("Unipetrol"), sold to Firma Chemiczna Dwory S.A., seated in Oswiecim ("Dwory"), 6,236,000 ordinary shares ("Disposed Shares") in Kaucuk a.s., seated in Kralupy by Vltavou ("Kaucuk"). The Shares were disposed under the Share Purchase Agreement of 30 January 2007 between Unipetrol and Dwory. As a result of the disposal, Dwory became the sole shareholder of Kaucuk.

The Disposed Shares with a nominal value of CZK 1,000 per share (i.e. approximately PLN 133 based on the average CZK/PLN exchange rate as of 19 July 2007, as stated by the National Bank of Poland) represent 100% of the share capital of Kaucuk and 100% of the voting rights at the General Shareholders' Meeting of Kaucuk,.

The price for the Disposed Shares amounting to EUR 195,000 thousand (i.e. approximately PLN 731,406 thousand based on the average EUR/PLN exchange rates as of 19 July 2007, as stated by the National Bank of Poland) was covered by Dwory via a wire transfer to a bank account of Unipetrol.

PKN ORLEN S.A. owns approximately 63% of the shares of Unipetrol and 63% of the voting rights at the General Shareholders' Meeting of Unipetrol.

The disposal of the Shares to Dwory occurred after the terms of the Share Purchase Agreement concluded on 30 January 2007 were met mutually by Dwory and Unipetrol.

7. Changes in the Management Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 49/2007 that the Supervisory Board of PKN ORLEN S.A., acting in accordance with par. 8 section 11 point 1 of the company's Articles of Association on its meeting on 30 July 2007, on request of the President of the PKN ORLEN Management Board, with the majority of its votes, had dismissed Mr. Paweł Szymański from the position of the Vice-President of the Management Board and Chief Financial Officer with effect from 30 July 2007.

Mr. Paweł Szymański has held the position of Member of the Management Board from 18 October 2004, and the position of Vice-President of the Management Board since 19 April 2007.

At the same time, the Supervisory Board of PKN ORLEN S.A., on request of the President of the Management Board, has appointed Mr. Dariusz Formela, to the Member of the Management Board, effective 30 July 2007.

8. Filing of a bankruptcy petition regarding ORLEN Transport Kraków Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 50/2007 that on 6 August 2007 ORLEN Transport Krakow Sp. o.o. ("ORLEN Transport Krakow", "Company") filled a motion to the District Court for Krakow-Srodmiescie in Krakow (VIII Commercial Department for Bankruptcy, regarding the bankruptcy of the company, including the liquidation of the assets of the Company.

The motion has been submitted by the Management Board of the Company because the total liabilities of ORLEN Transport Krakow exceed its share capital. This is a result of the decisions regarding excise taxes which were imposed on the Company by the Customs Office in Krakow.

The share capital of ORLEN Transport Krakow amounts to PLN 12,465,000 and is divided into 124,650 equal and indivisible shares of a par value of PLN 100 per each share. PKN ORLEN S.A. owns 98% of the share capital of ORLEN Transport Krakow.

(all amounts in PLN thousand)

9. The declaration of the bankruptcy of ORLEN Transport Krakow Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 61/2007 that on 29 October 2007 the District Court for Krakow-Srodmiescie in Krakow (VIII Commercial Department for Bankruptcy declared the bankruptcy of ORLEN Transport Krakow Sp. o.o. ("ORLEN Transport Krakow", "Company") in Krakow, including the liquidation of the assets of the Company. The resolution of the Court is not legally binding. The term for lodging a complaint expires after 7 days after the delivery of the resolution.

The court has assigned Ms. Elzbieta Brzozowska as a Judge-Commissioner (a judge in the District Court for Krakow – Srodmiescie in Kraków) and Ms. Maria Thetschel – Zgud as a Bankruptcy Trustee.

The court has decided that the legal prerequisite, mentioned in article 11 point 2 of the Bankruptcy and Repair Law dated 28 February 2003 (Journal of Laws No 60, item 535), when a Company's liabilities exceed the value of its assets, has appeared.

The share capital of ORLEN Transport Krakow amounts to PLN 12,465 thousabd and is divided into 124,650 equal and indivisible shares of a par value of PLN 100 each. PKN ORLEN S.A. owns 98% of the share capital of ORLEN Transport Krakow.*

See also: regulatory announcement no 50/2007 dated 7 August 2007.

* Value of net assets of ORLEN Transport Krakó Sp. z o.o. as at 30 September 2007 amounts to PLN (7,972) thousand

10. Appointment of Mr. Waldemar Maj to the position of Vice-President of the Management Board of PKN ORLEN

PKN ORLEN S.A. informed in its regulatory announcement no. 52/2007 that the Supervisory Board of PKN ORLEN S.A. on it's meeting held on 23 August 2007, acting in accordance with art. 8 par. 11 point 1 of the Company's Articles of Association on the request of the President of the Company's Management Board, appointed Mr Waldemar Maj to the position of the Vice-President of the PKN ORLEN S.A. Management Board with effect from 3 September 2007.

11. The appointment of KPMG Audyt Sp. z o.o. as a qualified auditor of unconsolidated and consolidated financial statements of PKN ORLEN S.A. and financial statements of the key companies from the Capital Group for the years from 2008 to 2009

PKN ORLEN S.A. informed in its regulatory announcement no. 53/2007 that the Supervisory Board of PKN ORLEN S.A., acting in accordance with par. 8 section 11 point 5 of the Company's Articles of Association, following its meeting on 23 August 2007, appointed KPMG Audyt Sp. z o.o. seated in Warsaw, 51 Chlodna Street, as a qualified auditor of unconsolidated and consolidated financial statements of PKN ORLEN S.A. and financial statements of the key companies from PKN ORLEN S.A. Group for the years 2008-2009.

KPMG Audyt Sp. z o.o. is registered in the register of entities authorized to audit financial statements, maintained by the National Council of Statutory Auditors, under a number of 428.

See also: regulatory announcement no 12/2005 dated 21 January 2005.

12. Purchase of shares in UAB Mazeikiu Nafta Health Care Centre by Mazeikiu

PKN ORLEN S.A. informed in its regulatory announcement no. 60/2007 that on 23 October 2007 the UAB Mazeikiu Nafta Health Care Centre, a private limited liability company seated in Juodeikiai, LT-89467 Mazeikiai district, Republic of Lithuania, was registered in the Register of Legal Entities ("MN Health Centre").

PKN ORLEN S.A.'s subsidiary, AB Mazeikiu Nafta ("Mazeikiu Nafta") has acquired 10,000 with shares the nominal value of LTL1 each (i.e. approximately PLN 1.06 in accordance with average exchange rate of the National Bank of Poland announced on 23 October 2007) in MN Health Centre ("Acquired Shares").The Acquired Shares represent 100% of the share capital and 100% of the votes at the General Meeting of Shareholders of MN Health Centre.

The book value of the Purchased Shares in Mazeikiu's books amounted to LTL 10 thousand as of 23 October 2007 (i.e. approximately PLN 10,591 in accordance with average exchange rate of the National Bank of Poland announced on 23 October 2007).

(all amounts in PLN thousand)

The purchase price of shares in the amount of LTL 10 thousand (i.e. approximately PLN 10,591 in accordance with average exchange rate of the National Bank of Poland announced on 23 October 2007) was covered by Mazeikiu Nafta in cash. The investment of Mazeikiu Nafta in the shares of MN Health Centre is of long-term nature.

The principle activity of MN Health Centre includes the health care services for both public and individual. Moreover, the scope of the MN Health Centre activity includes also training services and carrying through the analysis of working conditions for Mazeikiu Nafta customers.

As at 30 September 2007, PKN ORLEN S.A. owned 89.90% of the votes at the General Meeting of Shareholders of Mazeikiu Nafta.

13. Unipetrol, a.s. and Deza a.s. have signed a share purchase agreement for the sale of shares in Agrobohemie a.s. and Synthesia a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 62/2007 that on 31 October 2007 Unipetrol, a.s., seated in Prague, Czech Republic ("Unipetrol"), as the seller, and Deza, a.s., seated in Valašské Meziříčí, Czech Republic ("Deza"), as the purchaser, have signed the Share Purchase Agreement concerning the sale of shares in Agrobohemie a.s., seated in Prague, Czech Republic ("Agrobohemie") and the Share Purchase Agreement concerning the sale of shares in Synthesia, a.s. (with original business name ALIACHEM a.s.), seated in Pardubice, Czech Republic ("Synthesia").

Based on these two agreements, Unipetrol will sell to Deza:

- 46,950 ordinary shares of Agrobohemie, representing 50% of the share capital of Agrobohemie and 50% of votes at the General Meeting of Shareholders of Agrobohemie. The nominal value of one share is CZK 10,800 (i.e. approximately PLN 1.45 thousand in accordance with average exchange rate of the National Bank of Poland announced on 31 October 2007).

- 26,447,571 ordinary bearer shares of Synthesia, representing 38.79% of the share capital of Synthesia registered capital and 38.79% votes at the General Meeting of Shareholders of Synthesia. The nominal value of one share is CZK 40 (i.e. approximately PLN 5, in accordance with average exchange rate of the National Bank of Poland announced on 31 October 2007).

In these agreements, Unipetrol and Deza agreed that the purchase price for the shares in Agrobohemie and Synthesia, will be determined, based on their fair market value, by the reputable expert assigned by both Unipetrol and Deza. It is agreed that the purchase price will be determined by the appraise within a period of six weeks from the date of signing the Settlement Agreements (more information regarding the Settlement Agreements – see below) and the Share Purchase Agreement concerning the sale of shares in Agrobohemie and Synthesia.

The book value of the shares in Agrobohemie in Unipetrol books as at 31 December 2006 amounted to CZK 1,889,458 thousand (i.e. approximately PLN 254,509.99 thousand, in accordance with average exchange rate of the National Bank of Poland announced on 31 October 2007). The book value of the shares in Synthesia in the Unipetrol books as at 31 December 2006 amounted to CZK 1,754,493 thousand (i.e. approximately PLN 236,330.3 thousand), in accordance with average exchange rate of the National Bank of Poland announced on 31 October 2007.

The main business activity of Agrobohemie includes ammonia and urea wholesale.

The main business activity of Synthesia includes production of pigments and dyes.

PKN ORLEN S.A. owns 63% of votes at the General Meeting of Unipetrol a.s.

After the settlement of these two agreements, Unipetrol will not have any shares in Agrobohemie or Synthesia.

Additionally, the sale of the shares in Agrobohemie and Synthesia will be completed after the fulfillment of certain conditions, including getting the approval of the Anti-Trust Court for the purchase by Deza of the Agrobohemie Shares and the Synthesia Shares. It is expected that the settlement of the transaction will be executed by the end of the first quarter of 2008 but at latest within a period of twenty four months from the signing of the Settlement Agreements and the Share Purchase Agreement concerning the sale of shares in Agrobohemie and Synthesia.

(all amounts in PLN thousand)

Concurrently with the signing of the Share Purchase Agreement on 31 October 2007, Unipetrol and Deza, following negotiations, signed the Settlement Agreement regarding their disputes. As a result of the signing of the Settlement Agreement, Unipetrol will not be obliged to pay to Deza any damages and contractual penalties which were sought by Deza and Deza withdraws all its legal actions against Unipetrol (detailed information in Note VII 3 i).

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report *	Number of shares presented in the prior quarter report *	Change of % in the period 31.07.2007-26.10.2007	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 31 July 2007
** Data as at 26 October 2007

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at date of filing the report.

(all amounts in PLN thousand)

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the IIIrd quarter 2007

	Number of shares, options as at the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Number of shares, options as at the date of the report filing **
Management Board	-	-	-	-	-
Supervisory Board	**3 357**	-	-	-	**3 357**
Raimondo Eggink	2 950	-	-	-	2 950
Janusz Zieliński	407				407

* Data as at 31 July 2007
** Data as at 26 October 2007

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 September 2007, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about significant unusual related party transactions

During the period from 1 January to 30 September 2007, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.

Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 9-month period ended 30 September 2007 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 September 2007 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 9-month period ended 30 September 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Group companies

During the 9-month period ended 30 September 2007 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from Company's supervising persons and supervising persons of Group companies.

	Sales	Purchase	Receivables	Liabilities
Legal persons *	203 742	122 189	55 207	10 001
Natural persons	-	-	-	-

* Transactions for the period of performing function in the supervising bodies

c) Transactions with related parties concluded through the managing persons of the Parent and other Group companies

During the 9 months ended 30 September 2007 managing persons of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the IAS 24 "Related Party Disclosures".

d) Transactions with related parties concluded through the key executive personnel of the Parent and other Group companies

During the 9 months ended 30 September 2007 the key executive personnel of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 30 September 2007 and the settlement balances as at 30 september 2007

	PKN ORLEN Capital Group					
	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Total related parties
Sales	13 022 503	5 753	1 793 168	3 096	9 530	14 834 050
Purchases	1 449 992	41 447	16 792	66 945	27 013	1 602 189
Interest received	2 523	1	515	2	7	3 048
Financial expenses	1 671	-	-	10	8	1 689
Gross current receivables	2 029 447	1 185	396 059	551	1 744	2 428 986
Short term liabilities	276 194	3 470	2 062	16 154	2 910	300 790
Gross non-current receivables	17 221	-	-	-	-	17 221
Long term liabilities	22 341	-	-	-	-	22 341

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] Parent Company exercises significant influence via its representatives in supervisory bodies
[3] Parent Company exercises a joint control under the articles of association

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	9 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)
The Management Board of the Parent Company *	17 244	11 758
Supervisory Board of the Parent Company	767	536
Key Executive Personnel of the Parent Company **	26 606	13 780
Key Executive Personnel of subsidiaries	82 832	66 368
Total	**127 449**	**92 442**

* including compensation of former Board Members during the nine months period ended 30 September 2007 of PLN 9 826 thousand.
** including compensation of former Key Management Personnel of the Parent of PLN 4 059 thousand in the period of 9 months ended 31 September 2007. During the nine months period ended 30 September 2007 37 persons performed duties as Key Executive Personnel and 26 persons performed duties as Key Executive Personnel during the nine months period ended 30 September 2006

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period from 1 January to 30 September 2007 PKN ORLEN and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

(all amounts in PLN thousand)

XV. SUPPLEMENTARY INFORMATION

1. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares in Polkomtel S.A. by TDC Mobile International A/S under the Agreement.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into ment phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America Inc. The proceedings is finished. Parties are waiting for a court ruling.

General Shareholders' Meeting of Polkomtel S.A. was held on 29 March 2007. Shareholders decided to pay dividend from net profit realized in 2006. Total dividend amounted PLN 1,031,765 thousand (equalling PLN 50.33 per share) and was paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 202,315 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 5 March 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 49,684 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend of PLN 152,631 thousand was received by PKN ORLEN on 8 June 2007.

Share of Polkomtel in the consolidated financial result of the Group amounted to PLN 199,286 thousand in the nine-month period ended 30 September 2007 and PLN 164,075 thousand in the nine-month period ended 30 September 2006.

2. Purchase of additional shares in Mazeikiu by PKN ORLEN

a) Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu by PKN ORLEN S.A. (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions

(all amounts in PLN thousand)

issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company hold 632,713,599 shares which was equal to 89.2628% stake in share capital of Mazeikiu.

b) Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN S.A. purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in share capital of Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital were quoted at the market.

c) Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN S.A. commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out is conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN S.A. and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effected until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25. During the first phase 2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in share capital. Minority shareholders, other than the Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 19 September the Lithuanian Court in response to a motion raised on 23 May 2007 by PKN ORLEN S.A. issued a decision that all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. As at 29 October the recall period passed and a decision became legally binding. After it's implementation PKN ORLEN S.A. and the Government of the Republic of Lithuania will become only shareholders in Mazeikiu.

So as to enable efficient implementation of court's decision on 19 September Vilnius Stock Exchange suspended trading with shares of Mazeikiu.

As of 6 November 2007 PKN ORLEN S.A. held 637,326,312 shares of Mazeikiu, constituting 89.91% stake in share capital. Minority shareholders, subject to squeeze out procedure hold 744,810 shares in Mazeikiu.

3. Restructuring process of IKS Solino S.A.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained in IKS structure only in the event of its economic profitability.

According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions.

PKN ORLEN emphasizes that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A.

(all amounts in PLN thousand)

4. Transfer of shares in Spolana a.s. between Group companies

In 2006 Zakłady Azotowe Anwil S.A. purchased shares of Spolana a.s. from Unipetrol a.s. After transaction PKN ORLEN Group ownes 95.18% of the votes at the General Shareholders' Meeting of Spolana. In accordance with the Czech law the Mandatory Tender Offer – MTO from minority shareholders of Spolana a.s. was started by Anwil S.A. acting together with PKN ORLEN. Spolana shares were valuated by independent expert for MTO purposes with methodology compatible with guidance from the Czech National Bank ("CNB"). The Management Board of Anwil S.A. proposed to minority shareholders of Spolana a.s. the price for one share in the amount of CZK 162. The squeeze out procedure was finished on 21 March 2007. After the process of MTO PKN ORLEN and Anwil S.A. own 95.7% of the votes at the General Shareholders' Meeting of Spolana.

5. Goldenfrazil Limited versus members of the Supervisory Board of Unipetrol a.s.

On 26 February 2007, Goldenfrazil Limited, seated in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of Unipetrol, asserting rights to damages in the amount of CZK 351,877,163 (EUR 12.8 million) which according to Goldenfrazil Limited alleges Unipetrol has against the members of Unipetrol's Management Board (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that Unipetrol suffered damage as a result of the failure of the Unipetrol's Management Board to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by Unipetrol a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of Unipetrol has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above. On 21 September 2007 legal representatives of Unipetrol's Management Board submitted to the court a reply with chosen documentary evidence.

(all amounts in PLN thousand)

XVI. DIFFERENCES BETWEEN DATA DISCLOSED IN THE FINANCIAL STATEMENTS AND PREVIOUSLY PREPARED AND ISSUED FINANCIAL STATEMENTS

1. Presentation adjustment relating to excise duty without impact on previously disclosed results

	Sales of products and services	Excise tax and other charges	Revenues from sale of products and services, net
Data disclosed in the consolidated financial statement for 3 quarters 2006	38 183 635	(9 326 448)	28 857 187
Adjustment of excise tax	116 318	(116 318)	-
Data disclosed in the consolidated financial statement for 3 quarters 2007	38 299 953	(9 442 766)	28 857 187

	Sales of merchandise and raw materials	Excise tax and other charges	Revenues from sale of merchandise and raw materials, net
Data disclosed in the consolidated financial statement for 3 quarters 2006	11 487 344	(590 268)	10 897 076
Adjustment of excise tax	397 563	(397 563)	-
Data disclosed in the consolidated financial statement for 3 quarters 2007	11 884 907	(987 831)	10 897 076

2. Adjustment affecting the result presented in the published consolidated financial statements for the 3rd quarter of 2006

	Net profit for 9 months of 2006
Data disclosed in the consolidated financial statement for 3 quarters 2006	2 385 467
Adjustment of depreciation	(73 459)
Income tax effect of the adjustment of depreciation	17 630
Data disclosed in the consolidated financial statement for 3 quarters 2007	2 329 638

As a result of change of the total value of depreciation of property, plant and equipment in a company belonging to Unipetrol Group (Ceska Rafinerska a.s.) in the last quarter of 2006 for the whole 2006 year, adjustment of data for III quarter of 2006 published in this report was made.

XVII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 12 November 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....

Piotr Kownacki

President

....	....	....
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
Vice-President	Vice-President	Vice-President
....	....	....
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski
Member of the Board	Member of the Board	Member of the Board

Płock, 12 November 2007



KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2007 TO 30 SEPTEMBER 2007

To the Shareholders of *PKN ORLEN S.A.*

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 30 September 2007, with total assets and total liabilities and equity of PLN 45,320,035 thousand, the consolidated profit and loss account for the period from 1 January 2007 to 30 September 2007 with a net profit of PLN 1,835,831 thousand, the consolidated statement of changes in equity for the period from 1 January 2007 to 30 September 2007 with an increase in equity of PLN 1,091,538 thousand, the consolidated cash flow statement for the period from 1 January 2007 to 30 September 2007 with a net increase in cash amounting to PLN 180,884 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union and other applicable regulations. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements, based on our review.

Scope of review

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.



KPMG

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 30 September 2007, and its financial performance and its cash flows for the period from 1 January 2007 to 30 September 2007 in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union.

Without qualifications to the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following issues:

- As disclosed in note no. 37a5 of the published consolidated financial statements for the year ended on 31 December 2006, due to the acquisition of assets and liabilities of AB Mazeikiu Nafta Group, the process of establishment of the fair value of acquired assets and liabilities is in progress. In accordance with IFRS 3, the PKN ORLEN S.A. Group may adjust the fair value of acquired net assets of AB Mazeikiu Nafta Group and recalculate the goodwill in relation to the acquisition of AB Mazeikiu Nafta within twelve months of the acquisition date.

- As disclosed in note no. VII.3.a of the accompanying interim condensed consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. Recently the appeal procedure is pending and the outcome is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the interim consolidated financial statements as at 30 September 2007 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 12 November 2007


END